As confidentially submitted to the Securities and Exchange Commission on May 20, 2015
as Amendment No. 5 to the confidential submission dated March 21, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Edge Therapeutics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2834	26-4231384
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 Connell Drive, Suite 1600
Berkeley Heights, NJ 07922
(800) 208-3343
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Brian A. Leuthner
President and Chief Executive Officer
Edge Therapeutics, Inc.
200 Connell Drive, Suite 1600
Berkeley Heights, NJ 07922
(800) 208-3343

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

David S. Rosenthal, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3500	Mitchell S. Bloom, Esq. Arthur R. McGivern, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $0.00033 par value per share	$	$

(1)	Pursuant to Rule 416 under the Securities Act, this registration statement shall be deemed to cover the additional securities of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act and includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum aggregate offering price and includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 20, 2015

PRELIMINARY PROSPECTUS

              Shares

Common Stock

We are offering           shares of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $          and $          per share. We intend to apply for listing of our common stock on the NASDAQ Global Market under the symbol “EDGE.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.” Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Edge Therapeutics
Per share	$	$	$
Total	$	$	$

(1)	We refer you to “Underwriting” beginning on page 131 for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to           additional shares of common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about          , 2015.

Credit Suisse	Leerink Partners

Wells Fargo Securities	Janney Montgomery Scott
Maxim Group LLC

The date of this prospectus is          , 2015

Through and including         , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell shares of our common stock. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus, including our financial statements and the notes thereto appearing elsewhere in this prospectus and the matters discussed in the sections in this prospectus entitled “Risk Factors,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements and Industry Data.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Edge” “the Company,” “we,” “us” and “our” refer to Edge Therapeutics, Inc.

Overview

We are a clinical-stage biotechnology company that discovers, develops and seeks to commercialize novel, hospital-based therapies capable of transforming treatment paradigms in the management of acute, life-threatening conditions. We believe EG-1962, our lead product candidate, can fundamentally improve patient outcomes and transform the management of aneurysmal subarachnoid hemorrhage, or aSAH, which is bleeding around the brain due to a ruptured brain aneurysm. A single dose of EG-1962 delivers a high concentration of nimodipine, the current standard of care, directly to the brain with sustained drug exposure over 21 days. EG-1962 utilizes our proprietary, programmable, biodegradable polymer-based development platform, or our Precisa® development platform, a novel delivery mechanism that enables targeted and sustained drug exposure while potentially avoiding the dose-limiting side effects associated with currently available formulations of nimodipine.

In April 2015, we completed enrollment in a Phase 1/2 trial of EG-1962 in North America, which we refer to as our NEWTON trial, and met our primary and secondary endpoints of safety, tolerability, maximum tolerated dose (MTD) and pharmacokinetics. Functional outcome results from the 90-day follow-up available for patients in the first three NEWTON cohorts demonstrate that 18 of 27 (67%) of patients treated with EG-1962 experienced a favorable functional outcome versus two of nine patients (22%) of patients treated with oral nimodipine. We are in the process of further analyzing the NEWTON data and are planning an end-of-Phase 2 meeting with the Food and Drug Administration, or FDA, in 2015. We intend to initiate our Phase 3 program in the first half of 2016.

Our second product candidate, EG-1964, is being developed as a potential prophylactic treatment in the management of chronic subdural hematoma, or cSDH, to prevent recurrent bleeding on the surface of the brain. Recurrent bleeding occurs in up to 30% of cSDH patients, requires repeat neurosurgical intervention and is associated with risks of serious complications, including death. There are currently no approved therapeutic treatments that reduce the risk of recurrent bleeding after cSDH. By way of a single administration at the time of the initial neurosurgical intervention, we believe EG-1964 will deliver a high concentration of aprotinin, a pancreatic trypsin inhibitor, directly to the brain with sustained drug exposure over 21 to 28 days. Aprotinin preserves the ability for blood to clot by inhibiting plasminogen, a naturally produced enzyme that breaks down blood clots, thereby limiting recurrent bleeding. If the FDA approves EG-1964, we believe that EG-1964 can become the standard of care as a prophylactic treatment in the management of cSDH to prevent recurrent bleeding. Following discussions with the FDA, we intend to submit an IND for EG-1964 in 2016.

Our Product Candidates

The following table outlines our pipeline of product candidates.

EG-1962, Our Product Candidate for the Management of Subarachnoid Hemorrhage

Our lead product candidate, EG-1962, is a polymer-based microparticle containing nimodipine and is being developed using our Precisa development platform to improve patient outcomes following aSAH. EG-1962 will be administered by neurosurgeons or neurointensivists to deliver a single, high and sustained dose of nimodipine directly to the site of the injury in the brain via an existing external ventricular drain, or EVD, while potentially avoiding dose-limiting side effects. As part of the routine course of treatment, we believe nearly half of all aSAH patients receive an EVD to monitor pressure and to serve as a pathway to administer drugs. Since current treatment guidelines recommend that all patients receive nimodipine prophylactically after aSAH, we believe that EG-1962, if approved, can become the new standard of care for all patients who receive an EVD after aSAH. In addition, our approach does not materially alter current physician behavior or treatment protocol.

In the United States, approximately 35,000 patients with an average age of 52 are hospitalized in the intensive care unit, or ICU, each year for aSAH, and approximately 75% of these patients die or suffer permanent brain damage within 30 days. This results in overall inpatient charges of more than $5.0 billion per year in the United States. After an aSAH, the ruptured aneurysm is repaired but these patients remain at risk for multiple complications that are managed over the course of the patient’s treatment to optimize clinical outcomes. To date, nimodipine administered over a 21-day period either orally every four hours or intravenously, is the only approved drug shown to have efficacy in reducing unfavorable functional outcomes and neurological deficits after aSAH. EG-1962 delivers high and sustained concentrations of nimodipine directly to the site of injury in the brain in a single administration, while potentially avoiding systemic side effects, primarily hypotension, associated with current formulations of nimodipine, which can exacerbate the complications of aSAH.

If EG-1962 is approved by the FDA as a therapy that can improve functional outcome over standard of care, it could result in significant pharmacoeconomic advantages that we believe can drive adoption and help to justify premium pricing.

EG-1962 Clinical Development Program in aSAH

In October 2013, we commenced the NEWTON trial, a multicenter, randomized, controlled, open label Phase 1/2 clinical trial of EG-1962. The NEWTON trial is a safety, tolerability, MTD and pharmacokinetics trial of EG-1962 compared to oral nimodipine in patients with aSAH. Patients were randomized in a ratio of 3 to 1 to receive either a single dose of EG-1962 or oral nimodipine, the current standard of care, for 21 days. Twenty medical centers in North America participated in the NEWTON trial. North American enrollment was completed in April 2015. In June 2015, we expect to commence enrollment of patients in a European expansion cohort.

As of May 2015, safety data are available through the first three cohorts and no patients (0 of 27) experienced EG-1962 related hypotension in the treated group, while 33% of patients (three of nine) treated with oral nimodipine experienced hypotension. Functional outcome results from the 90-day follow-up available for patients in the first three NEWTON cohorts demonstrate that 18 of 27 (67%) of patients treated with EG-1962 experienced a favorable functional outcome versus two of nine patients (22%) of patients treated with oral nimodipine.

We plan to report topline data from the NEWTON trial, including primary and secondary outcome data, along with key efficacy data for those evaluable patients in the third quarter of 2015. We expect to both announce full trial results and initiate our Phase 3 program in the first half of 2016.

Further Development of EG-1962

Since at least 50% of aSAH patients may not require an EVD, market expansion opportunities exist. We intend to explore alternative routes of administration of EG-1962, including intracisternal and lumbar administration to improve outcomes in patients with aSAH who do not receive an EVD, but remain at risk for delayed neurological complications. Intracisternal administration involves placing a single injection of EG-1962 into the basel cisterns of the brain during surgical repair of the aneurysm. Lumbar administration would entail the administration of a single injection of EG-1962 into the cerebral spinal fluid, or CSF, via a catheter in the lumbar region of the back.

We also believe that EG-1962 may improve patient outcomes following moderate-to-severe traumatic brain injury, or TBI, particularly in the subset of these patients who have traumatic subarachnoid hemorrhage, or tSAH. A recent study published in Lancet Neurology found that there are approximately 2.0 million to 3.5 million people annually worldwide who suffer moderate-to-severe TBI, with other studies indicating that up to 50% of these patients experience subarachnoid bleeding. We believe we can establish EG-1962 as a prophylactic treatment to improve patient outcomes for tSAH patients who receive an EVD.

EG-1964, Our Product Candidate for the Management of Chronic Subdural Hematoma

EG-1964 contains aprotinin, a pancreatic trypsin inhibitor, and is being developed using our Precisa development platform for the management of cSDH as a prophylactic measure to prevent recurrent bleeding. EG-1964 will be administered by neurosurgeons in order to deliver a sustained dose of aprotinin over 21 to 28 days directly to the site of the cSDH. Aprotinin was approved by the FDA in 1993 to prevent rebleeding and reduce the need for blood transfusions following cardiac bypass surgery. Our development strategy leverages aprotinin’s established mechanism of action as a clotting agent and its potential impact in the subdural space for targeted delivery in the brain.

Following a review of our non-clinical data and discussions with the FDA, we plan to select a potential starting dose of aprotinin for EG-1964 and submit an Investigational New Drug Application, or IND, with the FDA. The IND submission is expected to be made in 2016.

Our Precisa Development Platform

Precisa is our proprietary, programmable, biodegradable polymer-based development platform that enables us to create therapeutics, such as EG-1962 and EG-1964, and to explore other potential novel therapeutic agents. Precisa is capable of delivering medicines directly to the site of injury to potentially avoid serious systemic side effects often associated with oral or intravenous delivery of drugs and to enable high and sustained drug exposure with only a single dose at the initial time of procedural or surgical intervention.

The key principles of our Precisa development platform are:

•	Rational design. Once we have identified an unmet clinical condition and identified several potentially effective therapeutics, we systematically vary physical and chemical properties, such as particle size, surface properties, dose level and release profile in order to engineer multiple types of polymer-based formulations. We optimize a product candidate by programming Precisa to achieve a sustained release rate with effective targeting for the particular administration and organ or tissue target.
•	Targeted delivery. We use Precisa to design our product candidates based on specific physical and chemical properties (e.g., size, shape, surface area) that allow for one-time administration at or near the targeted injured organ, vessel or cell.

•	Controlled and sustained drug exposure. We program Precisa with a specific blend of polymers in order to obtain the desired release profile of the selected therapeutic. This is accomplished by immersing the specified therapeutic in a matrix of clinically-validated, biodegradable and biocompatible polymers.

While we have initially applied our development approach to acute neurological conditions with EG-1962 and EG-1964, we intend to leverage our Precisa platform beyond these product candidates to address other acute care areas, including neurosurgical oncology, cardiac surgery, general surgery and plastic and reconstructive surgery. We believe our Precisa development platform allows us to advance a new product candidate from concept to preclinical testing in an expedited manner. We plan on initiating formulation and development activities on EG-1963, which uses our Precisa platform to reduce bleeding following surgeries outside the brain. We plan on initiating formulation and development work on EG-1963 in 2016.

Other Discovery Programs

We have entered into a multi-year research and discovery collaboration with St. Michael’s Hospital, which is affiliated with the University of Toronto. The collaboration focuses on discovering new therapeutic approaches to treat various acute neurological conditions, such as intracerebral hemorrhages, brain microbleeds and cavernous malformations resulting from neurovascular instability.

Our Team

We are led by a team of executives and directors with significant experience in drug discovery, development and commercialization. Our co-founder and CEO, Brian Leuthner, has been responsible for developing, launching and selling products in the hospital market for GlaxoWellcome plc, Johnson & Johnson, ESP Pharma, Inc. and The Medicines Company. Our other co-founder and Chief Scientific Officer, Dr. R. Loch Macdonald, is a world-renowned neurosurgeon and expert in the research and management of acute neurological conditions. Other members of our management team have held senior positions at Alpharma, Inc., Amgen Corporation, Celgene Corporation, ESP Pharma, Inc, Johnson & Johnson, MedPointe, Inc., Millennium Pharmaceuticals, Otsuka Pharmaceuticals, Purdue Pharma L.P and Schering Plough Corporation. In addition, our Chairman, Dr. Sol Barer is a co-founder and the former CEO of Celgene, and the Chairman of our Scientific Advisory Board, Dr. Robert Langer, is a world-renowned scientist and pioneer in drug-delivery-related inventions.

Our Strategy

Our vision is to become a leading global biotechnology company that discovers, develops and commercializes novel, hospital-based therapies that transform treatment paradigms in the management of acute, life-threatening neurological conditions. We intend to utilize our product development and commercial execution strategies to achieve this vision.

We seek to maintain high barriers to entry around our product candidates and the markets in which they are utilized by using a three-layered approach. Our first layer of defense relates to patent rights. We currently have three issued U.S. patents, including composition of matter related to EG-1962, six issued foreign patents, one PCT application that will enter the national stage in September 2015 and more than 60 U.S. and foreign pending patent applications. Our second layer of defense involves manufacturing know-how and trade secrets relating to the design and manufacture of products using our Precisa development platform. Our third layer involves the difficulty a competitor may experience in proving bioequivalence. If a competitor were to attempt to prove bioequivalence, we believe the competitor would be required to conduct human clinical trials to demonstrate that direct delivery of a competitive product to the brain would have similar plasma concentrations and efficacy as any of our other product candidates.

Key elements of our execution strategy are as follows:

•	Rapidly develop our lead product candidate, EG-1962 to improve clinical outcomes following aSAH.
•	Expand the development of EG-1962 for intracisternal and lumbar administration to improve outcomes in patients with aSAH that do not receive an EVD but remain at risk for delayed neurologic complications.
•	Develop our second product candidate, EG-1964, to prevent recurrent bleeding after treatment for cSDH.
•	Develop our third product candidate EG-1963 to prevent rebleeding following surgeries outside the brain.
•	Evaluate other indications for EG-1962 such as tSAH and in therapeutic areas outside of the brain, such as ophthalmology and plastic and reconstructive surgery.
•	Commercialize our wholly-owned product candidates, including EG-1962 and EG-1964, if approved, through a targeted sales force in the United States, Canada and Europe and with potential strategic partnerships outside of these regions.
•	Leverage our proprietary, programmable, polymer-based Precisa development platform to develop life-saving therapies in acute care areas such as neurosurgical oncology, interventional cardiology, cardiothoracic surgery, general surgery, ophthalmology, and plastic and reconstructive surgery.

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks and uncertainties. As a clinical-stage biotechnology company, we face many risks inherent in our business and the industry in general. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” prior to making an investment in our common stock. These risks include, among others, the following:

•	We are a clinical-stage biotechnology company with a limited operating history and have not generated any revenue from product sales. We have incurred significant operating losses since our inception, had a net loss of $4.5 million for the three months ended March 31, 2015 and anticipate that we will incur continued losses for the foreseeable future. We will require substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.
•	We depend almost entirely on the success of one product candidate, EG-1962, which just completed enrollment in its Phase 1/2 clinical trial. We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, EG-1962 or any of our other product candidates.
•	Positive results from our NEWTON trial are not necessarily predictive of the results of our planned Phase 3 program for EG-1962. If we cannot replicate the positive results from our completed clinical studies and our NEWTON trial, we may be unable to successfully develop, obtain regulatory approval for and commercialize EG-1962.
•	Failures or delays in the commencement, enrollment or completion of our Phase 3 program of EG-1962 could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.
•	We are subject to regulatory approval processes that are lengthy, time consuming and unpredictable. We may not obtain approval for any of our product candidates from the FDA or foreign regulatory authorities, particularly if EG-1962 fails to demonstrate superiority over Nymalize®, an oral solution of nimodipine, for which the FDA granted market exclusivity in 2013 due to its orphan drug designation.
•	We currently have no sales or marketing capabilities and, if we are unable to develop our own sales and marketing capabilities or enter into strategic alliances with marketing partners, we may not be successful in commercializing our product candidates.

•	We depend on the performance of third parties, including contract research organizations and contract manufacturers to conduct our preclinical studies, clinical trials and to manufacture our product candidates and if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.
•	We may be unable to recruit or retain key employees, including our President and Chief Executive Officer, Brian A. Leuthner, and our Chief Scientific Officer, Dr. R. Loch Macdonald.
•	If we are unable to adequately protect our proprietary technology, maintain our issued patents, or if our pending patent applications do not issue, we may not be able to sufficiently protect EG-1962 and our other product candidates, and others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

Our Corporate Information

We were formed as Edge Therapeutics, Inc., a corporation under the laws of the State of Delaware, on January 22, 2009. Our principal executive offices are located at 200 Connell Drive, Suite 1600, Berkeley Heights, NJ 07922 and our telephone number is (800) 208-3343. Our website address is http://www.edgetherapeutics.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

“EDGE THERAPEUTICS,” “EDGE THERAPEUTICS, INC.,” “EG-1962,” “EG-1964,” “PRECISA” and our logo are our registered U.S. trademarks. All other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Act, or JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of which this prospectus forms a part. We are currently utilizing or intend to utilize both of these exemptions. We have not made a decision whether to take advantage of any other exemptions available to emerging growth companies. We do not know if some investors will find our shares less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the date on which shares of our common stock become publicly traded in the United States.

THE OFFERING

Common stock offered by us
          shares
Over-allotment option
We have granted the underwriters an option for a period of 30 days to purchase up to        additional shares of common stock.
Common stock to be outstanding after this offering
          shares
Use of proceeds
We expect that the net proceeds from this offering will be approximately $       million based on an assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the proceeds of this offering to fund our planned Phase 3 program for EG-1962 for the management of aSAH through the filing of a New Drug Application, or NDA, to fund our development work on other routes of administration and other uses of EG-1962, to fund our preclinical studies and the commencement of clinical trials of EG-1964 to prevent recurrent bleeding after cSDH, to fund new and ongoing discovery and development programs, and the remainder for working capital and general corporate purposes, including to fund certain development and regulatory milestone payments related to EG-1962. See “Use of Proceeds” on page 42.
Risk factors
You should read the “Risk Factors” section of, and all of the other information set forth in, this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ symbol
“EDGE”

The number of our shares of common stock to be outstanding after this offering is based on 14,946,011 shares of common stock outstanding as of March 31, 2015, after giving effect to the conversion of our outstanding shares of preferred stock into 11,895,755 shares of common stock and the issuance of 740,256 shares of common stock issuable upon declaration of accrued dividends on our Series C and Series C-1 Preferred Stock as of March 31, 2015 immediately prior to the consummation of this offering, and excludes:

•	950,779 shares of our common stock issuable upon exercise of all classes of warrants outstanding as of March 31, 2015 at a weighted average exercise price of $4.11 per share;
•	1,845,948 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2010 Equity Incentive Plan at a weighted average exercise price of $2.73 per share;
•	1,500,000 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2012 Equity Incentive Plan at a weighted average exercise price of $1.75 per share;
•	1,593,500 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2014 Equity Incentive Plan at a weighted average exercise price of $4.51 per share;
•	998,900 shares of common stock reserved for future issuances under our 2014 Equity Incentive Plan; and
•	shares of common stock reserved for future issuances under our 2014 Employee Stock Purchase Plan.

Unless otherwise indicated, the information in this prospectus reflects and assumes the following:

•	the filing of our eighth amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the consummation of this offering;
•	no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock from us;
•	no exercise of outstanding options or warrants;
•	the conversion of all of our outstanding shares of preferred stock into 11,895,755 shares of our common stock immediately prior to the consummation of this offering; and
•	a 1-for- reverse split of our common stock effected on , 2015.

SUMMARY FINANCIAL DATA

The following table summarizes our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2014 and 2013 and balance sheet data as of December 31, 2014 and 2013 from our audited financial statements included elsewhere in this prospectus. We have derived the statements of operations data for the three months ended March 31, 2015 and 2014 and balance sheet data as of March 31, 2015 from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of March 31, 2015 and results of operations for the three months ended March 31, 2015 and 2014. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period. The summary of our financial data set forth below should be read together with our financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2014	2013	2015	2014
			(unaudited)	(unaudited)
Statement of Operations Data:
Operating expenses:
Research and development	$8,473,522	$4,484,367	$2,871,239	$1,305,271
General and administrative	4,720,661	2,003,992	1,311,030	1,159,332
Total operating expenses:	13,194,183	6,488,359	4,182,269	2,464,603
Loss from operations	(13,194,183)	(6,488,359)	(4,182,269)	(2,464,603)
Other income (expense)	402,122	(853,739)	(286,216)	(48,126)
Loss before income taxes	(12,792,061)	(7,342,098)	(4,468,485)	(2,512,729)
Benefit (provision) for income taxes	590,675	459,018	—	—
Net loss	(12,201,386)	(6,883,080)	(4,468,485)	(2,512,729)
Cumulative dividend on Series C and C-1 convertible preferred stock	(1,580,701)	(1,076,256)	(683,181)	(356,738)
Net loss attributable to common stockholders	(13,782,087)	$(7,959,336)	$(5,151,666)	$(2,869,467)
Loss per share attributable to common stockholders basic and diluted (1)	$(5.97)	$(3.45)	$(2.23)	$(1.24)
Weighted average common shares outstanding basic and diluted (1)	2,310,000	2,310,000	2,310,000	2,310,000
Unaudited pro forma net loss
Unaudited pro forma net loss per share of common stock basic and diluted (1)
Unaudited pro forma basic and diluted weighted average shares of common stock outstanding (1)

	As of March 31, 2015
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)(4)
	(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and Cash Equivalents	$12,295,667	$—	$—
Total Assets	15,920,075	—	—
Long Term Debt	4,752,716
Convertible preferred stock	37,473,720	—	—
Accumulated deficit	(34,970,584)	—	—
Total stockholders' (deficit) equity	(32,614,244)	—	—

(1)	See Notes 2(K) and (L) to our audited financial statements for an explanation of the method used to calculate net loss per share of common stock, basic and diluted, pro forma net loss per share of common stock, basic and diluted, and diluted pro forma weighted average shares outstanding used to calculate the pro forma per share amounts.
(2)	Gives pro forma effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock, which will occur immediately prior to the consummation of this offering, and the issuance of shares of common stock issuable upon declaration of accrued dividends on our Series C, Series C-1 and Series C-2 Preferred Stock immediately prior to the consummation of this offering.
(3)	Gives further effect to the sale of shares of our common stock in this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total stockholders' (deficit) equity by $ million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us at the assumed public offering price would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total stockholders' (deficit) equity by $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing elsewhere in this prospectus, before making your decision to invest in shares of our common stock. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse impact on our business, results of operations, financial condition and cash flows and our future prospects would likely be materially and adversely affected. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Capital Needs and Financial Position and the Development of Our Product Candidates

We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates, including EG-1962.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to advance the clinical development of our product candidates and to launch and commercialize any product candidates for which we receive regulatory approval, including potentially building our own commercial organization to address the United States and certain other markets. We believe that the net proceeds from this offering, together with existing cash and interest thereon, will be sufficient to meet our anticipated cash requirements through the completion of our current planned Phase 3 program for EG-1962 for the treatment of aSAH. However, we may require additional capital for the further development of our product candidates and, if we conduct additional Phase 3 trials of EG-1962, we may seek to raise additional funds sooner in order to accelerate development of our product candidates and we will need to raise additional funds to commercialize any of our product candidates.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates or one or more of our other research and development initiatives. We also could be required to:

•	seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; or
•	relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of the clinical trials for our product candidates to obtain regulatory approval, particularly whether the FDA requires us to complete two Phase 3 trials for EG-1962 for the treatment of aSAH or changes to the anticipated design of our Phase 3 program, such as changes in the required control arm of any such trial;
•	the outcome of planned 2015 interactions with the FDA and other non-U.S. health authorities that may alter our proposed Phase 3 program for EG-1962 to meet the standards for approval of an NDA or for obtaining a marketing authorization in aSAH;
•	the clinical development plans we establish for these product candidates;
•	the number and characteristics of product candidates that we develop or may in-license;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;
•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;
•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;
•	the effect of competing technological and market developments;
•	the cost and timing of completion of commercial-scale outsourced manufacturing activities; and
•	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

Future debt obligations expose us to risks that could adversely affect our business, operating results and financial condition and may result in further dilution to our shareholders.

We have entered into a loan and security agreement with Hercules Technology Growth Capital, Inc., or Hercules, pursuant to which we have borrowed $6,000,000 and may borrow up to an additional $4,000,000 from Hercules at an initial interest rate of 10.45% per annum, contingent upon the satisfaction of certain conditions precedent. We must repay the indebtedness on or before March 1, 2018 and have paid Hercules an origination fee of $100,000. We must make interest only payments on the amounts borrowed until September 2015, after which we must make 30 equal monthly payments of principal plus interest. To the extent we desire to prepay the indebtedness prior to maturity, we will be obligated to pay a prepayment penalty to Hercules ranging from 1% to 3% of the amounts being prepaid, depending on when such prepayment occurs. In addition, at the time that the loan is either due or prepaid, we must pay Hercules a fee equal to 1.5% of the total amounts funded at such time. Our ability to make payments on this indebtedness depends on our ability to generate cash in the future. We expect to experience negative cash flow for the foreseeable future as we fund our operations and capital expenditures. There can be no assurance that we will be in a position to repay this indebtedness when due or obtain extensions of the maturity date. We anticipate that we will need to secure additional funding in order for us to be able to satisfy our obligations when due. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If that additional funding involves the sale of equity securities or convertible securities, it would result in the issuance of additional shares of our capital stock, which would result in dilution to our stockholders. The indebtedness is secured by substantially all of our assets other than intellectual property on which we have given Hercules a negative pledge. In addition, under the loan agreement, we are subject to certain customary covenants that limit or restrict our ability to, among other things, incur additional indebtedness, grant any security interests, pay cash dividends, repurchase our common stock, make loans, or enter into certain transactions without the prior consent of Hercules.

This level of debt could have important consequences to you as an investor in our securities. For example, it could:

•	limit our flexibility in planning for the development, clinical testing, approval and marketing of our products;
•	place us at a competitive disadvantage compared to any of our competitors that are less leveraged than we are;
•	increase our vulnerability to both general and industry-specific adverse economic conditions; and
•	limit our ability to obtain additional funds.

In addition, as part of this financing with Hercules, we issued a warrant to Hercules to purchase up to 107,526 shares of our Series C-1 Preferred Stock. The warrant will become exercisable for shares of our common stock immediately prior to the consummation of this offering. Such warrant will be exercisable for five years following the consummation of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a more detailed discussion of the transaction with Hercules.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt financings may be coupled with an equity component, such as warrants to purchase stock, which could also result in dilution of our existing stockholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business and may result in liens being placed on our assets and intellectual property. If we were to default on such indebtedness, we could lose such assets and intellectual property. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us.

We have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

We are a clinical-stage biotechnology company. Investment in biotechnology product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate, such as EG-1962, our lead product candidate, will fail to gain regulatory approval or become commercially viable. We have not generated any revenue from product sales to date, and we continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in 2009. For the year ended December 31, 2014 and the three months ended March 31, 2015, we reported a net loss of $12.2 million and $4.5 million, respectively.

We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. If EG-1962 or any of our other product candidates fail in clinical trials or do not gain regulatory approval, or if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity (deficit) and working capital.

We have not generated any revenues since inception and may never become profitable.

To date, we have not generated any revenues since our inception. Our ability to generate revenue and become profitable depends upon our ability to successfully obtain marketing approval and commercialize products, including EG-1962 or other product candidates that we may develop, in-license or acquire in the future. Even if we are able to successfully achieve regulatory approval for these product candidates, we do not know when any of these products will generate revenue for us, if at all. Our ability to generate revenue from EG-1962 or other product candidates also depends on a number of additional factors, including our ability to:

•	successfully complete development activities, including the necessary clinical trials;
•	complete and submit marketing authorization applications to the FDA and obtain regulatory approval for an indication for which there is a commercial market;
•	complete and submit marketing authorization applications to, and obtain regulatory approval from, foreign regulatory authorities;
•	set a commercially viable price for our products;
•	develop and obtain commercial quantities of our products at acceptable cost levels;
•	develop a commercial organization capable of sales, marketing and distribution for the products we intend to sell ourselves in the markets in which we have retained commercialization rights;

•	find suitable partners to help us market, sell and distribute our approved products in other markets; and
•	obtain coverage and adequate reimbursement from third-party, including government, payors.

In addition, because of the numerous risks and uncertainties associated with product development, including that our product candidates may not advance through development or be shown to be safe and effective for their intended uses, the FDA or any other regulatory agency may require additional clinical trials or preclinical studies. We are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete the process described above, we anticipate incurring significant costs associated with commercializing these products.

Even if we are able to generate revenues from the sale of our products, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations.

We have a limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We were formed in January 2009. Our operations to date have been limited to organizing and staffing our company, acquiring or developing product and technology rights, and conducting product development activities for our product candidates, primarily EG-1962. We have not yet obtained regulatory approval for any of our product candidates. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history or approved products on the market.

We depend almost entirely on the success of one product candidate, EG-1962, which recently completed enrollment of its Phase 1/2 clinical trial. We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, EG-1962 or any other product candidate.

We currently have only one product candidate, EG-1962, in clinical development, and our business depends almost entirely on its successful clinical development, regulatory approval and commercialization. We currently have no drug products for sale and may never be able to develop marketable drug products. EG-1962 will require substantial additional clinical development, testing, and regulatory approval before we are permitted to commence its commercialization. Our other product candidates, including EG-1964, are still in pre-clinical development stages. None of our product candidates have advanced into a Phase 3 trial. The clinical trials of our product candidates are, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must successfully meet a number of critical developmental milestones, including:

•	demonstrating through Phase 3 clinical trials that the product candidate is safe and effective and shows a significant benefit vs. risk advantage over the active comparator in patients for the intended indication;
•	developing dosages that will be tolerated, safe and effective;
•	determining the appropriate delivery mechanism;
•	demonstrating that the product candidate formulation will be stable for commercially reasonable time periods; and
•	completing the development and scale-up to permit manufacture of our product candidates in commercial quantities and at acceptable prices.

The time necessary to achieve these developmental milestones for any individual product candidate is long and uncertain, and we may not successfully complete these milestones for EG-1962 or any other product candidates that we may develop. We have not yet completed development of any product. We may not be able to finalize the design or formulation of any product candidate. In addition, we may select components, solvents, excipients or other ingredients to include in our product candidates that have not been previously approved for use in pharmaceutical products, which may require us to perform additional studies and may delay clinical testing and regulatory approval of our product candidates.

We are continuing to test and develop our product candidates and may explore possible design or formulation changes to address safety, efficacy, manufacturing efficiency and performance issues. We may not be able to complete development of any product candidates that will be safe and effective and that will have a commercially reasonable treatment and storage period. If we are unable to complete development of EG-1962, or any other product candidates that we may develop, we will not be able to commercialize and earn revenue from them.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, including EG-1962, our business will be substantially harmed.

Of the large number of drugs in development in the United States, only a small percentage successfully complete the FDA regulatory approval process and are commercialized. We are not permitted to market EG-1962 in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from such countries. Prior to submitting an NDA to the FDA for approval of EG-1962 to treat patients with aSAH, we plan to analyze results from our Phase 1/2 clinical trial, or the NEWTON trial, conduct an end-of-Phase 2 meeting with the FDA, and complete a Phase 3 program, which we intend will consist of a single pivotal trial. We recently completed enrollment in the NEWTON trial, and have not yet commenced our Phase 3 program. Successfully completing Phase 3 clinical trials and obtaining approval of an NDA is a complex, lengthy, and expensive, even in cases in which the Section 505(b)(2) regulatory pathway is pursued. The FDA or a comparable foreign regulatory authority may delay, limit or deny approval of EG-1962 for many reasons, including, among others:

•	disagreement with or disapproval of the design or implementation of our clinical trials;
•	disagreement with the sufficiency of our Phase 3 program, including disagreement with the sufficiency of a single Phase 3 trial;
•	failure to demonstrate that EG-1962 is safe and effective for its proposed indication;
•	failure of EG-1962 to demonstrate efficacy at the level of statistical significance required for approval;
•	EG-1962’s failure to demonstrate superiority to Nymalize®, an oral nimodipine solution, for which the FDA granted market exclusivity in 2013 due to its orphan drug designation;
•	a negative interpretation of the data from our preclinical studies or clinical trials, including our NEWTON trial;
•	deficiencies in the manufacturing processes or failure of third-party manufacturing facilities with whom we contract for clinical and commercial supplies to effectively manufacture product under current good manufacturing practice, or cGMP; or
•	insufficient data collected from clinical trials of EG-1962 or changes in the approval policies or regulations that render our preclinical and clinical data insufficient to support the submission and filing of a marketing authorization application or to obtain regulatory approval.

The FDA or a comparable foreign regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or cause us to abandon the development program. Even if we obtain regulatory approval, our product candidates may be approved for fewer or more limited indications than we request, such approval may be contingent on the performance of costly post-marketing clinical trials, or we may not be allowed to include the labeling claims necessary or desirable for the successful commercialization of such product candidate. For instance, it is possible that EG-1962 could be approved but fail to replace nimodipine as the new standard of care for treating patients with aSAH. In addition, if EG-1962 produces undesirable side effects or safety issues, the FDA may require the establishment of a Risk Evaluation and Mitigation Strategy, or REMS, including Elements to Ensure Safe Use, or ETASU, which are the most extensive elements of a REMS plan. Additionally, a comparable foreign regulatory authority may require the establishment of a similar strategy that may, for instance, restrict distribution of our products and impose burdensome implementation requirements on us.

The results of clinical trials may not support our product candidate claims.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our proposed product candidate claims, that the FDA or government authorities in other countries will agree with our conclusions regarding such results, or that the FDA or governmental authorities in other countries will not require additional clinical trials. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful and the results of later clinical trials often do not replicate the results of prior clinical trials and preclinical testing. Our early clinical experience with EG-1962 involved a small number of patients. The results in these patients may not be indicative of future results in a larger and more diverse patient population, such as that in our NEWTON trial, for a number of reasons, including the small sample size. In addition, results from individual cohorts may support our claims with respect to EG-1962, but overall results from the trial may not. Furthermore, results from our NEWTON trial, either overall or for particular cohorts, including exploratory efficacy analyses, may not predict results in a larger Phase 3 trial. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure could cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay or prevent the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, including with respect to EG-1962. Due to, among other things, the small sample size of the data we have for EG-1962, there can be no assurance that our initial positive results will be indicative of results in future clinical trials. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trials may not be successful.

Our clinical trials may not be successful. In addition, patients in the NEWTON trial are very sick and may experience, in addition to their aneurysmal subarachnoid hemorrhage, many other serious complications as a result of their aneurysmal subarachnoid hemorrhage, including other brain hemorrhages, brain infections, and other organ failure. These confounding variables may distort functional outcomes observed prior to 90 days in individual patients in an uncompleted cohort and may not be indicative of the potential efficacy of EG-1962 in the current NEWTON trial or in any future open-label clinical trial we may conduct, as patients generally improve over time.

Delays in our clinical trials may slow our approval process and jeopardize our ability to generate revenues from the sale of our products.

We may experience delays in our future clinical trials and we do not know whether planned clinical trials will begin or enroll patients on time, will need to be redesigned or will be completed on schedule, if at all. There can be no assurance that the FDA will not put any of our product candidates on clinical hold in the future. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

•	delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on a trial design that we are able to execute;
•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;
•	inability, delay or failure in identifying and maintaining a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs;
•	delay or failure in recruiting and enrolling suitable patients to participate in a trial;
•	delay or failure in having patients complete a trial or return for post-treatment follow-up;
•	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•	withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;
•	delay or failure in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•	delay or failure in obtaining institutional review board, or IRB, approval or the approval of other reviewing entities, including FDA and comparable foreign regulatory authorities, to conduct a clinical trial at each site;
•	delays resulting from negative or equivocal findings of the Data Safety Monitoring Board, or DSMB, for a trial;
•	failure of our third-party clinical trial managers to satisfy their contractual duties or meet expected deadlines;
•	ambiguous or negative interim results or results that are inconsistent with earlier results;
•	feedback from the FDA, the IRB, DSMB, or a comparable foreign regulatory authority, or results from earlier stage or concurrent preclinical and clinical studies, that might require modification to the protocol;
•	decision by the FDA, the IRB, a comparable foreign regulatory authority, or the Company, or recommendation by a DSMB or comparable foreign regulatory authority, to suspend or terminate clinical trials at any time for safety issues or for any other reason;
•	manufacturing or obtaining from third parties sufficient quantities of a product candidate for use in clinical trials;
•	lack of adequate funding to continue the clinical trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional clinical studies and increased expenses associated with the services of our CROs and other third parties; or
•	changes in governmental regulations or administrative actions.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population (particularly with respect to orphan drugs because by definition they are intended for a relatively small patient population), the eligibility criteria for the trial, the design of the clinical trial, inability to obtain and maintain patient consents, risk that enrolled patients will drop out before completion, and clinicians’ and patients’ perceptions as to the potential advantages of the therapeutic being studied in relation to other available therapies, including any new therapeutics that may be approved or for which clinical trials are initiated for the indications we are investigating. We rely on CROs and clinical trial sites to help us ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We may be required to suspend or discontinue clinical trials for a number of reasons, including as a result of adverse side effects or other safety risks that could preclude approval of any of our product candidates.

Our clinical trials may be suspended at any time for a number of reasons. A clinical trial may be suspended or terminated by us, an IRB, the FDA or other regulatory authorities due to a failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, presentation of unforeseen safety issues, failure to demonstrate a benefit from using the investigational drug, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial or negative or equivocal findings of the DSMB or the IRB for a clinical trial. In addition, clinical trials for our product candidates could be suspended due to adverse side effects. Although we are primarily concerned with hypotension in our clinical trials for EG-1962, we may also observe inflammation, infection, unacceptable elevated intracranial pressure or hydrocephalus or other unknown effects resulting from the delivery, in a single administration, of sustained concentrations of nimodipine directly to the site of injury in the brain. With respect to EG-1964, previous studies have shown that, aprotinin, when delivered systemically, can cause serious side effects, such as renal failure, thrombosis and rarely, anaphylaxis. Drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. We may also voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to patients. If we elect or are forced to suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues, if at all, from any of these product candidates will be delayed or eliminated. Any of these occurrences may significantly harm our business, financial condition, results of operations and prospects.

Failure to obtain regulatory approval in international jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell our products in the European Union, Canada, and other international jurisdictions, we must obtain separate and distinct marketing approvals and comply with the respective regulatory requirements of each of these jurisdictions. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval, but can involve additional testing. In particular, nimodipine, the therapeutic used in EG-1962, has not previously been approved for use in Japan. As a result, the time required to obtain approval for EG-1962 in Japan may differ substantially from the time required to obtain approval for EG-1962 by the FDA. We may need to partner with third parties in order to obtain regulatory approvals outside the United States. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. If we are unable to obtain approval of EG-1962 or any of our other product candidates by regulatory authorities in the European Union, Canada, and other international jurisdictions, the commercial prospects of those product candidates may be significantly diminished and our business prospects could decline.

Approval of EG-1962 could be more costly and take longer than anticipated as a result of Nymalize’s existing orphan drug exclusivity.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for the treatment or prevention of rare diseases or conditions with relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, or the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for the same indication for that time period. A similar provision in European law allows ten years of exclusivity in Europe.

The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that marketing exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the FDA subsequently finds that the drug in fact had not been eligible for orphan drug designation at the time of submission of the request.

If a drug is approved for an orphan indication, the FDA will only designate another drug for the same use containing the same active moiety (meaning the molecule or ion of the molecule, responsible for the physiological or pharmacological action of the drug substance) as an orphan drug if the sponsor provides a plausible hypothesis that their new drug is clinically superior to the approved orphan drug. Clinical superiority means that the drug is shown to provide a significant therapeutic advantage over and above the approved drug and can be established on the basis of greater safety, greater effectiveness or a major contribution to patient care.

Oral nimodipine (in the form of gel caps) was approved for the treatment of aSAH in 1988 as Nimotop® and subsequently was approved in a generic version in 2007. In September 2011, the FDA granted Nymalize®, an oral nimodipine solution, orphan drug designation for the treatment of aSAH. Subsequently, in May 2013, the FDA approved Nymalize for the treatment of aSAH, thereby granting the oral nimodipine solution seven years of marketing exclusivity until 2020.

As a result, if EG-1962 is considered by the FDA to be the same drug as the oral nimodipine solution, meaning it contains the same active moiety as Nymalize, and is intended for the same use, in order for us to obtain approval of our NDA for EG-1962 for the improvement of neurological outcome in patients with aSAH during the period of marketing exclusivity for Nymalize, we will need to demonstrate the clinical superiority of EG-1962 to the oral nimodipine solution. We intend to demonstrate that EG-1962 is clinically superior to the oral nimodipine solution by demonstrating superiority over oral nimodipine gel caps in a head-to-head comparison in our Phase 3 program. To the extent the FDA disagrees that we can demonstrate the clinical superiority of EG-1962 to the oral nimodipine solution by demonstrating the superiority of EG-1962 to oral nimodipine gel caps and requires us to include a head-to-head comparison of EG-1962 and the oral nimodipine solution, our Phase 3 program would be more costly and may take longer than is currently anticipated.

It is possible that EG-1962 may not be able to obtain orphan drug designation or exclusivity for our drug candidates.

In order for EG-1962 to obtain designation as an orphan drug, we may be required by the FDA to provide a plausible hypothesis of the clinical superiority of EG-1962 to oral nimodipine gel caps, the oral nimodipine solution, or both, and provide data to demonstrate such superiority in a Phase 3 clinical trial to obtain marketing exclusivity. To the extent the FDA requires us to include a head-to-head comparison of EG-1962 to both oral nimodipine gel caps and the oral nimodipine solution, our Phase 3 program would be more costly and may take longer than is currently anticipated. Furthermore, even if we obtain orphan drug exclusivity for a product such as EG-1962, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition or another sponsor’s nimodipine drug product may prove clinically superior to EG-1962.

A fast track designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

We may seek fast track designation for some of our product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

Even if our product candidates receive regulatory approval, they may still face future development and regulatory difficulties and any approved products will be subject to extensive post-approval regulatory requirements.

If we obtain regulatory approval for a product candidate, it would be subject to extensive ongoing requirements by the FDA and comparable foreign regulatory authorities governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. The safety profile of any product will continue to be closely monitored by the FDA and comparable foreign regulatory authorities after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of our product candidates, these regulatory authorities may require labeling changes or, depending on the nature of the safety information, establishment of a REMS or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, impose ongoing requirements for potentially costly post-approval studies or post-market surveillance or impose a recall.

In addition, manufacturers of therapeutic products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practice or cGMP regulations. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may, among other things:

•	issue warning letters or untitled letters;
•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;
•	require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;
•	seek an injunction or impose civil or criminal penalties or monetary fines;
•	suspend or withdraw regulatory approval;
•	suspend any ongoing clinical studies;
•	challenge any pending applications or supplements to applications filed by us;
•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or
•	seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and generate revenue.

Advertising and promotion of any product candidate that obtains approval in the United States may be heavily scrutinized by the FDA, including the Office of Prescription Drug Promotion, the Department of Justice, or the DOJ, the Department of Health and Human Services’, or HHS, Office of Inspector General, state attorneys general, members of Congress, and the public. Violations, including promotion of our products for unapproved (or off-label) uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA. Additionally, advertising and promotion of any product candidate that obtains approval outside of the United States will be heavily scrutinized by comparable foreign regulatory authorities.

In the United States, engaging in impermissible promotion of our products for off-label uses can also subject us to false claims litigation under federal and state statutes, which can lead to civil and criminal penalties and fines and agreements that materially restrict the manner in which we promote or distribute those drug products. These false claims statutes include the federal False Claims Act, which allows any individual to bring a lawsuit against a pharmaceutical company on behalf of the federal government alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government prevails in the lawsuit, the individual will share in any fines or settlement funds. Since 2004, these False Claims Act lawsuits against pharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements based on certain sales practices promoting off-label drug uses. This growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, agree to comply with burdensome reporting and compliance obligations, and be excluded from the Medicare, Medicaid, and other federal and state healthcare programs. If we do not lawfully promote our approved products, we may become subject to such litigation and, if we are not successful in defending against such actions, those actions may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Commercialization of Our Product Candidates

If we are unable to establish sales and marketing capabilities to market and sell our product candidates, we may be unable to generate any revenue.

In order to market and sell EG-1962 and our other product candidates in development, we currently intend to build and develop our own sales, marketing and distribution operations in the United States, Canada and

Europe. Although our management team has previous experience with such efforts, there can be no assurance that we will be successful in building these operations. If we are unable to establish adequate sales, marketing and distribution capabilities, we may not be able to generate product revenue and may not become profitable. We will also be competing with many companies that currently have extensive and well-funded sales and marketing operations. If any of our product candidates are approved, we may be unable to compete successfully against these more established companies.

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among hospitals, physicians, patients and healthcare payors.

Even if we obtain regulatory approval for any of our product candidates that we may develop or acquire in the future, the product may not gain market acceptance among hospitals, physicians, health care payors, patients and the medical community. Market acceptance of any of our product candidates for which we receive approval depends on a number of factors, including:

•	the efficacy and safety of such product candidates as demonstrated in clinical trials;
•	the clinical indications for which the product candidate is approved and any REMS that may be imposed as a condition of approval;
•	acceptance by major operators of hospitals, physicians and patients of the product candidate as a safe and effective treatment, particularly the ability of EG-1962 and our other product candidates to establish themselves as the new standard of care for the indications that we are pursuing;
•	the potential and perceived advantages of our product candidates over alternative treatments as compared to the relative costs of the product candidates and alternative treatments;
•	the safety of our product candidates seen in a broader patient group, including its use outside the approved indications;
•	the prevalence and severity of any side effects, such as hypotension with respect to EG-1962;
•	product labeling or product insert requirements of the FDA or other regulatory authorities;
•	the timing of market introduction of our products as well as competitive products;
•	the availability of adequate reimbursement and pricing by third party payors and government authorities;
•	relative convenience and ease of administration; and
•	the effectiveness of our sales and marketing efforts and those of our future collaborators.

There may be delays in getting our drugs on hospitals’ local formularies or limitations on coverages which can occur in the early stages of commercialization for newly approved drugs. If any of our product candidates are approved but fail to achieve market acceptance among hospitals, physicians, patients or health care payors, we will not be able to generate significant revenues, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

Even if we are able to commercialize our product candidates, the products may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.

Our ability to commercialize any products successfully will depend, in part, on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Third-party payors also may seek additional clinical evidence, beyond the data required to obtain marketing approval, demonstrating clinical benefits and value in specific patient populations before covering our products for those patients. In particular, even if EG-1962 or any other product candidates we develop are established as having superior efficacy compared to the current standard of care, payors may not adequately reimburse for such product candidates if their cost exceeds their relative superior efficacy. We cannot be sure that coverage and adequate reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly or eventually obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Recently enacted and future legislation, including potentially unfavorable pricing regulations or other healthcare reform initiatives, may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities or affect our ability to profitably sell any product candidates for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Medicare Modernization Act, established the Medicare Part D program and provided authority for limiting the number of drugs that will be covered in any therapeutic class thereunder. The Medicare Modernization Act, including its cost reduction initiatives, could decrease the coverage and reimbursement rate that we receive for any of our approved products. Furthermore, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the Affordable Care Act, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial new provisions intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms, any of which could negatively impact our business. A significant number of provisions are not yet, or have only recently become, effective, but the Affordable Care Act is likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

We expect that the Affordable Care Act, as well as other healthcare reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may compromise our ability to generate revenue, attain profitability or commercialize our products.

Laws and regulations governing international operations may preclude us from developing, manufacturing and selling certain product candidates outside of the United States and require us to develop and implement costly compliance programs.

As we expand our operations outside of the United States, we must comply with applicable local laws and regulations relating to our business operations in each jurisdiction in which we plan to operate. The creation and implementation of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the DOJ. The SEC is involved with enforcement of the books and records provisions of the FCPA.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical studies and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to compliance with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracting. Violation of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of our failure to satisfy any of our obligations under laws governing international business practices would have a negative impact on our operations and harm our reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

We intend to market EG-1962 and our other product candidates outside of the United States, and if we do, we will be subject to the risks of doing business outside of the United States.

Because we intend to market EG-1962 and other product candidates, if approved, outside of the United States, our business is subject to risks associated with doing business outside of the United States. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including:

•	failure to develop an international sales, marketing and distribution system for our products;
•	changes in a specific country’s or region’s political and cultural climate or economic condition;
•	unexpected changes in foreign laws and regulatory requirements;
•	difficulty of effective enforcement of contractual provisions in local jurisdictions;
•	inadequate intellectual property protection in foreign countries;
•	inadequate data protection against unfair commercial use;

•	trade-protection measures, import or export licensing requirements such as Export Administration Regulations promulgated by the United States Department of Commerce and fines, penalties or suspension or revocation of export privileges;
•	the effects of applicable foreign tax structures and potentially adverse tax consequences; and
•	significant adverse changes in foreign currency exchange rates.

Risks Related to Our Dependence on Third Parties

We have no experience manufacturing our product candidates on a large clinical or commercial scale and have no manufacturing facility. We are currently dependent on two third party manufacturers for the manufacture of EG-1962, and if we experience problems with these third parties, the manufacturing of EG-1962 could be delayed, which could harm our results of operations.

We do not own or operate facilities for the manufacture of EG-1962 or any of our other product candidates. We currently have no plans to build our own clinical or commercial scale manufacturing capabilities. We currently work with two manufacturers for the production of EG-1962. To meet our projected needs for clinical supplies to support our activities through regulatory approval and commercial manufacturing, the manufacturers with whom we currently work will need to increase scale of production. We are working with two suppliers in the event one is unable to scale production, or if otherwise we experience any problems with them. If such problems arise and we are unable to find another third party capable of reproducing the existing manufacturing method or we are unable to do so on commercially reasonable terms or in a timely manner, we may not be able to complete development of our product candidates, or market or distribute them.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates or products ourselves. Although we are primarily responsible for regulatory compliance with respect to the manufacture of our products, we rely on the third party for regulatory compliance and quality assurance activities. The possibility of breach of the manufacturing agreement by the third party because of factors beyond our control (including a failure to synthesize and manufacture our product candidates or any products we may eventually commercialize in accordance with our specifications), and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that could be costly or damaging to us. In addition, although we are not in control of the day to day activities of our third-party manufacturers, we are nonetheless responsible for ensuring that our product candidates and any products that we may eventually commercialize are manufactured according to cGMP and similar foreign standards. One of our current manufacturers of EG-1962 has not been inspected by the FDA yet. Any failure by our third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates. In addition, such failure could be the basis for the FDA to issue a warning or untitled letter, withdraw approvals for product candidates previously granted to us, or take other regulatory or legal action, including recall or seizure, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention of product, refusal to permit the import or export of products, injunction, or imposing civil and criminal penalties.

Because of the complex nature of our compounds, our current manufacturers and any future manufacturers may not be able to manufacture our compounds at a cost or in quantities or in a timely manner necessary to make commercially successful products. If we successfully commercialize any of our drugs, we may be required to establish large-scale commercial manufacturing capabilities. In addition, as our drug development pipeline increases and matures, we will have a greater need for clinical trial and commercial manufacturing capacity. We have no experience manufacturing pharmaceutical products on a commercial scale and some of these manufacturers will need to increase their scale of production to meet our projected needs for commercial manufacturing, the satisfaction of which may not be met on a timely basis.

We rely on third-party CROs to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties to assist us in the execution of our preclinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We also rely on third parties to conduct our preclinical studies in accordance with Good Laboratory Practice, or GLP, requirements and the Laboratory Animal Welfare Act of 1966 requirements. We and our CROs are required to comply with regulations and current Good Clinical Practices, or GCP, which are enforced by the FDA, and guidelines of the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities to ensure that the health, safety and rights of patients are protected in clinical development and clinical trials, and that trial data integrity is assured. Regulatory authorities ensure compliance with these GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with products produced under cGMP requirements. Failure to comply with these regulations may require us to repeat preclinical and clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Because we have relied on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

If we lose our relationships with CROs, our drug development efforts could be delayed.

We rely on third-party vendors and CROs for preclinical studies and clinical trials related to our drug development efforts. Switching or adding additional CROs involves additional cost and requires management time and focus. Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the patients participating in our clinical trials warrants such termination. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. In addition, there is a natural transition period when a new CRO commences work, and the new CRO may not provide the same type or level of services as the original provider. If any of our relationships with our third-party CROs terminate, we may not be able to enter into timely arrangements with alternative CROs or to do so on commercially reasonable terms.

Disruptions in our supply chain could delay the commercial launch of our product candidates.

Any significant disruption in our supplier relationships could harm our business. We currently rely on a single source supplier for the active pharmaceutical ingredient, or API, for nimodipine, as well as a single supplier for the polymers used in our programmable, polymer-based platform. If either of these single source suppliers suffers a major natural or man-made disaster at its manufacturing facility, we would not be able to manufacture EG-1962 on a commercial scale until a qualified alternative supplier is identified. Although alternative sources of supply exist, the number of third party suppliers with the necessary manufacturing and regulatory expertise and facilities is limited, and it could be expensive and take a significant amount of time to arrange for alternative suppliers. Any significant delay in the supply of a product candidate or its key materials for an ongoing clinical trial could considerably delay completion of our clinical studies, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these key materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. As a pharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

•	the federal healthcare Anti-Kickback Statute constrains our marketing practices, educational programs, pricing policies, and relationships with healthcare providers or other entities, by prohibiting, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;
•	federal civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;
•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;
•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
•	the federal physician sunshine requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologics and medical supplies to report annually to HHS information related to payments and other transfers of value to physicians, certain other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and certain other healthcare providers and their immediate family members and applicable group purchasing organizations;
•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and certain other healthcare providers or marketing expenditures. Additionally, state and foreign laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, to provide accurate information to the FDA or comparable foreign regulatory authorities, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We will adopt, implement and enforce a Code of Business Conduct and Ethics, which will be effective as of the consummation of this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity, such as employee training on enforcement of the Code of Business Conduct and Ethics, may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Risks Related to Our Business and Strategy

Our future success depends on our ability to retain our executive officers and to attract, retain and motivate qualified personnel.

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. We are highly dependent upon current management, especially two of our founders, Brian A. Leuthner and Dr. R. Loch Macdonald, who are the driving force behind the operation and successful implementation of our business strategy. Although we have employment agreements with Mr. Leuthner and Dr. Macdonald and other key employees, these agreements are at-will and do not prevent them from terminating their employment with us at any time and joining one of our competitors. We do not maintain “key person” insurance for any of our executives or other employees. We intend to increase our technical and management staff as needs arise and supporting resources are available, but the loss of one or more of our senior executive officers, including their death, could be detrimental to us if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the pharmaceutical field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of April 1, 2015, we had 17 full-time employees. As we become a public company and our development and commercialization plans and strategies develop, or as a result of any future acquisitions, we will need additional managerial, operational, sales, marketing, financial and other resources. Our management, personnel and systems currently in place may not be adequate to support this future growth. Future growth would impose significant added responsibilities on members of management, including:

•	managing our clinical trials effectively;
•	identifying, recruiting, maintaining, motivating and integrating additional employees;
•	managing our internal development efforts effectively while complying with our contractual obligations to licensors, contractors and other third parties;
•	improving our managerial, development, operational and finance systems; and
•	expanding our facilities.

As our operations expand, we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change, which could render our technologies and products obsolete or uncompetitive.

The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change that could render certain of our products obsolete or uncompetitive. There is no assurance that our product candidates will be the best, the safest, the first to market, or the most economical to make or use. The introduction of competitive therapies as alternatives to our product candidates could dramatically reduce the value of those development projects or chances of successfully commercializing those product candidates, which could have a material adverse effect on our long-term financial success. Additionally, other technologies may become available that can monitor intracranial pressure without the need for an EVD, which would require physicians to put in place an EVD solely to administer EG-1962 and thereby substantially increasing the additional level of invasiveness needed to deliver EG-1962 through our initial route of administration.

We will compete with companies in North America and internationally, including major pharmaceutical and chemical companies, specialized CROs, research and development firms, universities and other research institutions. In the United States, oral nimodipine is manufactured by generic companies, and there is no brand name drug. In May 2013, the FDA approved Nymalize, an oral nimodipine solution, for the treatment of aSAH, granting it seven years of marketing exclusivity due to its orphan drug designation. In Japan and China, there are two drugs that are used to treat aSAH patients, fasudil and sodium ozagrel. Many of our competitors have greater financial resources and selling and marketing capabilities, greater experience in clinical testing and human clinical trials of pharmaceutical products and greater experience in obtaining FDA and other regulatory approvals than we do. In addition, some of our competitors may have lower development and manufacturing costs.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, the servers of our cloud-based computing providers and other systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

Any future collaborators may compete with us or have interests which conflict with ours. This may restrict our research and development efforts and limit the areas of research in which we intend to expand.

Large pharmaceutical companies with whom we may seek to collaborate may have internal programs or enter into collaborations with our competitors for products addressing the same medical conditions targeted by our technologies. Thus, such collaborators may pursue alternative technologies or product candidates in order to develop treatments for the diseases or disorders targeted by our collaborative arrangements. Such collaborators may pursue these alternatives either on their own or in collaboration with others, including our competitors. Depending on how other product candidates advance, a corporate partner may slow down or abandon its work on our product candidates or terminate its collaborative arrangement with us in order to focus on these other prospects.

If any conflicts arise, our future collaborators may act in their own interests, which may be adverse to ours. In addition, in our future collaborations, we may be required to agree not to conduct any research that is competitive with the research conducted under our future collaborations. Our future collaborations may have the effect of limiting the areas of research that we may pursue. Our collaborators may be able to develop products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our financial condition and operating results.

While we currently have no specific plans to acquire any other businesses, we may, in the future, make acquisitions of, or investments in, companies that we believe have products or capabilities that are a strategic or commercial fit with our current product candidates and business or otherwise offer opportunities for our company. In connection with these acquisitions or investments, we may:

•	issue stock that would dilute our stockholders’ percentage of ownership;
•	expend cash;
•	incur debt and assume liabilities; and
•	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

We also may be unable to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete an acquisition, we cannot assure you that it will ultimately strengthen our competitive position or that it will not be viewed negatively by customers, financial markets or investors. Further, future acquisitions could also pose numerous additional risks to our operations, including:

•	problems integrating the purchased business, products or technologies;
•	increases to our expenses;
•	the failure to have discovered undisclosed liabilities of the acquired asset or company;
•	diversion of management’s attention from their day-to-day responsibilities;
•	harm to our operating results or financial condition;
•	entrance into markets in which we have limited or no prior experience; and
•	potential loss of key employees, particularly those of the acquired entity.

We may not be able to complete one or more acquisitions or effectively integrate the operations, products or personnel gained through any such acquisition without a material adverse effect on our business, financial condition and results of operations.

Business disruptions could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce our product candidates and supply the applicable therapeutic for our product candidates. Our ability to obtain clinical supplies of product candidates could be disrupted, if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2014, we had federal and state net operating loss carryforwards, or NOLs, of $23.9 million and $11.9 million, respectively, due to prior period losses. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties, all of which offer only limited protection. Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products. Where we have the right to do so under our license agreements, we seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and products that are important to our business.

With respect to EG-1962, we co-own together with Evonik Industries an issued U.S. patent with claims directed to a process for producing microparticles encapsulating a particular polymorphic form of nimodipine, a semisolid delivery system containing microparticles comprising the particular polymorphic form of nimodipine, and to a method of treating a cerebral artery in a subarachnoid space at risk of interruption due to a brain injury using such a delivery system. The patent claims cover the microparticulate formulation comprising a particular polymorphic form of nimodipine that has been used in the clinical trials to date. This patent is scheduled to expire in 2033. We also have one issued U.S. patent covering a method of treating cerebral vasospasm in humans by administering a therapeutic composition via surgical injection into the subarachnoid space near the cerebral artery at risk for cerebral vasospasm. This method of treatment patent, assuming all maintenance fees are paid, is scheduled to expire in 2029. With respect to EG-1964 and our other development efforts, we have one issued U.S. patent covering a method of treating hematoma expansion or recurrent bleeding resulting from a hemorrhagic condition, such as cSDH, by administering an anti-fibrinolytic therapeutic agent, such as aprotinin. This patent, assuming all maintenance fees are paid, is scheduled to expire in 2028. However, the patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patents, including those patent rights licensed to us by third parties, are highly uncertain.

The steps we have taken to police and protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside the United States. The rights already granted under any of our currently issued patents and those that may be granted under future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize technology and products similar or superior to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

With respect to patent rights, we do not know whether any of the pending patent applications for any of our product candidates will result in the issuance of patents that protect our technology or products, or which will effectively prevent others from commercializing competitive technologies and products. Our pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Further, the examination process may require us, or for in-licensed technology, our licensors to narrow the claims, which may limit the scope of patent protection that may be obtained. Although we have a number of issued patents, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and issued patents that we own or have licensed from third parties may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents, or the invalidity or unenforceability of such patents, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for our technology and products. Protecting against the unauthorized use of our patented technology, trademarks and other intellectual property rights is expensive, difficult and, may in some cases not be possible. In some cases, it may be difficult or impossible to detect third party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

We could be required to incur significant expenses to obtain our intellectual property rights, and we cannot ensure that we will obtain meaningful patent protection for our products.

The patent prosecution process is expensive and time-consuming, and we, Evonik Industries, or Evonik, or any future licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, it is also possible that we or our licensors will fail to identify patentable aspects of further inventions made in the course of our development and commercialization activities before they are publicly disclosed, making it too late to obtain patent protection on them. Further, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms where these are available in any countries where we are prosecuting patents. This includes in the United States under the Drug Price Competition and Patent Term Restoration Act of 1984, which permits a patent term extension of up to five years beyond the expiration date of a patent based only on its earliest filing date plus any patent term adjustments due to patent office delays during prosecution that covers an approved product where the permission for the commercial marketing or use of the product is the first permitted commercial marketing or use, and as long as the remaining term of the patent does not exceed fourteen years. However the applicable authorities, including the FDA in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States, and these foreign laws may also be subject to change. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all. Therefore we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

In March 2013, the United States transitioned to a ‘first to file’ system in which the first inventor to file a patent application that meets the requirements for patent eligibility is entitled to the patent. Third parties are allowed to submit prior art prior to the issuance of a patent by the U.S. Patent and Trademark Office, or U.S. PTO, and may become involved in post-grant proceedings, for example, ex parte reexamination and inter partes review proceedings on patents granted from applications filed before or after March 16, 2013, post-grant review or derivation proceedings for patents granted from applications filed on or after March 16, 2013, or interference proceedings for applications filed before March 16, 2013, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, which could adversely affect our competitive position with respect to third parties.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO, and foreign patent agencies in several stages over the lifetime of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. This can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by, or licensed to, us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. If any of these occur, our business could be materially and adversely affected.

From time to time we may need to rely on licenses to proprietary technologies, which may be difficult or expensive to obtain or we may lose certain licenses which may be difficult to replace.

We may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market our product candidates. For example, EG-1962 requires a microparticulate delivery system to facilitate direct delivery to the brain for which we have licensed certain patent rights and know-how from Evonik. It is possible that the license could be terminated. In that case, we may lose our ability to develop, manufacture or market certain products which rely on Evonik patents and know-how, and may have to obtain a new license from Evonik or some other third party, which licenses may not be available on commercially reasonable terms or at all. If we are unable to timely obtain these licenses on commercially reasonable terms and maintain these licenses, our ability to commercially market our product candidates may be inhibited or prevented, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates, and to use our proprietary technologies without infringing the proprietary rights of third parties. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference and various post grant proceedings before the U.S. PTO, and opposition proceedings at other patent offices. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. We are aware of a third party U.S. patent claiming a method for universally distributing a therapeutic agent to the brain as well as compositions for administration into the cerebrospinal fluid of a subject with a stroke or a traumatic brain injury that expires in 2018. In the event a third party were to assert an infringement claim against us and we were ultimately found to infringe the third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and commercializing our products and technology. However, we may not be able to obtain an appropriate license on commercially reasonable terms or at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

Our trade secrets are difficult to protect.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property.

Our success depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our partners, licensors and contractors. Because we operate in a highly competitive technical field of drug discovery, we rely in part on trade secrets to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and invention assignment agreements with our employees, corporate partners, consultants, sponsored researchers and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third parties all confidential information developed by the receiving party or made known to the receiving party by us during the course of the receiving party’s relationship with us.

These confidentiality and assignment agreements may be breached and may not effectively assign intellectual property rights to us. Our trade secrets also could be independently discovered by competitors, in which case we would not be able to prevent use of such trade secrets by our competitors. The enforcement of a claim alleging that a party illegally obtained and was using our trade secrets could be difficult, expensive and time consuming and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain meaningful trade secret protection could adversely affect our competitive position.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, including each member of our senior management, executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property disputes could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and/or management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Risks Related to this Offering and Ownership of Our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no market for shares of our common stock. An active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration. The market price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	announcement of the results of our open label NEWTON trial for EG-1962, our Phase 3 program for EG-1962 or any other future clinical trials of our product candidates, including any delays in enrollment rates or timing of these trials;
•	regulatory actions with respect to our products or our competitors’ products;
•	the recruitment or departure of key personnel;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	results of clinical trials of our competitors;
•	the success of competitive products or technologies;
•	actual or anticipated changes in our growth rate relative to our competitors;
•	regulatory or legal developments in the United States and other countries;
•	developments or disputes concerning patent applications, issued patents or other proprietary rights;
•	the level of expenses related to any of our product candidates or clinical development programs;
•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
•	announcement or expectation of additional financing efforts;
•	sales of our common stock by us, our insiders or our other stockholders;
•	changes in the structure of healthcare payment systems;
•	market conditions in the pharmaceutical and biotechnology sectors; and
•	general economic, industry and market conditions.

In addition, the stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors,” could have a dramatic and material adverse impact on the market price of our common stock.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock, publish inaccurate or unfavorable research about our business, or cease publishing about us, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding        shares of common stock based on the number of shares outstanding as of          , 2015, assuming: (i) no exercise of the underwriters’ over-allotment option; (ii) the conversion of all outstanding shares of our preferred stock into           shares of common stock immediately prior to the consummation of this offering; and (iii) the issuance of           shares of common stock issuable upon declaration of accrued dividends on our Series C, Series C-1 and Series C-2 Preferred Stock immediately prior to the consummation of this offering. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,        shares of our common stock will be restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering as described in the

“Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of         shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

Future issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of common stock or common stock-related securities, together with the exercise of outstanding options to purchase 4,939,448 shares of common stock as of March 31, 2015 and any additional shares issued in connection with acquisitions, if any, may result in material dilution to our investors. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering and our outstanding options.

Additionally, our 2014 Employee Stock Purchase Plan allows eligible employees to purchase shares of our common stock at semi-annual intervals with accumulated elective payroll deductions. The number of shares of our common stock we will initially reserve for issuance under our 2014 Employee Stock Purchase Plan is          . These future issuances of common stock under our 2014 Employee Stock Purchase Plan may adversely affect the market price of our common stock.

After completion of this offering, we may be at an increased risk of securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 58.2% of our voting stock and, upon the consummation of this offering, that same group will hold approximately        % of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option, no exercise of outstanding options and after giving effect to the purchase of shares in this offering, as discussed below) in each case assuming the conversion of all outstanding shares of our preferred stock into shares of our common stock immediately prior to the consummation of this offering. These stockholders may be able to determine the outcome of all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management..

Provisions in our amended and restated certificate of incorporation, or certificate of incorporation, and amended and restated bylaws, or bylaws, that will become effective in connection with the consummation of this offering, as well as provisions of Delaware law, could make it more difficult for a third-party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, or remove our current management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
•	prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;
•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;
•	eliminating the ability of stockholders to call a special meeting of stockholders;
•	establishing a staggered board of directors; and
•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $       per share, based on an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. Further, investors purchasing common stock in this offering will contribute approximately       % of the total amount invested by stockholders since our inception, but will own, as a result of such investment, only approximately    % of the shares of common stock outstanding immediately following this offering. For a further description of the dilution that you will experience immediately following this offering, see “Dilution.”

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of our outstanding indebtedness preclude, and any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We are an “emerging growth company” and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our common stock being less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which could be for up to five years. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

If investors find our common stock less attractive as a result of our reduced reporting requirements, there may be a less active trading market for our common stock and our stock price may be more volatile. We may also be unable to raise additional capital as and when we need it.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. Commencing with our annual report on Form 10-K for the year ending December 31, 2016, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by NASDAQ, the Securities and Exchange Commission, or the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Prior to this offering, we operated as a private company and therefore, have limited experience operating as a public company and complying with public company obligations. Complying with these requirements has increased our costs and requires additional management resources, and we still may fail to meet all of these obligations.

We will face increased legal, accounting, administrative and other costs and expenses as a public company. Compliance with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act of 2010, as well as rules of the Securities and Exchange Commission and NASDAQ, for example, will result in significant initial cost to us as well as ongoing increases in our legal, audit and financial compliance costs, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Our board of directors, management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and require us to incur substantial costs to maintain the same or similar coverage.

We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404 of the Sarbanes-Oxley Act of 2002 once we lose our status as an “emerging growth company.” We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements or other reports on a timely basis, could increase our operating costs and could materially impair our ability to operate our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively or may use them in a way investors do not approve.

Although we currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds” elsewhere in this prospectus, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the market price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not invest the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes forward-looking statements. We may, in some cases, use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, the degree of clinical utility of our products, particularly in specific patient populations, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, spending of the proceeds from this offering, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity and events in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Actual results could differ materially from our forward-looking statements due to a number of factors, including risks related to:

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing, particularly the resources we have on hand when we complete our planned Phase 3 program for EG-1962 and if we need to conduct more than a single Phase 3 trial for EG-1962;
•	the success and timing of our preclinical studies and clinical trials, including if we enroll patients for our planned Phase 3 trial at a slower rate than is anticipated;
•	the difficulties in obtaining and maintaining regulatory approval of our product candidates, and the labeling under any approval we may obtain, particularly if EG-1962 fails to demonstrate superiority to Nymalize, for which the FDA granted marketing exclusivity in 2013;
•	our plans and ability to develop and commercialize our product candidates;
•	our failure to recruit or retain key scientific or management personnel or to retain our executive officers including our President and Chief Executive Officer, Brian A. Leuthner, or our Chief Scientific Officer, Dr. R. Loch Macdonald;
•	the size and growth of the potential markets for our product candidates and our ability to serve those markets;
•	regulatory developments in the United States and foreign countries;
•	the rate and degree of market acceptance of any of our product candidates;
•	our use of the proceeds from this offering;
•	obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology;
•	the successful development of our commercialization capabilities, including sales and marketing capabilities;
•	recently enacted and future legislation regarding the healthcare system;

•	the success of competing therapies and products that are or become available; and
•	the performance of third parties, including contract research organizations and third-party manufacturers.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

You should also read carefully the factors described in the “Risk Factors” section of this prospectus and elsewhere to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. In processing this information, we have also made assumptions based on such data and other sources, and our knowledge of, and experience to date in, the markets in which we operate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We believe this data is accurate in all material respects as of the date of this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock in this offering will be approximately $       million, assuming an initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their over-allotment option, we estimate that our net proceeds from this offering will be approximately $       million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering as follows:

•	approximately $ million to fund our planned Phase 3 program for EG-1962 for the management of aSAH through the filing of a New Drug Application;
•	approximately $ million to fund our development work on other routes of administration and other uses of EG-1962;
•	approximately $ million to fund our preclinical studies and the commencement of clinical trials of EG-1964 for the prevention of recurrent bleeding after cSDH;
•	approximately $ million to fund new and ongoing discovery and development programs; and
•	the remainder for working capital and general corporate purposes, including to fund certain development and regulatory milestone payments related to EG-1962.

Pending the application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities. We believe that the estimated net proceeds from this offering, together with our existing cash and cash equivalents as of          , 2015 will be sufficient to meet our anticipated cash requirements through the completion of our current planned Phase 3 trial for EG-1962 for the treatment of aSAH.

The principal reasons for this offering are to create a public market for shares of our common stock and to facilitate our future access to public equity markets. Our management will have broad discretion to allocate the net proceeds to us from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) the net proceeds to us in this offering by approximately $       million. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our anticipated uses of the proceeds from this offering, although it may impact the amount of time prior to which we will need to seek additional capital.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our research and development efforts, the progress of our clinical trials, our operating costs and capital expenditures, the results of our commercialization efforts and any acquisition and investment opportunities and the other factors described under “Risk Factors” in this prospectus. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds among the uses described above.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. In addition, the terms of our outstanding indebtedness restrict our ability to pay dividends, and any future indebtedness that we may incur could preclude us from paying dividends. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of March 31, 2015:

•	on an actual basis;
•	on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into 11,895,755 shares of our common stock immediately prior to the consummation of this offering, the issuance of 740,256 shares of common stock issuable upon declaration of accrued dividends on our Series C and Series C-1 Preferred Stock immediately prior to the consummation of this offering and the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and
•	on a pro forma as adjusted basis to additionally give further effect to the sale of shares of our common stock in this offering, assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and the financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2015
	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$12,295,667	$—	$—
Long Term Debt	$4,752,716	$—	$—
Convertible Preferred Stock:
Series C-1 Preferred Stock: 7,000,000 shares authorized, 3,588,890 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	14,989,517	—	—
Series C Preferred Stock: 6,000,000 shares authorized, 4,697,314 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	18,217,814	—	—
Series B-1 Preferred Stock: 500,000 shares authorized, 359,935 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	477,191	—	—
Series B Preferred Stock: 2,500,000 shares authorized, 2,415,116 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	2,991,979	—	—
Series A Preferred stock: 1,000,000 shares authorized, 864,500 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	797,219	—	—
Total convertible preferred stock	37,473,720	—	—
Stockholders' (deficit) equity:
Preferred stock, $0.00033 par value per share: no shares authorized, shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.00033 par value per share: 35,000,000 shares authorized, 2,310,000 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	770
Additional paid-in capital	2,355,570
Accumulated deficit during the development stage	(34,970,584)
Total stockholders’ (deficit) equity	(32,614,244)	—	—
Total capitalization	$9,612,192	$—	$—

The pro forma as adjusted information set forth above is illustrative only and will change based on the actual number of shares issued, the initial public offering price and the other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remain the same. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us at the assumed public offering price would increase (decrease) pro forma as adjusted cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $       million.

The table above excludes:

•	950,779 shares of our common stock issuable upon exercise of warrants outstanding as of March 31, 2015, at a weighted average exercise price of $4.11 per share;
•	1,845,948 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2010 Equity Incentive Plan at a weighted average exercise price of $2.73 per share;
•	1,500,000 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2012 Equity Incentive Plan at a weighted average exercise price of $1.75 per share;
•	1,593,500 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2014 Equity Incentive Plan at a weighted average exercise price of $4.51 per share;
•	998,900 shares of common stock reserved for future issuances under our 2014 Equity Incentive Plan; and
•	shares of common stock reserved for future issuances under our 2014 Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering. The historical net tangible book value (deficit) of our common stock as of March 31, 2015 was approximately $       million, or approximately $       per share. Historical net tangible book value (deficit) per share is determined by dividing the number of our outstanding shares of common stock into our total tangible assets (total assets less intangible assets) less total liabilities.

On a pro forma basis, after giving effect to the conversion of all outstanding shares of our preferred stock into 11,895,755 shares of our common stock immediately prior to the consummation of this offering and the issuance of 740,256 shares of common stock issuable upon declaration of accrued dividends on our Series C and Series C-1 Preferred Stock immediately prior to the consummation of this offering, our net tangible book value at March 31, 2015 would have been approximately $       million, or approximately $       per share.

Investors purchasing in this offering will incur immediate and substantial dilution. After giving effect to the sale of common stock offered in this offering, assuming an initial public offering price of $       per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2015 would have been approximately $       million, or approximately $       per share. This represents an immediate increase in pro forma net tangible book value of $       share to existing stockholders, and an immediate dilution in the pro forma net tangible book value of $       per share to investors purchasing in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Historical net tangible book value (deficit) per share as of March 31, 2015	$
Pro forma increase in net tangible book value per share
Pro forma net tangible book value per share as of March 31, 2015
Increase in pro forma net tangible book value per share attributable to investors purchasing in this offering
Pro forma as adjusted net tangible book value per share after giving effect to this offering
Dilution per share to investors purchasing in this offering	$

The following table summarizes, on the pro forma as adjusted basis described above as of March 31, 2015, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and by investors purchasing in this offering at an assumed initial public offering price of $       per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders before this offering		%	$	%	$
Investors purchasing in this offering

Total		100.00%		100.00%

A $1.00 increase (decrease) in the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share by $      , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us at the assumed public offering

price would increase (decrease) our pro forma as adjusted net tangible book value by approximately $       million, our pro forma as adjusted net tangible book value per share after this offering by $       per share and the dilution in pro forma as adjusted net tangible book value to new investors in this offering by $       per share.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ over-allotment option and no exercise of any outstanding options or warrants. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to       % of the total number of shares of common stock to be outstanding upon completion of this offering, the pro forma as adjusted net tangible book value would be $       per share, the dilution in pro forma as adjusted tangible book value would be $       per share to investors in this offering, and the number of shares of common stock held by investors purchasing in this offering will be increased to        shares or       % of the total number of shares of common stock to be outstanding upon the consummation of this offering.

As of March 31, 2015, there were 1,845,948, 1,500,000 and 1,593,500 shares of common stock issuable upon exercise of options under the 2010 Equity Incentive Plan, the 2012 Equity Incentive Plan and the 2014 Equity Incentive Plan, respectively, and an aggregate of 998,900 shares of common stock were reserved for future issuance under our 2014 Equity Incentive Plan. As of March 31, 2015, there were 135,990 shares of common stock issuable upon exercise of warrants and warrants exercisable for shares of Series C and Series C-1 Preferred Stock that upon the consummation of this offering would convert into warrants exercisable for 814,789 shares of common stock, with weighted average exercise prices of $1.47 per share and $4.55 per share, respectively. We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options or warrants are exercised, new options are issued under our 2010 Equity Incentive Plan or our 2014 Equity Incentive Plan or we issue additional shares of common stock or other equity securities in the future, there will be further dilution to investors purchasing in this offering.

The tables and calculations set forth above exclude:

•	950,779 shares of our common stock issuable upon exercise of warrants outstanding as of March 31, 2015, at a weighted average exercise price of $4.11 per share;
•	1,845,948 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2010 Equity Incentive Plan at a weighted average exercise price of $2.73 per share;
•	1,500,000 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2012 Equity Incentive Plan at a weighted average exercise price of $1.75 per share;
•	1,593,500 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2014 Equity Incentive Plan at a weighted average exercise price of $4.51 per share;
•	998,900 shares of common stock reserved for future issuances under our 2014 Equity Incentive Plan; and
•	shares of common stock reserved for future issuances under our 2014 Employee Stock Purchase Plan.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

The following table summarizes our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2014 and 2013 and balance sheet data as of December 31, 2014 and 2013 from our audited financial statements included elsewhere in this prospectus. We have derived the statements of operations data for the three months ended March 31, 2015 and 2014 and balance sheet data as of March 31, 2015 from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of March 31, 2015 and results of operations for the three months ended March 31, 2015 and 2014. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of results to be expected for a full year or any other interim period.

	Year Ended December 31,		Three Months Ended March 31,
	2014	2013	2015	2014
Statement of Operations Data:			(unaudited)	(unaudited)
Operating expenses:
Research and development	$8,473,522	$4,484,367	$2,871,239	$1,305,271
General and administrative	4,720,661	2,003,992	1,311,030	1,159,332
Total operating expenses:	13,194,183	6,488,359	4,182,269	2,464,603

Loss from operations	(13,194,183)	(6,488,359)	(4,182,269)	(2,464,603)
Other income (expense)	402,122	(853,739)	(286,216)	(48,126)
Loss before income taxes	(12,792,061)	(7,342,098)	(4,468,485)	(2,512,729)
Benefit for income taxes	590,675	459,018	—	—
Net loss	(12,201,386)	(6,883,080)	(4,468,485)	(2,512,729)
Cumulative dividend on Series C and C-1 convertible preferred stock	(1,580,701)	(1,076,256)	(683,181)	(356,738)
Net loss attributable to common stockholders	$(13,782,087)	$(7,959,336)	$(5,151,666)	$(2,869,467)
Loss per share attributable to common stockholders basic and diluted (1)	$(5.97)	$(3.45)	$(2.23)	$(1.24)
Weighted average common shares outstanding basic and diluted (1)	2,310,000	2,310,000	2,310,000	2,310,000
Unaudited pro forma net loss
Unaudited pro forma net loss per share of common stock basic and diluted (1)
Unaudited pro forma basic and diluted weighted average shares of common stock outstanding (1)

	Year Ended December 31,		As of March 31, 2015
	2014	2013	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)(4)
			(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and Cash Equivalents	$13,728,972	$7,858,169	$12,295,667	$—	$—
Total Assets	17,046,661	8,733,792	15,920,075	—	—
Long Term debt	2,527,686	—	4,752,716	—	—
Convertible preferred stock	36,788,409	20,680,692	37,473,720	—	—
Accumulated deficit	(29,818,918)	(16,036,831)	(34,970,584)	—	—
Total stockholders' (deficit) equity	(27,833,749)	(15,349,647)	(32,614,244)	—	—

(1)	See Notes 2 (K) and (L) to our audited financial statements for an explanation of the method used to calculate net loss per share of common stock, basic and diluted, pro forma net loss per share of common stock, basic and diluted, and diluted pro forma weighted average shares outstanding used to calculate the pro forma per share amounts.
(2)	Gives pro forma effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock, which will occur immediately prior to the consummation of this offering and the issuance of shares of common stock issuable upon declaration of accrued dividends on our Series C, Series C-1 and Series C-2 Preferred Stock immediately prior to the consummation of this offering.
(3)	Gives further effect to the sale of shares of our common stock in this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total stockholders' (deficit) equity by $ million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us at the assumed public offering price would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total stockholders' (deficit) equity by $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biotechnology company that discovers, develops and seeks to commercialize novel, hospital-based therapies capable of transforming treatment paradigms in the management of acute, life-threatening neurological conditions. We believe EG-1962, our lead product candidate, can fundamentally improve patient outcomes and transform the management of aneurysmal subarachnoid hemorrhage, or aSAH, which is bleeding around the brain due to a ruptured brain aneurysm. A single dose of EG-1962 delivers a high concentration of nimodipine, the current standard of care, directly to the brain with sustained drug exposure over 21 days. EG-1962 utilizes our proprietary, programmable, biodegradable polymer-based development platform, or our Precisa development platform, a novel delivery mechanism that enables targeted and sustained drug exposure while potentially avoiding the dose-limiting side effects associated with currently available formulations of nimodipine.

In April 2015, we completed enrollment in a Phase 1/2 safety and dose-escalation clinical trial of EG-1962 in North America, which we refer to as our NEWTON trial, and met our primary and secondary endpoints of safety, tolerability, maximum tolerated dose (MTD) and pharmacokinetics. Functional outcome results from the 90-day follow-up available for patients in the first three NEWTON cohorts demonstrate that 18 of 27 (67%) of patients treated with EG-1962 experienced a favorable functional outcome versus two of nine patients (22%) of patients treated with oral nimodipine. We are in the process of further analyzing the data from the NEWTON trial and are planning a 2015 end-of-Phase 2 meeting with the FDA. We intend to initiate our Phase 3 program in the first half of 2016.

Our second product candidate, EG-1964, is being developed as a potential prophylactic treatment in the management of chronic subdural hematoma, or cSDH, to prevent recurrent bleeding on the surface of the brain. Recurrent bleeding occurs in up to 30% of cSDH patients, requires repeat neurosurgical intervention and is associated with risks of serious complications, including death. There are currently no approved therapeutic treatments that reduce the risk of recurrent bleeding after cSDH. By way of a single administration at the time of the initial neurosurgical intervention, we believe EG-1964 will deliver a high concentration of aprotinin, a pancreatic trypsin inhibitor, directly to the brain with sustained drug exposure over 21 to 28 days. Aprotinin preserves the ability for blood to clot by inhibiting plasminogen, a naturally produced enzyme that breaks down blood clots, thereby limiting recurrent bleeding. If EG-1964 is approved by the FDA, we believe that EG-1964 can become the standard of care as a prophylactic treatment in the management of cSDH to prevent recurrent bleeding. Following discussions with FDA, we intend to submit an IND for EG-1964 in 2016.

From our inception in 2009, we have devoted substantially all of our efforts to business planning, engaging regulatory, manufacturing and other technical consultants, acquiring operating assets, planning and executing clinical trials and raising capital.

We have never been profitable and have incurred net losses in each year since inception. Our net losses were $12.2 million and $6.9 million for the years ended December 31, 2014 and 2013, respectively, and $4.5 million and $2.5 million for the three months ended March 31, 2015 and 2014, respectively. As of December 31, 2014 and March 31, 2015, we had an accumulated deficit of approximately $29.8 million and $35.0 million, respectively. Substantially all of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We expect our expenses will increase substantially in connection with our ongoing activities as we:

•	conduct clinical trials of our initial product candidates, including the completion of our ongoing NEWTON trial for EG-1962 and the commencement of our Phase 3 program for EG-1962;

•	continue our research and development efforts, including exploring the development of EG-1962 to improve patient outcomes following moderate-to-severe traumatic brain injury, particularly the subset of these patients who have traumatic subarachnoid hemorrhage;
•	conduct preclinical studies and initiate clinical trials for EG-1964 for the treatment of cSDH;
•	manufacture preclinical study and clinical trial materials and scale-up for commercial manufacturing capabilities;
•	hire additional clinical, quality control, technical and scientific personnel to conduct our clinical trials and to support our product development efforts;
•	seek regulatory approvals for our product candidates that successfully complete clinical trials;
•	maintain, expand and protect our intellectual property portfolio;
•	implement operational, financial and management systems; and
•	hire additional general and administrative personnel to support our operation as a public company.

We do not expect to generate any revenues from product sales until we successfully complete development and obtain regulatory approval for one or more of our product candidates, which we expect will take a number of years. If data from our NEWTON trial are positive, we intend to initiate our Phase 3 program for EG-1962 for the treatment of aSAH in the first half of 2016. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we will seek to fund our operations through public or private equity or debt financings or other sources. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all and could be forced to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us in strategic partnerships and alliances and licensing arrangements. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and ability to develop our product candidates.

We have raised capital primarily through convertible preferred stock financings and term debt as follows:

•	During 2009 and 2010, we sold shares of Series A Convertible Preferred Stock, par value $0.00033 per share, with net proceeds of approximately $0.8 million and issued a promissory note to the New Jersey Economic Development Authority, or the NJEDA, for net proceeds of approximately $0.1 million.
•	During 2011, we sold shares of Series B Convertible Preferred Stock, par value $0.00033 per share, with net proceeds of approximately $3.0 million and converted the NJEDA promissory note.
•	During 2012, we sold shares of Series B-1 Convertible Preferred Stock, par value $0.00033 per share, and warrants to purchase our common stock, with net proceeds of approximately $0.5 million and issued a convertible promissory note for net proceeds of approximately $0.2 million to a member of our board of directors.
•	During 2013, we sold shares of Series C Convertible Preferred Stock, par value $0.00033 per share, with net proceeds of approximately $16.1 million, issued a convertible promissory note for net proceeds of approximately $0.1 million to a member of our board of directors and converted promissory notes issued to a member of our board of directors.
•	During 2014, we sold shares of Series C-1 Convertible Preferred Stock, par value $0.00033 per share, with net proceeds of approximately $14.9 million.
•	During 2014, we entered into a loan and security agreement with Hercules Technology Growth Capital, Inc., or Hercules. The loan agreement with Hercules provides funding for an aggregate principal amount of up to $10.0 million in three separate term loan tranches. The first and second term loan tranches were funded in 2014 and early 2015, respectively, in an aggregate amount of $6.0 million.
•	During April 2015, we sold shares of Series C-2 Convertible Preferred Stock, par value $0.00033 per share, with net proceeds of approximately $52.4 million.

As of December 31, 2014 and March 31, 2015, we had $13.7 million and $12.3 million, respectively, in cash and cash equivalents.

Financial Operations Overview

Revenue

Our revenue to date has been generated through the receipt of an Edison Innovation Grant from the New Jersey Commission of Science and Technology and a grant from Qualifying Therapeutics Discovery each in 2010. We have not generated any revenues from commercial product sales and do not expect to generate any such revenue in the near future. In the future, if any of our product candidates are approved for commercial sale, we may generate revenue from product sales. We may also generate revenue in the future from a combination of research and development payments, license fees and other upfront payments or milestone payments.

Research and Development Expenses

Research and development expenses include employee-related expenses, licensing fees to use certain technology in our research and development projects, costs of acquiring, developing and manufacturing clinical trial materials, as well as fees paid to consultants and various entities that perform certain research and testing on our behalf. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued expenses. Costs incurred in connection with research and development activities are expensed as incurred.

The following table summarizes our research and development expenses incurred for the periods indicated (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013
EG-1962 product candidate	$1,939	$915	$5,885	$3,886
EG-1964 product candidate	121	119	434	—
Pipeline	2	—	64	—
Internal Operating Expenses	809	390	2,091	598
Total	$2,871	$1,305	$8,474	$4,484

We expect our research and development expenses to increase for the foreseeable future as we advance our product candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. Successful development of future product candidates from our research and development programs is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each future product candidate and are difficult to predict. We anticipate we will make determinations as to which product candidates to pursue and how much funding to direct to each product candidate on an ongoing basis in response to the scientific and clinical success of each product candidate as well as ongoing assessments as to the commercial potential of our product candidates. We will need to raise additional capital and may seek collaborations in the future in order to advance our various product candidates. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates or one or more of our other research and development initiatives. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves. Our failure to raise capital as and when needed would have a material adverse effect on our financial condition and our ability to pursue our business strategy.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation, related to our executive, finance, legal, business development and support functions. Other general and administrative expenses include travel expenses, professional fees for auditing, tax and legal services and facility-related costs.

The following table summarizes our general and administrative expenses incurred for the periods indicated (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013
General and administrative expenses	$1,311	$1,159	$4,721	$2,004

We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs associated with being a publicly-traded company. These increases will likely include legal, accounting and filing fees, directors’ and officers’ liability insurance premiums and fees associated with investor relations.

Warrant Remeasurement

Warrant remeasurement reflects adjustments to fair value of our liability-classified warrants.

Interest Income

Interest income consists of interest income earned on our cash and cash equivalents.

Interest Expense

Interest expense consists of interest expense on our borrowings under the loan agreement with Hercules.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the revenue and expenses incurred during the reported periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in the notes to our financial statements appearing in this prospectus, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Stock Warrants

As of March 31, 2015, we had outstanding warrants for the purchase of shares of Series C and Series C-1 Preferred Stock as well as warrants to purchase our common stock. The fair value of all of the warrants issued was calculated utilizing the Black-Scholes option-pricing model. Certain warrants are classified as liabilities and remeasured to fair value each reporting period through the statement of operations.

Pursuant to the terms of the warrants to purchase shares of Series C Preferred Stock, upon the conversion of the Series C Preferred Stock underlying the warrant, the warrants automatically become exercisable for shares of our common stock based upon the conversion ratio of the underlying Series C Preferred Stock. The Series C Preferred Stock will automatically convert upon the consummation of an initial public offering of our common stock at a price per share no less than the Series C Preferred Stock price of $3.85.

Pursuant to the terms of the warrants to purchase shares of Series C-1 Preferred Stock, upon the conversion of the Series C-1 Preferred Stock underlying the warrant, the warrants automatically become exercisable for shares of our common stock based upon the conversion ratio of the underlying Series C-1 Preferred Stock. The Series C-1 Preferred Stock will automatically convert upon the consummation of an initial public offering of our common stock at a price per share no less than the Series C-1 Preferred Stock price of $4.65.

Income Taxes

We file U.S. federal income tax returns and New Jersey state tax returns. Our deferred tax assets are primarily comprised of federal and state tax net operating losses and tax credit carryforwards and are recorded using enacted tax rates expected to be in effect in the years in which these temporary differences are expected to be utilized. At December 31, 2014, we had federal net operating loss, or NOL, carryforwards of approximately $23.9 million, which expire at various dates between 2029 and 2034. At December 31, 2014, we had federal research and development credits carryforwards of approximately $0.7 million. We may be subject to the net operating loss utilization provisions of Section 382 of the Internal Revenue Code. The effect of an ownership change would be the imposition of an annual limitation on the use of NOL carryforwards attributable to periods before the change. The amount of the annual limitation depends upon our value immediately before the ownership change, changes to our capital during a specified period prior to the change, and the federal published interest rate. Although we have not undergone a Code Section 382 analysis, if we were to undergo an ownership change it is likely that the utilization of the NOLs will be substantially limited.

Accrued Clinical Expenses

When preparing our financial statements, we are required to estimate our accrued clinical expenses. This process involves reviewing open contracts and communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. Payments under some of the contracts we have with parties depend on factors, such as successful enrollment of certain numbers of patients, site initiation and the completion of clinical trial milestones.

When accruing clinical expenses, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If possible, we obtain information regarding unbilled services directly from our service providers. However, we may be required to estimate the cost of these services based only on information available to us. If we underestimate or overestimate the cost associated with a trial or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, our estimated accrued clinical expenses have approximated actual expense incurred.

Stock-based Compensation

We estimate the fair value of our stock-based awards to employees and non-employees using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, including: (1) the expected volatility of our stock, (2) the expected term of the award, (3) the risk-free interest rate and (4) expected dividends. In accordance with FASB ASC 505, we re-measure the fair value of non-employee stock-based compensation as the awards vest, and recognize the resulting value, if any, as expense during the period the related services are rendered. We believe that all stock options issued under our stock option plans meet the criteria of “plain vanilla” stock options. The expected term of the options outstanding was determined using the “simplified” method as prescribed by Staff Accounting Bulletin, No. 107, Share Based Payment. The risk free interest rate is based on U.S. Treasury notes with remaining terms similar to the expected term of the option. The volatility was based on a representative group of small publicly traded drug development companies. The dividend yield assumption is zero since we have never paid cash dividends and have no present intention to pay cash dividends.

The fair value of options granted for the periods indicated was estimated using the Black-Scholes option valuation model utilizing the following assumptions:

	Three Months Ended March 31,		For the year ended December 31,
	2015	2014	2014	2013
	Weighted Average	Weighted Average	Weighted Average	Weighted Average
Volatility	79.80%	75.60%	75.54%	75.60%
Risk-Free Interest Rate	1.82%	1.97%	1.96%	1.76%
Expected Term in Years	6.07	5.76	5.78	5.87
Dividend Rate	0.00%	0.00%	0.00%	0.00%
Fair Value of Option on Grant Date	$3.12	$3.97	$3.91	$1.66

Stock-based compensation expense amounted to $0.4 million, $0.2 million, $1.3 million and $0.3 million for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014 and 2013, respectively. At March 31, 2015, there was approximately $6.8 million of unamortized stock compensation expense, which is expected to be recognized over a remaining average vesting period of 1.71 years.

We expect the impact of our stock-based compensation expense for stock options to employees to grow in future periods due to the potential increases in the value of our common stock and headcount.

Fair Value of Common Stock

We are required to estimate the fair value of our common stock underlying our stock-based awards when performing the fair value calculations using the Black-Scholes option pricing model. The fair value of our common stock underlying our stock-based awards was determined initially on each grant date by our board of directors, with input from management and adjusted in connection with our reassessment of fair value for financial reporting purposes. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. We determined the fair value of stock options using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, we considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•	independent third party valuations of our common stock;
•	the prices at which we sold our shares of preferred stock to outside investors in arm’s length transactions and the rights, preferences and privileges of the preferred stock relative to those of our common stock, including the liquidation preferences of the preferred stock;
•	our results of operations and financial performance;
•	our hiring of key personnel and the experience of our management, as well as our recruitment of experienced members to our board of directors;
•	the status of our research and development efforts and our stage of development generally;
•	risks inherent in the development of our product candidates;
•	the value of companies we consider peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, company size, financial risk or other factors;
•	external market conditions affecting the biotechnology industry;
•	trends within the biotechnology industry;

•	the lack of an active public market for our capital stock; and
•	the estimated likelihood of achieving a liquidity event for our shares of common stock, such as an initial public offering or an acquisition of our company, in light of prevailing market conditions.

The following table sets forth information about our stock option grants made since inception through March 31, 2015, including the per share estimated fair value of our common stock as determined by our board of directors after taking into consideration the various objective and subjective factors described above and the per share weighted average fair value of our common stock based on the retrospective valuation performed in March 2014:

Date of Grant	Number of Shares Underlying Options Granted	Exercise Price per Share	Per Share Estimated Fair Value of Common Stock on Grant Date (1)	Per Share Weighted Average Fair Value of Common Stock
May 11, 2010	29,250	$0.17	$0.17	$0.36	(2)
June 23, 2010	9,750	0.17	0.17	0.36	(2)
October 1, 2010	48,750	0.17	0.17	0.36	(2)
December 15, 2010	9,750	0.25	0.25	0.36	(2)
January 1, 2011	36,000	0.25	0.25	0.36	(2)
March 11, 2011	27,000	0.25	0.25	0.36	(2)
May 1, 2011	60,000	0.50	0.50	0.36	(2)
August 15, 2011	180,000	0.60	0.60	0.55	(2)
October 15, 2011	30,000	0.60	0.60	0.55	(2)
August 1, 2012	30,000	0.60	0.60	0.62	(2)
December 19, 2012	1,000,000	1.75	1.00	0.81	(2)
December 20, 2012	500,000	1.75	1.00	0.81	(2)
August 28, 2013	53,000	1.49	1.49	1.73	(2)
October 11, 2013	717,500	1.49	1.49	2.32	(2)
March 27, 2014	556,444	6.05	6.05	6.05	(3)
July 18, 2014	62,500	5.19	5.19	5.19	(3)(4)
January 5, 2015	250,000	3.75	3.75	3.75	(3)(4)
March 11, 2015	1,343,500	4.65	4.65	4.65	(3)

(1)	The fair value estimates were based on the board of director’s assessment of the fair value of our common stock on the relevant date, based on various factors described above.
(2)	The fair value estimates were based on a retrospective valuation of our common stock, which was completed in March 2014.
(3)	The fair value estimates were based on contemporaneous valuations of our common stock.
(4)	Decrease in value attributable to the longer anticipated holding period to an IPO and softening of the biotech market.

Based on an assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding as of March 31, 2015 would be $       .

In December 2013, based on our review of overall market conditions and the improving market for biotechnology company initial public offerings, our board of directors determined that a significant shift was occurring with respect to the valuation we could achieve in an initial public offering, or IPO, and directed management to begin preparation for an initial public offering of our common stock. We believe this event increased the probability of an early initial public offering scenario and therefore, in connection with the preparation of our financial statements, we re-assessed the fair value of our common stock for financial reporting purposes at dates where there were stock option grants. For these prior periods, we adjusted the fair value based on market conditions, progress made in our development programs and whether we achieved company milestones. A retrospective valuation was completed in March 2014.

Valuations

Common Stock Valuation Methodologies

The retrospective valuation of our common stock was prepared in accordance with the guidelines in the AICPA Practice Guide, which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

We considered valuations implied by arm’s length transactions involving the sale of our securities to independent investors, taking into consideration the various rights and preferences of the equity securities transacted. We concluded that the terms of our Convertible Preferred Stock sales were representative of fair value. Using the Preferred Stock pricing, we utilized the back-solve method (a form of the market approach defined in the AICPA Practice Guide) to estimate the implied enterprise value and the resulting common stock fair value at certain dates. We used a market based approach, to estimate the equity value of our company after we began to prepare for an IPO. In our December 2013 valuation, we also relied on comparable public company valuations to provide an indication of our enterprise’s fair value.

Methods Used to Allocate our Enterprise Value to Classes of Securities

In accordance with the AICPA Practice Guide, we considered the following methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date.

•	Option pricing method, or OPM. The OPM treats common stock and preferred stock as call options on the enterprise’s value with exercise prices based on the liquidation preference and conversion terms of the preferred stock. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). This method was utilized in the valuations discussed below.
•	Probability-weighted expected return method, or PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us as well as the economic and control rights of each share class. This method was utilized in the valuations at and after December 31, 2013.

In March 2014, we utilized a third party valuation company to determine retrospectively the fair value of our common stock. The followings dates were selected based on significant events: October 1, 2010, August 15, 2011, August 1, 2012, December 19, 2012, March 31, 2013, June 30, 2013, August 28, 2013, October 11, 2013, December 31, 2013 and March 1, 2014.

Valuation of Common Stock from October 2010 to October 11, 2013

We engaged a third party valuation firm to conduct a retrospective valuation of our common stock using the OPM for the period from October 1, 2010 to October 11, 2013 at various event dates for all of the valuation dates. We utilized the back-solve method, a form of the market approach defined in the AICPA Practice Guide, to estimate the equity values.

In applying the back-solve method, we utilized the OPM. It was determined that the OPM method was the most reliable given the expectation of various potential liability outcomes and the difficulty of selecting and supporting appropriate enterprise values given our early stage of development and financial position. For the OPM analysis, we estimated a weighted-average time to an exit (liquidity) event which was our best estimate for potential exit scenarios for the investors. Volatility percentages were assumed based on an analysis of guideline public companies’ historical equity volatility for the time period to exit. The risk-free rate assumption was based on the yield on similar duration U.S. Treasury bonds. A discount for lack of marketability, or DLOM, was applied to the calculated common price per share. For each of the valuation dates we assigned probabilities of outcomes to the scenarios of a sale to a strategic buyer and an initial public offering and then calculated the weighted common value per share.

The following tables summarize the significant assumptions used for each of the valuation scenarios used to determine the fair value of our common stock during this period.

Backsolve Round	Series A at $1.00	Series B at $1.25			Series B-1 at $1.71
Date	10/1/2010	8/15/2011	8/1/2012		12/19/2012
Exit Strategy	Strategic Buyer	Strategic Buyer	Strategic Buyer	IPO	Strategic Buyer	IPO
Years to Exit	3.45	3.45	3.00	4.75	3.05	4.25
Volatility to Exit	89.2%	97.2%	95.0%	99.9%	90.8%	103.6%
DLOM	15%	15%	15%	15%	15%	15%
Common price post DLOM	$0.36	$0.55	$0.54	$1.06	$0.69	$1.49
Probability	100%	100%	85%	15%	85%	15%
Common price (probability weighted)	$0.36	$0.55	$0.62		$0.81
Backsolve Round	Series C @ $3.85
Date	3/31/2013		6/30/2013
Exit Strategy	Strategic Buyer	IPO	Strategic Buyer	IPO
Years to Exit	2.50	2.00	2.55	2.50
Volatility to Exit	77.8%	79.6%	80.2%	80.3%
DLOM	15%	15%	15%	15%
Common price post DLOM	$0.71	$2.83	$0.73	$2.68
Probability	70%	30%	60%	40%
Common price (probability weighted)	$1.35		$1.51
Backsolve Round	Series C @ $3.85
Date	8/28/2013		10/11/2013
Exit Strategy	Strategic Buyer	IPO	Strategic Buyer	IPO
Years to Exit	2.55	2.05	2.55	1.45
Volatility to Exit	77.4%	78.1%	76.9%	74.4%
DLOM	15%	15%	15%	15%
Common price post DLOM	$0.68	$2.78	$0.66	$2.87
Probability	50%	50%	25%	75%
Common price (probability weighted)	$1.73		$2.32

Valuation of Common Stock as of March 27, 2014

At March 27, 2014, we utilized a hybrid of a PWERM and an OPM. Specifically we incorporated a PWERM under an IPO scenario. The PWERM modeled potential valuations under an IPO, allocated that value amongst the various classes of equity, and then discounted to present value, assuming an IPO in mid-year 2014. We utilized an OPM to backsolve to our Series C Preferred Stock. The results of the PWERM and OPM were probability weighted to arrive at an enterprise value.

Backsolve Round	Series C @ $3.85
Date	3/27/2014
Exit Strategy	Strategic Buyer	IPO
Years to Exit	2.55	0.25
Volatility to Exit	76.2%	71.7%
DLOM	15%	14%
Common price post DLOM	$0.25	$7.50
Probability	20%	80%
Common price (probability weighted)	$6.05

The increase in value at the time was attributable primarily to the significant increase in the likelihood of a near-term IPO compared with previous valuation points.

Valuation of Common Stock as of July 18, 2014

At July 18, 2014, we utilized a hybrid of a PWERM and an OPM. Specifically we incorporated a PWERM under an IPO scenario. The PWERM modeled potential valuations under an IPO, allocated that value amongst the various classes of equity, and then discounted to present value, assuming an IPO with a 50% probability in later 2014 and 50% probability in 2015. We utilized an OPM to backsolve to our Series C Preferred Stock. The results of the PWERM and OPM were probability weighted to arrive at an enterprise value.

Backsolve Round	Series C @ $3.85
Date	7/18/2014
Exit Strategy	Strategic Buyer	IPO
Years to Exit	2.3	0.5
Volatility to Exit	74.4%	74.0%
DLOM	15%	21%
Common price post DLOM	$0.31	$6.41
Probability	20%	80%
Common price (probability weighted)	$5.19

The decrease in value was attributable primarily to an expected longer holding period after a softening of the biotech market, which decreased the likelihood of a near-term IPO compared with previous valuation points.

Valuation of Common Stock as of January 5, 2015

At January 5, 2015, we utilized a hybrid of a PWERM and an OPM. Specifically we incorporated a PWERM under an IPO scenario. The PWERM modeled potential valuations under an IPO, allocated that value amongst the various classes of equity, and then discounted to present value, assuming an IPO with a 50% probability of a crossover preferred financing round and a 50% probability without such a preferred financing round. Additionally, a 20% probability of exiting under the Strategic buyer scenario and a 80% probability of successfully completing an IPO was ascribed. The results of the PWERM and OPM were probability weighted to arrive at an enterprise value as shown below.

Backsolve Round	Series C-1 @ $4.65
Date	1/5/2015
Exit Strategy	Strategic Buyer	IPO
Years to Exit	1.8	0.43
Volatility to Exit	70.6%	70.3%
DLOM	15%	18%
Common price post DLOM	$0.52	$4.56
Probability	20%	80%
Common price (probability weighted)	$3.75

The decrease in value was attributable primarily to the longer anticipated holding period to an IPO and a softening of the biotech market compared with previous valuation points and dilution from the Series C-1 Preferred Stock issuance in late 2014.

Valuation of Common Stock as of March 31, 2015

At March 31, 2015, we utilized a hybrid of a PWERM and an OPM. Specifically we incorporated a PWERM under an IPO scenario. The PWERM modeled potential valuations under an IPO, allocated that value amongst the various classes of equity, and then discounted to present value, assuming an IPO with a 90%

probability of a preferred equity financing round and a 10% probability without such a preferred equity financing round. Additionally, a 20% probability of exiting under the Strategic buyer scenario and an 80% probability of successfully completing an IPO was ascribed. The results of the PWERM and OPM were probability weighted to arrive at an enterprise value as shown below.

Backsolve Round	Series C-1 @ $4.65
Date	3/31/2015
Exit Strategy	Strategic Buyer	IPO
Years to Exit	2.56	0.5
Volatility to Exit	70.5%	68.4%
DLOM	15%	19%
Common price post DLOM	$0.65	$5.43
Probability	20%	80%
Common price (probability weighted)	$4.48

The increase in value was attributable primarily to the higher expected preferred equity financing round price and the increased probability of the preferred equity financing round.

Warrant Liability

We estimate the fair value of our warrant liability at the end of the year for the common stock warrant and the Series C and Series C-1 Preferred Stock warrants using the Black-Scholes option-pricing model. Adjustments to the fair value are recorded in the statement of operations.

The fair value of these warrants was estimated using the Black-Scholes option-pricing model utilizing the following assumptions:

	Period Ended March 31,			For the year ended December 31,
	Series C-1	Series C	Common Stock	Series C-1	Series C	Common Stock	Series C	Common Stock
	2015	2015	2015	2014	2014	2014	2013	2013
Volatility	79.8%	79.8%	79.8%	75.0%	75.0%	75.0%	90%	75.6%
Risk-Free Interest Rate	1.37%	1.03%	1.45%	1.65%	1.23%	1.76%	1.48%	2.23%
Expected Term in Years	4.69	3.28	5.10	4.94	3.28	5.35	4.35	6.35
Dividend Rate	8.00%	8.00%	0.00%	8.00%	8.00%	0.00%	8.00%	0.00%
Warrant Fair Value	$1.91	$1.99	$3.86	$2.03	$1.78	$3.14	$2.99	$4.60

In connection with the Black-Scholes option-pricing model, we also determined the fair value of our common stock and Series C and Series C-1 Preferred Stock as of December 31, 2014 and 2013 and March 31, 2015.

In early March 2014 we had a valuation firm determine the value as of December 31, 2013. In determining the value of our common stock and Series C Preferred Stock we considered the following factors:

•	The significant clinical progress since the prior valuation, including the number of clinical trial sites opened and subjects enrolled;
•	Our progress towards an IPO, including engaging a law firm in December 2013 to represent us in the IPO process;
•	Interviewed and selected two lead investment banks to underwrite a planned IPO; and
•	We began discussions with several institutional investors about participating in or leading an interim private financing in early 2014.

During 2014, quarterly valuations were performed with updated information on the factors listed above.

At December 31, 2014 and March 31, 2015, we utilized a hybrid of a PWERM and an OPM. Specifically we incorporated a PWERM under an IPO scenario. The PWERM modeled potential valuations under an IPO, allocated that value amongst the various classes of equity, and then discounted to present value, assuming an IPO in mid-year 2015 and 2014. We utilized an OPM to backsolve to our Series C Preferred Stock. The results of the PWERM and OPM were probability weighted to arrive at an enterprise value.

Basic and Diluted Net Loss Per Share of Common Stock

We compute basic and diluted net loss per share of common stock by dividing net loss applicable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. For all periods presented the dilutive effects of preferred stock, warrants to purchase preferred stock and common stock and stock options have been excluded from the calculation because their effect would be anti-dilutive. Because the impact of these items is anti-dilutive during periods of net loss, there was no difference between our basic and diluted net loss per share of common stock for the years ended December 31, 2014 and 2013.

Results of Operations

Comparison of the three months ended March 31, 2015 and 2014

The following table summarizes the results of our operations for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,		Increase (Decrease)
	2015	2014	$	%
	(in thousands)
Operating expenses:
Research and development expenses	$2,871	$1,305	$1,566	120%
General and administrative expenses	1,311	1,159	152	13%
Total operating expenses	4,182	2,464	1,718	70%
Loss from operations	(4,182)	(2,464)	(1,718)	70%
Warrant remeasurement	(96)	(49)	(47)	96%
Interest income (expense), net	(190)	1	(191)	NM
Loss before income taxes	(4,468)	(2,512)	(1,956)	78%
Benefit for income taxes	—	—	—	—
Net loss	$(4,468)	$(2,512)	$(1,956)	78%

Research and Development Expenses

Research and development expenses increased to $2.9 million in the three months ended March 31, 2015 from $1.3 million for the same period in 2014. The increase of $1.6 million in 2015 was primarily attributable to an increase in expenses for the EG-1962 NEWTON study of $1.1 million, additional R&D personnel costs of $0.3 million, stock-based compensation of $0.1 million and professional fees of $0.1 million.

General and Administrative Expenses

General and administrative expenses increased to $1.3 million in the three months ended March 31, 2015 from $1.2 million for the same period in 2014. The $0.1 million increase was due primarily to increases in personnel costs of $0.2 million offset by a decrease in professional fees of $0.1 million.

Warrant Remeasurement

Warrant remeasurement expenses increased due to the change in fair value of the warrants in relation to the stock price.

Interest Income and Expense, net

Interest income and expense, net increased primarily due to interest expense for a venture financing loan beginning in August 2014.

Comparison of the years ended December, 2014 and 2013

The following table summarizes the results of our operations for the years ended December 31, 2014 and 2013:

	Year Ended December 31,		Increase (Decrease)
	2014	2013	$	%
	(in thousands)
Operating expenses:
Research and development expenses	$8,474	$4,484	$3,990	89%
General and administrative expenses	4,721	2,004	2,717	136%
Total operating expenses	13,195	6,488	6,707	103%
Loss from operations	(13,195)	(6,488)	(6,707)	103%
Warrant remeasurement	582	(854)	1,436	-168%
Interest income (expense), net	(179)	—	(179)	100%
Loss before income taxes	(12,792)	(7,342)	(5,450)	74%
Benefit for income taxes	591	459	132	29%
Net loss	$(12,201)	$(6,883)	$(5,318)	77%

Research and Development Expenses

Research and development expenses increased to $8.5 million in the year ended December 31, 2014 from $4.5 million for the same period in 2013. The increase of $4.0 million in 2014 was primarily attributable to the increased expenses for the initiation of the EG-1964 development study of $0.4 million, an increase in expenses for the EG-1962 NEWTON study of $2.0 million, initiation of pipeline development costs of $0.1 million, additional R&D personnel costs of $0.6 million, stock based compensation of $0.6 million and professional fees of $0.2 million.

General and Administrative Expenses

General and administrative expenses increased to $4.7 million in the year ended December 31, 2014 from $2.0 million for the same period in 2013. The $2.7 million increase was due primarily to increases in personnel costs of $0.9 million, stock based compensation of $0.5 million, professional fees of $0.3 million, investor relations services and corporate marketing of $0.5 million, and rent and office expenses of $0.4 million.

Warrant Remeasurement

Warrant remeasurement expenses increased due to the change in fair value of the warrants in relation to the stock price.

Interest Income and Expense, net

Interest income and expense, net increased primarily due to interest expense for a venture financing loan beginning in August 2014.

Benefit for Income Taxes

Benefit for income taxes increased $0.1 million to $0.6 million during the year ended December 31, 2014 from $0.5 million for the same period in 2013 from the sale of our New Jersey state NOL carry forwards.

Liquidity and Capital Resources

Since our inception and through March 31, 2015, we have raised aggregate net proceeds of $41.5 million to fund our operations, of which $35.1 million was from the sale of preferred stock, $6.0 million was from a loan and security agreement and $0.4 million was from the issuance of convertible debt securities and promissory notes to stockholders. On April 6, 2015, we raised net proceeds of $52.4 million to fund our operations from the sale of preferred stock. As of March 31, 2015, we had total cash and cash equivalents of $12.3 million as compared to $13.7 million as of December 31, 2014. The $1.4 million decrease in total cash was due primarily to a $3.0 million increase from the loan and security agreement offset by funding of operations, which mainly consisted of research and development activities and general and administrative expenses, including costs associated with this offering.

We incurred net losses of approximately $4.5 million and $2.5 million for the three months ended March 31, 2015 and 2014, respectively, and $12.2 million and $6.9 million for the years ended December 31, 2014 and 2013, respectively. As of March 31, 2015, we had an accumulated deficit of approximately $35.0 million, working capital of $9.7 million and cash and cash equivalents of $12.3 million.

In 2014, we consummated the sale and issuance of 3,558,890 shares of Series C-1 Preferred Stock for net proceeds of approximately $14.9 million. In 2013, we consummated the sale and issuance of 4,631,505 shares of Series C Preferred Stock for net proceeds of approximately $16.1 million and issued an additional 65,809 shares of Series C Preferred Stock in satisfaction of a $0.3 million bridge loan.

Hercules Loan and Security Agreement

On August 28, 2014, we entered into a loan and security agreement with Hercules. The loan agreement with Hercules provides funding for an aggregate principal amount of up to $10.0 million in three separate tranches. The first tranche was funded on August 28, 2014 in the amount of $3.0 million and matures on March 1, 2018. The terms of the loan agreement were amended following the completion of the Series C-1 Preferred Stock round of financing to allow for the drawdown of the second tranche of $3,000,000. This second tranche was funded on January 29, 2015. Following the consummation of our Series C-2 Preferred Stock round of financing we may now borrow a third tranche of up to an additional $4.0 million which is currently undrawn. The loans bear interest at a rate per annum equal to the greater of (i) 10.45% or (ii) the sum of (a) 10.45% plus (b) the prime rate (as reported in The Wall Street Journal) minus 4.50%, unless the milestones that are a condition precedent to borrowing under the $4.0 million third tranche have been achieved, in which case the interest rate on all loans will be the greater of (i) 9.95% or (ii) the sum of (a) 9.95% plus (b) the prime rate (as reported in The Wall Street Journal) minus 4.50%. We are required to make interest-only payments on each term loan through September 2015. Commencing in October 2015, the loans will amortize in equal monthly installments of principal and interest over 30 months. On the maturity date or the date the loans otherwise become due, we must also pay the lender under the agreement an additional charge equal to 1.5% of the total amounts funded under the loan agreement. In addition, if we prepay any of the term loans during the first year following the initial closing, we must pay a prepayment charge equal to 3% of the amount being prepaid, if we prepay any of the term loans during the second year following the initial closing, we must pay a prepayment charge equal to 2% of the amount being prepaid, and if we prepay any of the term loans after the second year following the initial closing, we must pay a prepayment charge of 1% of the amount being prepaid.

The term loans are secured by substantially all of our assets, other than intellectual property, which is the subject of a negative pledge. Under the loan agreement, we are subject to certain customary covenants that limit or restrict our ability to, among other things, incur additional indebtedness, grant any security interests, pay cash dividends, repurchase our common stock, make loans, or enter into certain transactions without the prior consent of the lender. Hercules had the right to convert in the first subsequent unregistered financing of our convertible preferred stock (following our Series C-1 Preferred Stock) or other senior equity securities or instruments exercisable for the foregoing of up to $1.0 million of the principal amount of any term loan advance for securities being issued in such financing on the same terms afforded to others participating in such financing and/or to invest up to $1.0 million in that same subsequent unregistered financing on the same terms afforded to others participating in such financing. Hercules did not exercise this conversion right but did exercise its right to participate in our Series C-2 financing and invested $1.0 million in our Series C-2 Preferred Stock on April 6, 2015.

In connection with the loan agreement, we issued Hercules a warrant to purchase up to 107,526 shares of our Series C-1 Preferred Stock. To the extent we consummate a subsequent equity financing for a new series of our preferred stock at a price per share lower than the price of our Series C-1 Preferred Stock, then the warrant shall be exercisable into such series of preferred stock at the lowest price per share at which such new series is offered. The warrant will become exercisable into shares of our common stock immediately prior to the consummation of this offering. The warrant expires on the earlier of five years from the consummation of this offering or August 28, 2024 and carries piggyback registration rights with respect to the shares of common stock underlying the warrant.

Cash flows

The following table shows a summary of our cash flows for each of the periods indicated (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2014	2013	2015	2014
Net cash (used in) operating activities	$(9,715)	$(8,045)	$(4,265)	$(2,134)
Net cash (used in) investing activities	(885)	(137)	(86)	(5)
Net cash (used in) provided by financing activities	16,471	15,899	2,918	(10)
Net increase (decrease) in cash	$5,871	$7,717	$(1,433)	$(2,149)

Net Cash Used in Operating Activities

Net cash used in operating activities was $4.3 million and $2.1 million for the three months ended March 31, 2015 and 2014, respectively. The increase in cash used in operating activities of $2.2 million was primarily due to an increase in our research and development expenses.

Net cash used in operating activities was $9.7 million and $8.0 million for the years ended December 31, 2014 and 2013, respectively. The increase in cash used in operating activities of $1.7 million was primarily due to an increase in our research and development expenses offset by a reduction in other receivable and an increase in accounts payable and accrued expenses.

Net Cash Used in Investing Activities

Net cash used in investing activities of $0.1 million for the three months ended March 31, 2015 and $0.9 million and $0.1 million for the years ended December 31, 2014 and 2013, respectively, in each period relates entirely to purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities of $2.9 million for the three months ended March 31, 2015 was primarily due to the proceeds from the issuance of debt of $3.0 million.

Net cash provided by financing activities of $16.5 million for the year ended December 31, 2014 was primarily due to $14.9 million of net proceeds resulting from the sales of shares of our Series C-1 Preferred Stock and the proceeds from the issuance of debt of $3.0 million.

Net cash provided by financing activities of $15.9 million for the year ended December 31, 2013 was primarily due to $15.8 million of net proceeds resulting from the sales of shares of our Series C Preferred Stock.

Operating Capital Requirements

We expect that our primary uses of capital will continue to be third-party clinical research and development services, compensation and related expenses, laboratory and related supplies, legal and other regulatory expenses and general overhead costs. We believe that the estimated net proceeds from this offering, together with our existing cash and cash equivalents as of             , 2015, will be sufficient to meet our anticipated cash requirements through the completion of our current planned Phase 3 trial for EG-1962 for the treatment of aSAH. However, we may require additional capital for the further development of our existing product candidates, including if the FDA requires that we conduct additional Phase 3 trials of EG-1962, and we may also need to raise additional funds sooner to pursue other development activities related to additional product candidates or additional routes of administration of or expanded indications for EG-1962.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the initiation, progress, timing, costs and results of the clinical trials for our product candidates to meet regulatory approval, particularly whether the FDA requires us to complete two Phase 3 trials for EG-1962 or changes to the anticipated design of our Phase 3 program, such as changes in the required control arm of any such trial;

•	the outcome of planned 2015 interactions with the FDA and other non-U.S. health authorities that may alter our proposed Phase 3 program for EG-1962 that is required to meet the standards of a marketing authorization approval in aSAH;
•	the clinical development plans we establish for these product candidates;
•	the number and characteristics of product candidates that we develop or may in-license;
•	the outcome, timing and cost of meeting regulatory requirements established by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;
•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;
•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;
•	the effect of competing technological and market developments;
•	the cost and timing of completion of commercial-scale outsourced manufacturing activities; and
•	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

Please see the section titled “Risk Factors” elsewhere in this prospectus for additional risks associated with our substantial capital requirements.

Until such time, if ever, we generate product revenue, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings and research collaboration and license agreements. We may be unable to raise capital or enter into such other arrangements when needed or on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our product candidates.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations as of the date indicated:

As of December 31, 2014	Total	Less than one year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Debt principal and interest	$3,668	$581	$3,087	$—	$—
Operating lease obligations	968	228	701	39	—
Total contractual obligations	$4,636	$809	$3,788	$39	$—

Excluded from the table above, in early 2015, the second term loan tranche was funded for an aggregate amount of $6.0 million. The principal and interest repayment for this loan is $1.1 million for 2015.

Purchase Commitments

We have no material non-cancelable purchase commitments with service providers as we have generally contracted on a cancelable, purchase order basis.

Milestone and Royalty-based Commitments

We have obligations to make future payments to Evonik that become due and payable upon the achievement of certain development, regulatory and commercial milestones. We have not included this commitment on our balance sheet or in the table above because the achievement of these milestones is not fixed and determinable.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the date on which shares of our common stock become publicly traded in the United States.

Off-balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Quantitative and Qualitative Disclosure about Market Risk

The primary objectives of our investment activities are to ensure liquidity and to preserve principal, while at the same time maximizing the income we receive from our marketable securities without significantly increasing risk. As of March 31, 2015, we had cash equivalents of $12.3 million that were held in a non-interest-bearing money operating account and an institutional market fund. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term maturities of our cash equivalents and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents. To minimize the risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in institutional market funds that are comprised of U.S. Treasury and Treasury backed repos.

BUSINESS

Overview

We are a clinical-stage biotechnology company that discovers, develops and seeks to commercialize novel, hospital-based therapies capable of transforming treatment paradigms in the management of acute, life-threatening conditions. We believe EG-1962, our lead product candidate, can fundamentally improve patient outcomes and transform the management of aneurysmal subarachnoid hemorrhage, or aSAH, which is bleeding around the brain due to a ruptured brain aneurysm. A single dose of EG-1962 delivers a high concentration of nimodipine, the current standard of care, directly to the brain with sustained drug exposure over 21 days. EG-1962 utilizes our proprietary, programmable, biodegradable polymer-based development platform, or our Precisa development platform, a novel delivery mechanism that enables targeted and sustained drug exposure while potentially avoiding the dose-limiting side effects associated with currently available formulations of nimodipine. In April 2015, we completed enrollment in a Phase 1/2 clinical trial of EG-1962 in North America, which we refer to as our NEWTON trial, and met our primary and secondary endpoints of safety, tolerability, maximum tolerated dose (MTD) and pharmacokinetics. Functional outcome results from the 90-day follow-up available for patients in the first three NEWTON cohorts demonstrate that 18 of 27 (67%) of patients treated with EG-1962 experienced a favorable functional outcome versus two of nine patients (22%) of patients treated with oral nimodipine. We are in the process of further analyzing the NEWTON data and are planning a 2015 end-of-Phase 2 meeting with the FDA. We intend to initiate our Phase 3 program in the first half of 2016. In addition to EG-1962, we are using our Precisa development platform to develop additional product candidates targeting other acute, serious conditions where limited or no current therapies exist.

In the United States, approximately 35,000 patients with an average age of 52 are hospitalized in the intensive care unit, or ICU, each year for aSAH, and approximately 75% of these patients die or suffer permanent brain damage within 30 days. This results in overall inpatient charges of more than $5.0 billion per year in the United States. After the ruptured aneurysm is repaired, these patients remain at risk for multiple complications that are managed over the course of the patient’s treatment to optimize clinical outcomes. The most common and severe complications include cerebral vasospasm, or narrowing of the brain arteries, and delayed cerebral ischemia, or DCI, a catastrophic delayed complication that occurs secondary to processes including cerebral vasospasm. DCI occurs in up to 40% of patients who survive the initial hemorrhage. DCI often leads to the death of brain tissue due to insufficient blood flow to certain areas of the brain and results in a significant economic burden to the hospital due to approximately $50,000 in additional direct in-hospital per patient costs. Further, the lifetime cost of illness associated with chronically disabled patients presents a significant economic burden to the entire healthcare system.

Current treatment guidelines recommend that all aSAH patients receive nimodipine over a 21-day period either orally every four hours or intravenously. As part of their routine course of treatment, we believe nearly half of aSAH patients have an external ventricular drain, or EVD, inserted into the brain to monitor pressure and serve as a pathway to administer drugs. Nimodipine, an L-type calcium channel blocker, has been the standard of care for 25 years and has a well understood safety profile at its approved dose and route of administration. Nimodipine has been shown to improve outcomes in aSAH patients, and its mechanism of action is believed to modify several pathways contributing to unfavorable outcomes. However, the ability to administer nimodipine at optimal therapeutic levels is limited by side effects, primarily its potential to cause hypotension, or low blood pressure, which can exacerbate the complications of aSAH. EG-1962 delivers high and sustained concentrations of nimodipine directly to the site of injury in the brain in a single administration through an existing EVD while potentially avoiding these dose-limiting side effects. Since current treatment guidelines recommend that all patients receive nimodipine prophylactically after aSAH, we believe that EG-1962, if approved, can become the new standard of care for all patients who receive an EVD after aSAH.

In October 2013, we commenced the NEWTON trial, a multicenter, randomized, controlled, open label Phase 1/2 clinical trial of EG-1962. The NEWTON trial is a safety, tolerability, MTD and pharmacokinetics trial of EG-1962 compared to oral nimodipine in up to 96 patients with aSAH in up to six different dose cohorts. Patients in each cohort were randomized in a ratio of 3 to 1 to receive either single dose EG-1962 or standard of care oral nimodipine for 21 days. We are also assessing multiple exploratory endpoints, the principal exploratory endpoint being patient functional outcomes at 90 days, which we believe will be indicative of the potential efficacy of EG-1962. Twenty medical centers in North America participated in the NEWTON trial. We have completed enrollment of the NEWTON trial in North America and have successfully enrolled six 12-patient cohorts in the NEWTON trial at doses ranging from 100mg – 1200mg, of EG-1962. In June 2015, we expect to commence enrollment of patients in a European expansion cohort.

As of May 2015, safety data are available through the first three cohorts and no patients (0 of 27) experienced EG-1962 related hypotension, while 33% of patients (three of nine) treated with oral nimodipine experienced hypotension. Functional outcome results from the 90 day follow-up available for the first three NEWTON cohorts demonstrate that 67% of patients (18 of 27) treated with EG-1962 experienced a favorable functional outcome on the extended Glasgow Outcome Scale (GOSE). The GOSE is a validated 8 point scale used to assess recovery for patients who have suffered a ruptured aneurysm (1 = death, 8 = good recovery for both lower and upper extremities). A favorable outcome in the NEWTON trial protocol is defined as a GOSE score between 6 and 8 as measured 90 days after treatment. By contrast, only 22% of patients (two of nine) treated with oral nimodipine in the first three cohorts of the NEWTON trial had a favorable outcome on the GOSE.

We plan to report topline data from the NEWTON trial, including primary and secondary outcome data, along with key efficacy data for those evaluable patients in the third quarter of 2015. We expect to both announce full trial results and initiate our Phase 3 program in the first half of 2016.

We expect to initiate our Phase 3 program in the first half of 2016. Assuming positive data from our Phase 3 program, we plan to file a new drug application, or NDA, with the FDA utilizing the Section 505(b)(2) pathway. Further, given the severity of the potential complications following aSAH and the potential benefits of EG-1962, we believe EG-1962 may qualify for fast track designation and priority review by the FDA.

Since at least 50% of aSAH patients may not require an EVD, market expansion opportunities exist. We intend to explore alternative routes of administration of EG-1962, including intracisternal and lumbar administration to improve outcomes in patients with aSAH who do not receive an EVD, but remain at risk for delayed neurological complications. Intracisternal administration involves placing a single administration of EG-1962 into the basel cisterns of the brain during surgical repair of the aneurysm. Lumbar administration would entail a single administration of EG-1962 into the cerebral spinal fluid, or CSF, via a catheter in the lumbar region of the back.

If successful, we believe both intracisternal and lumbar administration, together with intraventricular administration, can establish EG-1962 as a prophylactic treatment to improve outcomes in all patients with aSAH.

We believe EG-1962 may also improve patient outcomes following moderate-to-severe traumatic brain injury, or TBI, particularly the subset of these patients who have traumatic subarachnoid hemorrhage, or tSAH. A recent study published in Lancet Neurology found that there are approximately 2.0 million to 3.5 million people annually worldwide who suffer moderate-to-severe TBI, with other studies indicating that up to 50% of these patients experience subarachnoid bleeding. We believe we can establish EG-1962 as a prophylactic treatment to improve patient outcomes for tSAH patients who receive an EVD.

We are developing our second product candidate, EG-1964, as a prophylactic treatment in the management of chronic subdural hematoma, or cSDH, to prevent recurrent bleeding on the surface of the brain. A cSDH is a liquefied hematoma that has accumulated on the surface of the brain in an area referred to as the subdural space and is often cause by minor head trauma. Following neurosurgical intervention to drain the hematoma, bleeding in the subdural space typically recurs in up to 30% of patients at which point another costly and risky surgical intervention is required. EG-1964 contains aprotinin, a pancreatic trypsin inhibitor indicated to reduce bleeding after cardiac surgery. Aprotinin works by slowing the breakdown of blood clots. By way of a single administration at the time of the initial neurosurgical intervention, we believe EG-1964 will deliver a high concentration of aprotinin directly to the subdural space with sustained drug exposure over 21 to 28 days. If approved, we expect that EG-1964 can become the standard of care as a prophylactic treatment in the management of cSDH to prevent recurrent bleeding. We intend to submit an IND for EG-1964 in 2016 and initiate a Phase 1/2 trial thereafter.

We have entered into a multi-year research and discovery collaboration with St. Michael’s Hospital which is affiliated with the University of Toronto. The collaboration focuses on discovering new therapeutic approaches to treat various acute neurological conditions, such as intracerebral hemorrhages, brain microbleeds and cavernous malformations resulting from neurovascular instability.

Our current product development strategy involves identifying hospital-based products for other acute, life-threatening conditions where limited or no current therapies exist. We then apply our scientific, clinical, and technical expertise to design targeted, small or large molecule therapeutics. Our Precisa development platform allows us to create polymer-based therapeutics capable of delivering medicines directly to the site of injury to potentially avoid serious systemic side effects often associated with oral or intravenous delivery approaches and to enable high and sustained drug exposure with only a single dose at the initial time of procedural or surgical intervention. Our approach does not require a material change in physician behavior and can result in significant pharmacoeconomic advantages, as it seeks to avoid recurrent invasive procedures, mitigate clinical complications that often result in prolonged and expensive acute hospital care, and improve patient outcomes, which could potentially decrease the likelihood of costly long-term, skilled nursing care. While we have initially applied our approach to acute neurological conditions, we intend to apply our Precisa development platform to other acute, serious conditions by targeting other organs across additional therapeutic targets, including trauma, cardiovascular disease and plastic and reconstructive surgery. We plan on initiating formulation and development activities on EG-1963, which uses our Precisa platform to reduce bleeding following surgeries outside the brain. We plan on initiating formulation and development work on EG-1963 in 2016.

We retain worldwide rights to all of our product candidates. We intend to establish targeted commercialization and marketing capabilities for our products in the United States and Canada by developing a hospital sales force of up to 50 representatives that would focus on academic medical centers and other major medical centers treating acute neurological conditions. In the United States and Canada, approximately 500 top academic medical centers treat approximately 75% of all aSAH patients. As such, we believe a small, targeted sales force could effectively cover these institutions and successfully commercialize our products, if approved. We believe a similar sized sales force would be appropriate for Europe. For commercialization outside of the United States, Canada and Europe, we expect to enter into collaborations with strategic partners.

We are led by a team of executives and directors with significant experience in drug discovery, development and commercialization. Our co-founder and CEO, Brian Leuthner, has been responsible for developing, launching and selling products in the hospital market for GlaxoWellcome plc, Johnson & Johnson, ESP Pharma, Inc. and The Medicines Company. Our other co-founder and Chief Scientific Officer, R. Loch Macdonald, is a world-renowned neurosurgeon and expert in the research and management of acute neurological conditions. Other members of our management team have held senior positions at Alpharma, Inc., Amgen Corporation, Celgene Corporation, ESP Pharma, Inc., Johnson & Johnson, MedPointe, Inc., Millennium Pharmaceuticals, Otsuka Pharmaceuticals, Purdue Pharma L.P and Schering Plough Corporation. In addition, our Chairman, Dr. Sol Barer is a co-founder and the former CEO of Celgene, and the Chairman of our Scientific Advisory Board, Dr. Robert Langer, is a world-renowned scientist and pioneer in drug-delivery-related inventions.

Our Strategy

Our vision is to become a leading global biotechnology company that discovers, develops and commercializes novel, hospital-based therapies that transform treatment paradigms in the management of acute, life-threatening neurological conditions. We intend to utilize our product development and commercial execution strategies to achieve this vision. Key elements of our execution strategy are as follows:

•	Rapidly develop our lead product candidate, EG-1962, initially to improve clinical outcomes following aSAH. In April 2015, we completed enrollment of the NEWTON trial in North America, enrolling 72 patients in six different dose cohorts with doses ranging from 100 to 1200mg. In June 2015, we expect to commence an additional 12-patient expansion cohort at two European centers located in Finland and Czech Republic who will receive 600mg EG-1962. We intend to have an end-of-Phase 2 meeting with the FDA during 2015 and to initiate our Phase 3 program in the first half of 2016. Based on discussions with the FDA, we will use the Section 505(b)(2) approval pathway. This pathway will allow us to rely, in part, on the FDA’s prior findings of the safety and effectiveness of nimodipine in the treatment of aSAH, although the FDA did not guarantee approval using this pathway.
•	Expand the development of EG-1962 for intracisternal and lumbar administration to improve outcomes in patients with aSAH. In order to deliver EG-1962 to aSAH patients that do not receive an EVD, we intend to conduct studies of intracisternal administration and of lumbar administration in 2016.

•	Develop our second product candidate, EG-1964, to prevent recurrent bleeding after treatment for cSDH. Following the completion of formulation and related preclinical studies, we intend to submit an IND for EG-1964, our aprotinin-based product candidate, in 2016 and initiate a Phase 1/2 trial for the management of cSDH thereafter.
•	Develop our third product candidate EG-1963 to prevent rebleeding following surgeries outside the brain. Following the completion of formulation and related preclinical studies, we intend to submit an IND for EG-1963 in 2016 and initiate a Phase 1/2 trial thereafter.
•	Evaluate other indications for EG-1962 such as tSAH and in therapeutic areas outside of the brain, such as ophthalmology and plastic and reconstructive surgery. We intend to explore the development of EG-1962 for the improvement of patient outcomes after subarachnoid bleeding following traumatic brain injury as well as other possible indications. We intend to begin clinical trials with EG-1962 in some of these patients populations in 2016. Published literature indicates that L-type calcium channel blockers have a broad range of potential uses in other therapeutic areas. By using EG-1962 to enable sustained delivery of an L-type calcium channel blocker to a target organ, we believe that EG-1962 can demonstrate increased safety and/or efficacy in these therapeutic areas over existing standards of care.
•	Commercialize our product candidates, including EG-1962 and EG-1964, if approved, through a targeted sales force in the United States, Canada and Europe and with potential strategic partnerships outside of these regions. We have retained the worldwide rights to all of our product candidates and intend to build a hospital-focused sales organization to market our approved products. We intend to establish targeted sales forces in the United States, Canada and in Europe for EG-1962, if approved, to sell into medical centers capable of treating acute neurological conditions. Due to the large overlap of sales force call points between EG-1962 and EG-1964, we expect to effectively market EG-1964, if approved, with only a modest increase in sales representatives.
•	Leverage our proprietary, programmable, polymer-based Precisa development platform to develop life-saving therapies in acute care areas. We intend to expand the use of our Precisa development platform in other therapeutic areas, such as neurooncology, interventional cardiology, general surgery, ophthalmology and plastic and reconstructive surgery. Depending on the specific need of the targeted therapy, these initiatives may focus on previously approved medicines, or may result from the collaboration or in-licensing and development of new chemical entities.
•	Continue to seek to maintain high barriers to entry around our product candidates and the markets in which they are utilized by using a three-layered approach. Our first layer of defense relates to patent rights. We currently have three issued U.S. patents, including composition of matter related to EG-1962, six issued foreign patents, one PCT application that will enter the national stage in September 2015, and more than 60 U.S. and foreign pending patent applications. Our second layer of defense involves manufacturing know-how and trade secrets relating to the design and manufacture of products using our Precisa development platform. Our third layer involves the difficulty a competitor may experience in proving bioequivalence. If a competitor were to attempt to prove bioequivalence, we believe the competitor would be required to conduct human clinical trials to demonstrate, for example, that direct delivery of a competitive product to the brain would have similar plasma concentrations and efficacy as EG-1962 or any of our other product candidates.

Our Product Candidates

We have used our development approach to advance product candidates for the management of acute, life-threatening conditions where limited or no current therapies exist. Our novel product candidates have the potential to target multiple indications associated with these conditions. The following table outlines our pipeline of product candidates.

EG-1962 for aSAH

EG-1962 is a polymer-based microparticle containing nimodipine developed using our Precisa development platform to improve patient outcomes following aSAH. Nimodipine, delivered via oral or intravenous routes of administration, is currently the standard of care for the management of aSAH and is believed to work by modifying several pathways contributing to unfavorable outcomes. Current treatment guidelines recommend that all aSAH patients receive nimodipine over a 21-day period within 96 hours after aneurysm rupture either orally every four hours or intravenously. However, the ability to administer oral or intravenous nimodipine at optimal therapeutic levels is limited by serious side effects, primarily hypotension, which can exacerbate the complications of aSAH. We believe that a single dose of EG-1962 has the potential to improve patient outcomes by delivering high and sustained concentrations of nimodipine over a 21-day period directly to the brain while potentially avoiding the dose-limiting side effects.

Background on aSAH

An aSAH is a brain hemorrhage after which blood from a ruptured aneurysm enters the subarachnoid space, the area between the middle and deepest protective layers of the brain. The World Health Organization and published medical literature estimates that approximately 600,000 individuals worldwide suffer an aSAH each year. In the United States, approximately 35,000 aSAH patients with an average age of 52 arrive alive at the hospital each year, and approximately 75% of these patients die or suffer permanent brain damage within 30 days. Patients with aSAH typically present with a characteristic intense, unrelenting and overwhelming headache of sudden onset. After a CT scan is performed upon arrival at the hospital, the aneurysm is repaired to prevent rebleeding, and the patient is sent to the intensive care unit for close monitoring over a 14 to 21 day period. An EVD is placed into the fluid chambers of the brain to measure and manage intracranial pressure in what we believe to be nearly a majority of all aSAH patients. These EVDs may also serve as routes of administration for drugs, including EG-1962, if approved.

After the ruptured aneurysm is repaired, patients remain at risk for multiple complications that are managed over the course of the patient’s treatment to optimize clinical outcomes. DCI is a common and serious complication following aSAH that typically occurs within days three to 14 after aneurysm rupture and is believed to be caused by cerebral vasospasm and other mechanisms. DCI occurs in up to 40% of the patients that survive the initial hemorrhage. Clinical features of DCI after aSAH mostly consist of focal neurological deficits, or a decrease in the level of consciousness, the onset of which varies. DCI is sometimes reversible, but may also progress to death of brain tissue resulting in severe disability or death. When DCI occurs after aSAH, rescue therapy is initiated and is comprised of hemodynamic management, which typically involves giving medicine to increase a patient’s blood pressure to try to push more blood into the brain, and performing angioplasty, which involves injecting drugs directly into brain arteries to dilate such arteries or inflating small balloons into the narrowed arteries to open them. To date, nimodipine is the only drug approved in the United States, Canada and Europe shown to have efficacy in reducing unfavorable functional outcomes and neurological deficits after aSAH. However, given nimodipine limitations, better pharmacological treatments are needed to improve patient outcomes.

The pictures below illustrate the typical sequence of events for the up to 40% of aSAH patients who experience DCI.

If these complications cannot be reversed during rescue therapy and DCI is not prevented, death of brain tissue results and leads to either permanent brain damage resulting in disability or death.

Current Standard of Care for aSAH

Current treatment guidelines in the United States, Canada and Europe recommend that all patients with aSAH should be administered oral or intravenous nimodipine, an L-type calcium channel blocker which is believed to block several pathways that contribute to unfavorable outcomes. The FDA approved nimodipine in the oral form of gel caps as Nimotop® in 1988. In 2013, the FDA approved Nymalize®, an oral solution of nimodipine, and granted it marketing exclusivity as a result of its orphan drug designation. Nymalize has only received regulatory approval in the United States. While not available for intravenous administration in the United States, nimodipine is currently available in oral gel caps, oral tablets and/or intravenous forms in almost every country. Due to a lack of alternative therapies, nimodipine was rapidly incorporated into treatment guidelines for aSAH. Nimodipine is indicated to improve outcomes by reducing the incidence and severity of neurological deficits following aSAH. In a meta-analysis of clinical trials, oral nimodipine demonstrated an approximately 11% absolute risk reduction in unfavorable outcomes as compared to placebo and became the standard of care.

After aSAH, nimodipine is given over a 21-day course of treatment administered orally every four hours or intravenously. However, dose levels of nimodipine delivered orally or intravenously are limited because nimodipine dilates brain arteries and other arteries throughout the rest of the body. Arterial dilation can cause adverse effects, such as hypotension, by reducing blood flow to the already-injured brain, which can exacerbate the complications of aSAH. Therefore, a significant need remains for a better, commercially viable method of providing higher and more sustained concentrations of nimodipine at the site of brain injury without causing serious systemic side effects, primarily hypotension, associated with current formulations of nimodipine.

Our Solution: EG-1962

Our lead product candidate, EG-1962, delivers nimodipine, the current standard of care for the treatment of aSAH, directly to the site of injury in the brain through a single administration with sustained drug exposure for

21 days with the goal of improving aSAH patient outcomes. We believe this targeted approach enables EG-1962 to deliver high and sustained therapeutic concentrations of nimodipine directly to the brain while maintaining low systemic nimodipine levels, thus improving patient outcomes and avoiding the serious side effects, primarily hypotension, associated with oral or intravenous nimodipine. EG-1962 will be administered in the intensive care unit by the neurosurgeon or neurointensivist via an EVD after the patient has been stabilized following an aSAH. EG-1962 is programmed to release an initial dose of the nimodipine to quickly increase concentrations at the site of brain injury prior to the onset of any complications and then to release a steady dose of nimodipine over 21 days. If approved, we believe EG-1962 can address a significant unmet medical need and can become the standard of care for treatment of aSAH in patients who receive an EVD.

Preclinical Results using EG-1962 via intraventricular administration

In a preclinical trial, aSAH was induced in 40 mongrel dogs and CSF and plasma concentrations of nimodipine were measured at various points after the dogs were administered EG-1962 or oral nimodipine. Data from the trial demonstrated that animals treated with EG-1962 administered intraventricularly had very high concentrations of nimodipine in CSF compared to animals treated with oral nimodipine (more than 1,000-fold higher). CSF nimodipine concentrations were highest after administration of EG-1962 intraventricularly on day three compared to the other days it was measured, with measureable concentrations present at day 35 in all EG-1962 groups. Despite CSF concentrations being more than 1,000-fold higher, the plasma concentration after administration of 100mg EG-1962 intraventricularly was quantitatively similar to that achieved with oral nimodipine over the 28 days measured. No animal in the EG-1962 groups experienced side effects related to EG-1962.

The below graph indicates the average concentration of nimodipine in the CSF of the eight animals after administration of oral nimodipine and intraventricular EG-1962 on each of measurement dates listed.

Early Clinical Experience

In a non-controlled dataset of six patients treated with EG-1962 from May 2012 to April 2013, 67% (four of six) that were treated with EG-1962 given through an EVD had favorable outcomes at 90 days. No adverse events related to EG-1962 were observed. Since these patients were not treated under a randomized controlled clinical trial protocol with pre-defined enrollment criteria, we will not rely on the outcome data in any future regulatory filings with the FDA. However, we would include any information related to EG-1962’s safety in any such filings.

Clinical Trials

We initiated the NEWTON trial, a multicenter, randomized, controlled, open-label Phase 1/2 trial of EG-1962, in the fourth quarter of 2013, and in April 2015 completed enrolling patients in North America. Of the total of 72 patients enrolled in the NEWTON trial, 54 patients were randomized to EG-1962 and 18 patients were randomized to oral nimodipine. We can enroll up to 96 patients in North America and Europe. The IND became effective in June 2013, and the Canadian Clinical Trial Application became effective in July 2013. We recently received approval from the European Regulatory Authorities (Czech Republic and Finland) to enroll patients in those countries.

We have completed treatment of six cohorts of 12 patients each (at doses ranging from 100 to 1200mg) in North America. We are also enrolling an additional European expansion cohort of 12 patients under a different protocol at two European centers located in Finland and Czech Republic who will receive 600mg of EG-1962. As of May 1, 2015, safety data are available through the first three cohorts, and 36 patients in cohorts 1 through 3 have completed the trial and have been evaluated at 90 days following their enrollment.

The NEWTON trial was a two-part trial in which Part one consisted of up to six different dose cohorts with 12 patients per cohort, randomized at a ratio of 3 to 1 to receive either single dose EG-1962 or a standard oral nimodipine dosing regimen for 21 days, and an optional Part two if further dose confirmation was needed. Based on the achievement of primary and secondary endpoints from Part one of the NEWTON trial, we have elected to forego Part two. The NEWTON trial compared the safety, tolerability, pharmacokinetic, MTD and a number of exploratory endpoints including vasospasm, DCI, and patient functional outcomes of EG-1962 with the standard of care, oral nimodipine. Because no dose-limiting toxicities were observed in any cohort, we increased the dose for the next cohort of patients, until a maximum tolerated dose was identified or a dose of 1200mg was achieved. As long as no dose-limiting toxicities were observed, patients continued to be enrolled into the trial. The figure below provides an overview of the trial protocol for each patient in the NEWTON trial.

The GOSE is a clinically validated scale developed from the Glasgow Outcome Scale (GOS) to define broad outcome categories for people who sustain traumatic and non-traumatic brain injuries. GOS is a global scale that rates patient status into one of five categories: Dead, Vegetative State, Severe Disability, Moderate Disability and Good Recovery. The scale focuses on how the injury has affected the functioning in major areas of life rather than on specific neurological deficits and symptoms caused by the injury. The GOSE is a revision of the GOS that refines the functional outcome assessments for severe disability, moderate disability and good recovery into upper and lower categories thereby creating an eight-point scale:

Grade	Description
1	Dead
2	Vegetative State
3	Lower Severe Disability
4	Upper Severe Disability
5	Lower Moderate Disability
6	Upper Moderate Disability
7	Lower Good Recovery
8	Upper Good Recovery

Shading indicates "Favorable Outcome"

The GOSE is generally rated by a clinician or trained research assistant who conducts an interview with the patient or caregiver from a standardized questionnaire. We define a “favorable outcome” as a GOSE score of 6-8 as measured at 90 days.

Clinical Results

The primary endpoints of the NEWTON trial of safety, tolerability, MTD were all achieved, as were the secondary endpoint of characterizing the pharmacokinetics of EG-1962.

Safety information is available through the first 3 cohorts. EG-1962 was well tolerated with only one serious adverse event reported from an observed allergic reaction in one patient following administration of EG-1962, which was immediately treated and resolved with no further complications. There have been no other cases of allergic reaction observed at higher doses of EG-1962. No patients (0 of 27) experienced EG-1962 related hypotension in the treated group, while 33% (three of nine) of patients treated with oral nimodipine experienced hypotension.

We believe the pharmacokinetic results from the completed NEWTON trial cohorts gathered to date suggest that single, intraventricular administration of EG-1962 provides high cerebral spinal fluid, or CSF, levels of nimodipine with plasma levels that do not exceed those associated with systemic hypotension. The highest average peak plasma concentration observed among patients treated with EG-1962 in the NEWTON trial remains below 30 ng/ml and therefore below plasma concentrations observed to cause systemic hypotension. In a trial published in the European Journal of Clinical Pharmacology, hypotension did not occur until plasma nimodipine concentration was greater than approximately 30 to 45 ng/ml.

We believe the pharmacokinetics data from the NEWTON trial show that the high CSF concentrations of nimodipine achieved with EG-1962 allow for more effective inhibition of calcium channels located on the smooth muscle cells within the walls of blood vessels. Nimodipine circulating in the plasma inside the blood vessel is able to access the calcium channels by crossing the blood brain barrier into the smooth muscle cells, while nimodipine circulating in the CSF is able to access the smooth muscle cells from the outer wall of the blood vessel. Once on the smooth muscle cells, nimodipine acts locally on harmful calcium-dependent mechanisms that may contribute to delayed neurological complications. We believe that because EG-1962 provides consistent steady-state plasma concentrations below those known to cause hypotension the dual-access of EG-1962 on the calcium channels may contribute to favorable patient outcomes.

As of May 1, 2015, 67% (18 of 27) of patients treated with EG-1962 in cohorts 1 to 3 (100mg, 200mg, and 400mg, respectively) of the NEWTON trial, experienced favorable outcomes (defined as GOSE scores of 6-8) at 90 days compared to 22% (two of nine) in the NEWTON trial’s active control oral nimodipine arm. The chart below summarizes the key efficacy results of the NEWTON trial.

Percentage Favorable Outcome (GOSE 6-8)
80%
70%
60%
50%
40%
30%
20%
10%
0%
67%
22%
17%
EG-1962
(Pooled Cohorts 1,2,3)
Oral Nimodipine
Historic Data

Our EG-1962 results compare favorably to both the NEWTON trial active control arm and to published historical data from other contemporary studies of severe aSAH patients treated with the current standard of care, which showed that only 17% of such patients had favorable outcomes after 90 days (defined as GOSE scores of 6-8). This historical data, published in Neurocritical Care on February 13, 2015, consisted of 151 patients who had WFNS scores of 2-4, modified Fisher scores of 2-4 with an EVD and outcomes measured by GOSE, which closely match the enrollment and evaluation criteria for our NEWTON trial.

Planned Clinical Development

The NEWTON trial has completed enrollment and has provided information on the safety, tolerability, MTD and pharmacokinetics of EG-1962 and oral nimodipine as well as information to select the dose of EG-1962 to be studied in our Phase 3 program. Rather than conduct a single arm trial, we elected to assess and compare EG-1962 in an open-label, randomized, controlled, dose-escalation trial to oral nimodipine gel caps, the standard of care for the treatment of aSAH. We expect topline data to be available for all cohorts in the third quarter of 2015. We expect to both announce full trial results and initiate our Phase 3 program in the first half of 2016.

Based upon the favorable results in the NEWTON trial, we plan to request an end-of-Phase 2 meeting with the FDA in 2015. At this meeting, we would discuss the design of our Phase 3 program with a goal of generating data sufficient to request approval of our NDA for EG-1962 for the treatment of aSAH. We intend at this meeting to propose to conduct a single Phase 3 trial of EG-1962 compared to oral nimodipine as the basis for approving our NDA. We believe the FDA may support this approach because:

•	The NDA for EG-1962 will use the Section 505(b)(2) pathway, which permits us to rely in part on the FDA’s prior findings of safety and effectiveness of oral nimodipine in the treatment of aSAH. We will have to demonstrate to the FDA’s satisfaction that the differences between EG-1962 and oral nimodipine do not alter our ability to rely on FDA’s prior findings of safety and effectiveness. We believe a single Phase 3 trial will be sufficient for that purpose.
•	Patient compliance with the current standard of care, oral nimodipine, is suboptimal because of its required six times daily dosing. We believe that a one-time, intraventricular administration of EG-1962 would address the compliance limitations with oral nimodipine gel caps.

•	The patient outcome with the current standard of care, oral nimodipine, is suboptimal and there is a substantial unmet medical need for better treatments. Approximately 75% of aSAH patients that arrive alive to the hospital die or suffer permanent brain damage within 30 days after aneurysm rupture. Published literature suggests that a substantial number of patients (up to 20%) treated with oral nimodipine experience potentially dangerous hypotension requiring dose reduction or discontinuation of therapy. In the NEWTON trial, 33% of patients in the oral nimodipine arm experienced hypotension.

Oral nimodipine gel caps were approved in 1988 and have been the standard of care for over 25 years. Accordingly, the FDA has more than 25 years of safety observations on its use to treat aSAH patients. While the FDA issued an alert, added a boxed warning, made other revisions to the prescribing information of oral nimodipine in 2006 to warn against administering oral nimodipine intravenously and approved an oral solution of nimodipine in 2013 in response to reported cases in which nimodipine formulated for oral administration was given to patients intravenously, resulting in serious adverse events, including death, because of the size of the microparticle, EG-1962 cannot be administered intravenously and must be administered through an EVD.

If the FDA supports a proposal for a single Phase 3 clinical trial during our End of Phase 2 meeting, we intend to design this trial as a multi-center, randomized, double-blind, controlled trial to demonstrate the superiority of EG-1962, administered intraventricularly, to nimodipine administered enterally as a treatment for aSAH patients; however, any determination as to whether a single Phase 3 trial will be sufficient to support the approval of our NDA for EG-1962 will be at the sole discretion of the FDA.

In May 2013, the FDA approved an oral nimodipine solution, Nymalize™, which had been granted orphan drug designation for the treatment of aSAH, and granted the oral nimodipine solution seven years of marketing exclusivity. The oral nimodipine solution obtained approval by demonstrating bioequivalence to oral nimodipine gel caps and did not conduct any safety or efficacy studies. If EG-1962 is considered by the FDA to be the same drug as the oral nimodipine solution, meaning it contains the same active moiety as Nymalize and is intended for the same use, in order for us to obtain approval of our NDA for EG-1962 for the improvement of neurological outcome in patients with aSAH during the period of exclusivity for Nymalize, we will need to demonstrate the clinical superiority of EG-1962 to the oral nimodipine solution. We intend to demonstrate that EG-1962 is clinically superior to the oral nimodipine solution by demonstrating clinical superiority over oral nimodipine gel caps in a head-to-head comparison in our Phase 3 program. To the extent the FDA disagrees that we can demonstrate the superiority of EG-1962 to the oral nimodipine solution by demonstrating the superiority of EG-1962 to oral nimodipine gel caps and requires us to include a head-to-head comparison of EG-1962 to the oral nimodipine solution, we would need to modify our planned Phase 3 program accordingly.

Regulatory Pathway

We expect to use the FDA’s Section 505(b)(2) regulatory pathway, as well as the European Medicines Agency’s, or EMA’s, hybrid application pathway, which would allow an abbreviated pathway to approval for EG-1962. Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or FD&C Act, enables an applicant to rely, in part, on the FDA’s findings of safety and efficacy for an existing product, or published literature, in support of its NDA. Section 505(b)(2) NDAs often provide an alternate regulatory pathway to FDA approval for new or improved formulations or new uses of previously approved products. Nimodipine is not chemically modified but instead, physically encapsulated in our proprietary Precisa microparticles to form a new product candidate. In minutes from a pre-IND meeting with the FDA’s Neurology Division to discuss development of EG-1962, the FDA noted that, “[a] 505(b)(2) application would be an acceptable approach at this time based on the information provided.” Although the FDA did not guarantee approval pursuant to Section 505(b)(2), based on these minutes, we believe that EG-1962 may qualify for the Section 505(b)(2) pathway, and we will be able to rely in part on the FDA’s prior preclinical and clinical findings of safety and effectiveness of oral nimodipine for the treatment of aSAH.

Commercial Strategy

Because aSAH is a major medical emergency, patients are typically referred or immediately transported to academic or major medical centers where they are treated and monitored by a neurosurgeon or neurointensivist. We believe that our strong relationships with key hospital decision makers, coupled with the fact that administration of EG-1962 does not materially alter current physician behavior or treatment protocol, will facilitate the rapid adoption and successful promotion of EG-1962. If EG-1962 is approved, we plan to build a hospital sales force of up to 50 representatives in the United States and Canada targeting the academic and major medical centers, which are highly concentrated geographically. We believe that a small and targeted sales force could cover approximately 500 accounts or approximately 75% of all aSAH patients in the United States and Canada. We believe a similar sized sales force would be appropriate for Europe. We may also selectively partner with third parties to distribute and sell our products in other regions outside the United States, Canada and Europe.

Reimbursement

Because aSAH is a major medical emergency, significant hospital resources are used to manage, treat and monitor patients, and according to a study published in Neurosurgery in 2010, the average direct cost to treat an aSAH patient is approximately $50,000 more in direct hospital costs compared to patients without complications. In the same study, those patients suffering severe complications had an average length of stay of more than six days longer than those that did not experience severe complications. Additionally, the lifetime cost of illness associated with chronically disabled patients presents a significant economic burden to the entire inpatient and long-term healthcare system. Further, we estimate that the average Medicare hospital charge in 2013 for a patient with an aSAH was about $150,000. Accordingly, we believe the pharmacoeconomic benefits of EG-1962, if approved, can further drive adoption by hospital administrators and payors and may help to justify premium pricing.

Further development of EG-1962

We intend to explore alternative routes of administration of EG-1962, including intracisternal and lumbar administration to improve outcome in patients with aSAH who do not receive an EVD, but remain at risk for delayed neurological complications. Intracisternal administration involves placing a single administration of EG-1962 into the basel cisterns of the brain during surgical repair of the aneurysm. Lumbar administration would entail a single administration of EG-1962 into the CSF via a catheter in the lumbar region of the back.

If successful, we believe both intracisternal and lumbar administration, together with intraventricular administration, can establish EG-1962 as a prophylactic treatment to improve outcomes in all patients with aSAH. We intend to begin clinical trials with EG-1962 in alternative administration approaches and indications for use in 2016.

Preclinical Results Using EG-1962 via Intracisternal Administration

In a preclinical trial, aSAH was induced in 40 mongrel dogs and CSF and plasma concentrations of nimodipine were measured at various points after the dogs were administered EG-1962 or oral nimodipine. Data from the trial demonstrated that animals treated with EG-1962 administered intracisternally had very high concentrations of nimodipine in CSF compared to animals treated with oral nimodipine (more than 1,000-fold higher). CSF nimodipine concentrations were highest after administration of EG-1962 intracisternal on day three compared to the other days it was measured, with measureable concentrations present at day 35 in all EG-1962 groups. Despite CSF concentrations being more than 1,000-fold higher, the plasma concentration after administration of 40mg and 100mg EG-1962 intracisternal were quantitatively similar to that achieved with oral nimodipine over the 28 days measured. No animal in the EG-1962 groups experienced side effects related to EG-1962.

The below graph indicates the average concentration of nimodipine in the CSF of the eight animals after administration of oral nimodipine and 40mg and 100mg intracisternal EG-1962 on each of measurement dates listed.

Early Clinical Experience Using EG-1962 Intracisternally

In a non-controlled dataset of five patients treated with EG-1962 from May 2012 to April 2013, five of five (100%) that were treated with EG-1962 given intracisternally during surgery had favorable outcomes at 90 days. No adverse events related to EG-1962 were observed. Since these patients were not treated under a randomized controlled clinical trial protocol with pre-defined enrollment criteria, we will only include any information related to EG-1962’s safety in any regulatory filings. We plan to begin clinical studies evaluating intracisternal administration of EG-1962 in 2016.

Lumbar Administration

We are in the process of evaluating our development program for lumbar administration of EG-1962 and expect to begin clinical studies in 2016.

EG-1962 for tSAH

We believe EG-1962 may also improve patient outcome following moderate-to-severe traumatic brain injury, or TBI, particularly the subset of these patients that have traumatic subarachnoid hemorrhage or tSAH. Though oral or intravenous nimodipine is not routinely given to patients with TBI, peer-reviewed research of the Cochrane Database of Systematic Reviews published in the Chinese Journal of Traumatology indicates that nimodipine might improve patient outcome after TBI, specifically those that suffer tSAH.

TBI can result from a wide variety of causes, such as falls, motor vehicle crashes, being struck by or against something, or assaults. Due to this heterogeneous patient population, the worldwide incidence of tSAH is difficult to ascertain and there have been few reliable epidemiological studies. However, in the United States, the Centers for Disease Control and Prevention estimate that approximately 200,000 patients annually are hospitalized for moderate-to-severe TBI. More recently, a study published in Lancet Neurology found that there are approximately 2.0 million to 3.5 million people worldwide that suffer moderate-to-severe TBI each year, with other studies indicating that up to 50% of these patients experience subarachnoid bleeding.

Not all damage to the brain after TBI occurs at the initial time of injury; rather, reduction of blood flow and oxygen supply to the brain can occur afterwards and cause further brain damage, which is an important cause of avoidable death or disability. For most secondary injury complications after TBI, there is a critical reduction in cerebral blood flow, which leads to loss of cellular integrity and ischemic brain damage. Currently, there is no pharmacological treatment for tSAH. According to guidelines, these patients are treated surgically to remove blood clots in the brain and are subsequently managed through standard supportive care; however, the use of nimodipine has been proposed in multiple studies for the prevention of multiple pathways that occur after TBI and cause secondary brain damage.

Bayer Pharmaceuticals funded four studies (HIT-I, II, III and IV) to evaluate the effect of oral or intravenous nimodipine on the risk of unfavorable outcomes in 1,862 patients with moderate-to-severe TBI patients including 1,037 patients with tSAH. Nimodipine did not reduce unfavorable outcomes at a statistically significant level in the overall pooled patient population. However, the effect of nimodipine in the subgroup of 460 patients with tSAH from HIT I, II and III demonstrated a significant decrease in unfavorable outcomes – 48.2% versus 57.9% (odds ratio 0.67; 95% confidence interval 0.46-0.98). Additionally, the number of patients suffering from hypotension in the nimodipine treated patients from all these three studies was significantly greater than the placebo group – 12.0% versus 7.4% (odds ratio 1.74; 95% confidence interval 1.20-2.52). Results from HIT IV were never published for peer review. The significant increase in hypotension in the nimodipine group observed in HIT I, II and III may mean that hypotension negates nimodipine’s potential beneficial effects in tSAH patients. Accordingly, given the targeted and sustained delivery of EG-1962, we believe that EG-1962 could improve tSAH patients’ outcomes without increasing the risk of hypotension.

EG-1964

Our second product candidate, EG-1964, contains aprotinin, a pancreatic trypsin inhibitor initially marketed as Trasylol®, and is being developed using our Precisa development platform for the management of chronic subdural hematoma, or cSDH, as a prophylactic treatment to prevent recurrent bleeding. By way of a single administration at the time of the first neurosurgical intervention, we believe EG-1964 can deliver a high concentration of aprotinin directly to the subdural space with sustained drug exposure over 21 to 28 days. Since there are no effective ways to determine which patients are at risk for the recurrence of SDH, we believe EG-1964, if approved, can be a prophylactic treatment for all patients with cSDH.

Background

A cSDH is a liquefied hematoma that has accumulated on the surface of the brain in an area referred to as the subdural space. It is often caused by head trauma, most commonly in patients aged 60 or older. People who are taking blood thinners or have brain atrophy, a shrinking or wasting away of brain tissue due to age or disease are at an increased risk of cSDH. The picture below illustrates the location of a subdural hematoma in the brain.

When the brain shrinks inside the skull over time, even minor head trauma can cause blood to leak into the subdural space. This results in a slow accumulation of blood over several days to weeks and, over time, the subdural hematoma expands by recurrent bleeding due to excess fibrinolysis, a mechanism that breaks down blood clots. Diagnosis is typically made by neuroimaging techniques, such as CT and MRI brain scans. Typically, the initial presentation of SDH is managed with neurosurgical intervention during which small holes are drilled in the skull to drain the liquefied hematoma from the subdural space. Rebleeding in the subdural space occurs in up to 30% of cSDH patients, which requires a repeat neurosurgical intervention and is associated with risks of serious complications, including death.

Current Standard of Care

There are no therapeutic treatments currently available that reduce the risk of recurrence of cSDH. The only treatment available is to repeat the neurosurgical procedure during which small holes are drilled in the skull to drain the liquefied hematoma from the subdural space. Some factors that have been identified as increasing the risk of recurrent bleeding include the use of anticoagulants or antiplatelet therapies and cerebral atrophy as a result of alcoholism or dementia, but none of these are highly predictive of recurrent bleeding, which occurs frequently in the absence of these factors. Therefore, if a therapeutic were approved to decrease the incidence of rebleeding, it could potentially be used in most patients as a prophylactic treatment.

Our Solution: EG-1964

EG-1964, which utilizes our Precisa development platform containing aprotinin, is being developed for the management of cSDH as a prophylactic treatment to prevent recurrent bleeding. EG-1964, which we are currently considering formulating as a polymer-based filament, is intended to be administered by neurosurgeons to deliver a sustained dose of aprotinin over 21 to 28 days directly to the site of the SDH. Our development strategy leverages aprotinin’s established efficacy as a clotting agent and its prior approval by the FDA and other regulatory authorities worldwide to create a potentially more effective and convenient product. If EG-1964 is shown to be safe in preclinical trials, we intend to submit an IND for EG-1964 in 2016, and, if accepted, we plan to initiate a Phase 1/2 trial for the management of cSDH thereafter.

Aprotinin is a pancreatic trypsin inhibitor approved by the FDA in 1993 to prevent rebleeding and reduce the need for blood transfusions following cardiac bypass surgery. Plasminogen, a naturally produced enzyme, breaks down blood clots. Aprotinin, by inhibiting plasminogen, preserves the ability for blood to clot, thereby limiting recurrent bleeding. In clinical trials, aprotinin reduced the percentage of patients requiring blood transfusions after cardiac surgery because of excessive bleeding by approximately 40%. By 2000, aprotinin became the standard of care to prevent excessive bleeding in cardiac surgery. However, use of aprotinin administered intravenously is now limited in surgery due to the serious side effects resulting from clotting outside of the targeted area.

We believe that delivery of aprotinin directly at the site of the brain injury would mitigate the potential increased risk associated with the use of systemic aprotinin. Though initially approved for use after cardiac surgery and then other surgical procedures, we believe aprotinin’s mechanism of action would be effective to reduce or prevent bleeding after cSDH.

Clinical Development

Our overall objective for EG-1964 is to establish it as an effective and safe treatment for preventing recurrence of cSDH. There is no current animal model to evaluate treatment to prevent cSDH. Through preclinical studies, we intend to select a potential starting dose of aprotinin for EG-1964 and to program the polymer containing the aprotinin. After such studies, EG-1964 could potentially move directly into toxicology studies followed by a planned IND submission in 2016. We expect to initiate a Phase 1/2 trial of EG-1964 thereafter.

Commercial Strategy

Patients suffering from cSDH are typically treated in academic or major medical centers where they are monitored or managed by a neurosurgeon or neurointensivist. We believe that our strong relationships with key hospital decision makers will facilitate the rapid adoption and successful promotion of EG-1964, if approved. We anticipate a large overlap in our salesforce call points between EG-1962 and EG-1964, therefore, we plan to increase the size of our sales force only modestly. We may selectively partner with third parties to distribute and sell our products in regions outside of the United States, Canada and Europe.

Reimbursement

Bleeding in the subdural space typically recurs in up to 30% of patients and requires another surgical intervention, which is associated with risks of serious complications, including death, thereby increasing hospitalization costs. According to an article in the Journal of Neurosurgery in 2011, the cost of treatment for a subdural hematoma is approximately $50,000 per patient. If approved, we believe the pharmacoeconomic benefits of EG-1964 can drive adoption by hospital administrators and payors and may help to justify premium pricing.

Our Precisa Development Platform

Precisa is our proprietary, programmable, biodegradable polymer-based development platform. Precisa’s proprietary nature stems from the use of our microparticle technology, know-how and trade secrets and those of our contract manufacturers. Precisa is programmable in that it allows us to systematically vary the physical and chemical properties of formulations, such as particle size and surface properties, as well as the type and mix of polymers in the formulation, in order to obtain the desired release kinetics of a specified therapeutic. For example, our technology, know-how and trade secrets, combined with technology, know-how and trade secrets, to which we have a license from our contract manufacturers, has resulted in the development of EG-1962, a formulation that utilizes biodegradable lactide-glycolide microparticles to deliver a desired dose of nimodipine to the brain to improve patient outcomes following aSAH.

Precisa allows us to create polymer-based therapeutics capable of delivering therapeutics directly the site of injury to potentially avoid serious systemic side effects often associated with oral or intravenous delivery and to enable high and sustained drug exposure with only a single dose at the initial time of procedural or surgical intervention.

Rational Design. Once we have identified an unmet clinical condition and identified several therapeutics that may have activity against this condition, we engineer multiple types of polymer-based formulations and systematically vary physical and chemical properties, such as particle size, surface properties, dose level and release profile, using an established process. We program Precisa to achieve an initial and sustained release rate with effective targeting (based on form) for a particular administration given the organ or tissue target. We believe that this development platform allows us to advance a new product candidate from concept to preclinical testing in an expedited manner.

Targeted Delivery. We use Precisa to design our product candidates based on specific physical and chemical properties (size, shape, surface area) that allow for one-time administration at or near the targeted injured organ, vessel or cell. The diagram below depicts the specific form of Precisa microparticles containing nimodipine (EG-1962) that are approximately 70 microns in diameter, which is small enough to allow easy administration through a brain catheter, yet large enough to prevent macrophages from carrying the microparticles away from the site of injury.

The image below depicts a polymer-based filament, which is the shape we are currently considering for EG-1964.

Controlled and sustained drug exposure. We program Precisa with a specific blend of polymers in order to obtain the desired release profile of the selected therapeutic. This is accomplished by immersing the specified therapeutic in a matrix of clinically-validated, biodegradable and biocompatible polymers. The foundation of Precisa is poly (DL-Lactic-co-glycolide), or PLGA, the polymer in dissolvable sutures that has been used since the 1970’s. PLGA is biodegradable, has minimal toxicity in humans, even when used intracranially, and it is one of the few matrix delivery systems where drug release can be sustained over weeks. Upon administration, the therapeutic agent that is on the surface of the polymer is immediately released to provide high initial concentrations of such therapeutic agent. Subsequently, the therapeutic agent dispersed throughout the microparticle begins to diffuse through the polymer-based matrix and the polymer breaks down into lactic acid, a compound naturally found in the body, in order to deliver the therapeutic with the desired release profile.

Selection of Therapeutic

We can use our Precisa development platform to incorporate therapeutics with a wide range of physicochemical properties such as small molecules and proteins. We have demonstrated in preclinical and clinical studies that nimodipine, an L-type calcium channel blocker, manufactured into a polymer-based microparticle, provided differentiated pharmacokinetics. We are also using our Precisa development platform to formulate our second product candidate, EG-1964, which contains aprotinin, an FDA-approved pancreatic trypsin inhibitor.

Our third product candidate, EG-1963 is being formulated to reduce bleeding complications during and after complex surgical procedures often associated with large surface-area bleeding such as cardiac, liver, orthopedic or trauma surgery. EG-1963 employs Precisa technology for controlled delivery of antifibrinolytic agents in a pliable, surface-conforming product. We believe Precisa technology and the product design provide several advantages over currently available anti-hemorrhage products. First, EG-1963 is designed to stay in place at the site of application so as not to wash or be drained away if the site is irrigated or subject to drainage. Second, EG-1963 provides a large dose of antifibrinolytic drug to stop bleeding immediately after application which is critical, and it provides a sustained release of drug during the 24 to 48 hour post-operative period when re-bleeding complications are most likely to develop. Finally, EG-1963 delivers high concentrations of antifibrinolytic directly and locally at the site of bleeding while reducing systemic exposure to active drug and thereby reducing the risk of common side-effects associated with antifibrinolytic agents such as heart attack, stroke, seizure, blood clots, or kidney damage. We believe reducing prolonged perioperative bleeding or re-bleeding would have many benefits including greater operating room efficiency, less use of surgical drains, reduced risk of infection, and possibly decreased need for blood product transfusions.

Discovery Program

In November 2014, we entered into a multi-year research and discovery collaboration with St. Michael’s Hospital which is affiliated with the University of Toronto. The collaboration focuses on the discovery of new therapeutic approaches to treat various acute neurological conditions resulting from neurovascular instability and provides us with an option to negotiate a license on any intellectual property resulting from the collaboration. The Zebrafish Centre for Advanced Drug Discovery, or the ZCADD, a unit of St. Michael’s hospital, is one of the most advanced facilities in the world for high throughput drug screening. The ZCADD has initially screened

727 drug compounds, of which it has identified 8 chemical compounds in 5 drug classes which have shown activity in validated models of intracerebral hemorrhage and brain microbleeds, both of which we believe are areas of high unmet need in the acute care setting. The ZCADD allows for rapid screening of libraries of compounds for therapeutic activity, and could identify lead candidates for optimization into our early stage pipeline. Under the research collaboration, we also plan on screening up to approximately 2,000 additional drug compounds and expanding the scope of research into other neurological diseases such as cavernous malformations and mild brain injury.

Intellectual Property

The protection of our product candidates, our manufacturing methods, delivery systems and patient treatment protocols, and associated know-how are important to our business. We have sought patent protection in the United States and internationally relating to EG-1962, our lead product candidate, a microparticulate formulation of nimodipine, EG-1964, which utilizes our Precisa development platform containing aprotinin, and for our other product candidates and other inventions, where available and when appropriate. Our policy is to seek, maintain and defend patent rights, whether developed internally or in-licensed, to protect technologies and improvements important to our business, and to protect trade secrets that may be important to our business.

Our commercial success will depend in part upon obtaining and maintaining patent and trade secret protection for our current and future product candidates, including components of our proprietary formulations, methods of manufacturing our product candidates, delivery systems, and methods of treating patients with our product candidates, as well as successfully defending our patent rights against third-party challenges. Our ability to prevent or stop third parties from making, using, selling, offering to sell or importing our product candidates will depend in part upon whether we have valid and enforceable patent rights that cover the activities of third parties.

Patent Rights

We have been building and will continue to build our patent portfolio. Where possible, we pursue multi-tiered patent protection for our product candidates and their manufacture, delivery and use. In addition to filing and prosecuting patent applications in the United States, we file counterpart patent applications in various countries and regions where we think such foreign filing is likely to be cost-effective.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. PTO in granting a patent. However, the term of a United States patent may be shortened, if a patent is terminally disclaimed by its owner, over another patent.

EG-1962 (Precisa development platform containing nimodipine)

We have used our Precisa development platform, in collaboration with Evonik, to develop pharmaceutical compositions that contain particular polymorphic forms of nimodipine. Based on the collaboration, we co-own together with Evonik one issued U.S. patent claiming a process for producing microparticles encapsulating a particular polymorphic form of nimodipine, a semisolid delivery system containing microparticles comprising the particular polymorphic form of nimodipine, and to a method of treating a cerebral artery in a subarachnoid space at risk of interruption due to a brain injury using such a delivery system. This patent is expected to expire in 2033 if all maintenance fees are paid. We also co-own with Evonik a pending U.S. patent application and patent applications pending in Australia, Canada, China, Europe, Hong Kong, India, Japan, Korea, New Zealand, Israel, Singapore, the United Kingdom, Brazil and Russia relating to these technologies. The issued U.S. patent covers the microparticulate formulation used in the NEWTON trial. Evonik, as successor to SurModics license, has granted us an exclusive, field-restricted, worldwide, royalty-bearing license under its patent rights together with enforcement rights against infringers pursuant to the SurModics license in the co-owned patent rights. The license agreement is discussed in more detail below.

We also have one issued U.S. patent (expected to expire in 2029 if all maintenance fees are paid) directed to a method of treating a cerebral vasospasm in a human by administering a pharmaceutical composition via surgical injection into the subarachnoid space in a cistern closest to a cerebral artery at risk for vasospasm. We also have a pending application in the United States where we are pursuing claims directed to a microparticulate sustained release composition for treating a cerebral artery at risk of vasospasm in the subarachnoid space of a brain. We are also seeking or have already been granted patent protection in numerous countries and regions including, among others, Australia (patent granted), Canada, China, Europe, Israel (patent granted), Hong Kong, Japan (patent granted), Korea, Singapore (patent granted) and New Zealand (two patents granted).

We have a U.S. patent application directed to a multiparticulate delivery system for treating a delayed complication associated with brain injury where the brain injury includes interruption of at least one cerebral artery. We also have a U.S. patent application directed to a method of treating a cerebral artery in the subarachnoid space of a human at risk of interruption due to a brain injury by administering locally a microparticulate composition into a cerebral ventricle. Both U.S. patent applications, if issued, are expected to expire in 2028 if all maintenance fees are paid. We are also seeking patent protection for these inventions in numerous countries and regions including, among others, Australia, Brazil, Canada, China, Europe, Israel, Singapore, Japan, Korea, New Zealand, and Russia.

We have a U.S. patent application directed to a method for treating a cerebral artery at risk of interruption due to a subarachnoid hemorrhage in a human by administering intracisternally, intraventricularly, or intrathecally, a sustained release microparticulate composition having particular release kinetics of the therapeutic agent disposed in the composition. The U.S. patent application, if issued, is expected to expire in 2028 if all maintenance fees are paid. The 30-month date for the corresponding PCT application to enter the national stage is September 2015. We plan to file additional patent applications in other countries and regions at the appropriate time.

EG-1964 (Precisa development platform containing aprotinin) and Other Product Candidates

With respect to both EG-1964 and our other development efforts, we have one issued U.S. patent (scheduled to expire in 2028 if all maintenance fees are paid) directed to a method of treating hematoma expansion or recurrent bleeding resulting from a hemorrhagic condition (e.g., a chronic subdural hematoma) by administering a pharmaceutical composition comprising an anti-fibrinolytic agent (e.g., aprotinin). We also have a pending patent application in the United States where we are pursuing claims to a pharmaceutical composition containing an anti-fibrinolytic agent. We are also seeking patent protection in numerous countries and regions including, among others, Australia (patent granted), Brazil, Canada, China, Europe, Israel, Japan, Korea, Singapore, New Zealand and Russia.

It is possible that pharmaceutical and biotechnology companies and academic institutions are developing products that will compete with us, and they may be filing patent applications potentially relevant to our business. Despite our efforts, we cannot guarantee that our product candidates will be free of claims by third party intellectual property holders. Even when a third party patent is identified, we may conclude that we do not infringe the patent or that the patent is invalid. If the third party patent owner disagrees with our assessment patent litigation may be initiated against us. Alternatively, we may initiate litigation in an attempt to have a court declare the patent invalid or non-infringed by our activity. In either case, patent litigation is costly and time-consuming, and the outcome is uncertain. The outcome of patent litigation is subject to uncertainties that cannot be quantified in advance, for example, the credibility of expert witnesses. In the event of an adverse outcome against us, we could be prevented from commercializing one or more of our product candidates or using certain aspects of our Precisa development platform, which could have a material adverse effect on our business.

To protect our competitive position, it may be necessary to enforce our patent rights through litigation against infringing third parties. Enforcement of our own patent rights has the same uncertainties noted above. However, litigation involving our patents carries the additional risk that one or more of our patents will be held invalid and/or unenforceable. Such an adverse outcome could permit third parties to commercialize our products or use our technology platform, and then compete directly against us, without making any payments to us.

Trade Secrets

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. For example, for some aspects of our proprietary technology, trade secret protection is more appropriate than patent protection. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary technologies, for example, our manufacturing processes, via, among other things, confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, and commercial partners. We also seek to preserve the confidentiality of our trade secrets and know-how by implementing and maintaining security of our premises and information, and limiting access to our trade secrets and know-how.

License Agreement with Evonik

In October 2010, we entered into a license agreement with Surmodics Pharmaceuticals, Inc., the predecessor to Evonik. Under this license agreement, we have an exclusive, worldwide, sublicensable and royalty-bearing license under certain Evonik patent rights (including patent rights jointly owned with Edge) and know-how to develop, make, use and sell one or more specified active agents, including nimodipine, in a proprietary polymer-based formulation for intracranial delivery to prevent or treat delayed complications following intracranial hemorrhage.

Under the terms of the license agreement, we paid to Evonik an initial upfront license payment and are obligated to pay up to $14.5 million in milestone payments upon achievement of certain development, regulatory and commercial milestone events for each licensed product using microparticles containing nimodipine, nicardipine and two different endothelin antagonists. In addition, we are obligated to pay a single-digit percentage on net sales of such licensed products, subject to reduction for certain specified circumstances. Our royalty obligations for each licensed product will continue, on a country by country basis, for the longer of twelve years from the first commercial sale of the licensed product or the period of time during which the manufacture, use or sale of the licensed product is covered by a valid claim of a licensed Evonik patent. In addition, we agreed to pay Evonik 15% of any consideration received from a sublicense of the licensed Evonik intellectual property rights, which does not include any royalties on sales, funds received for research and development or proceeds from any equity or debt investment.

We are obligated to use commercially reasonable efforts to develop and obtain regulatory approvals to market each licensed product in major markets throughout the world and to maximize net sales after receipt of such approvals, as well as to achieve certain specified development, regulatory and commercial milestones. Evonik has the right of first negotiation to manufacture Phase 3 clinical trial materials and commercial supply of licensed products. The term of the license agreement will continue until the expiration of our obligation to pay royalties to Evonik. Either party may terminate the license agreement due to material breach by the other party. We may terminate the license agreement for any reason by giving Evonik 90 days prior written notice of termination. Evonik may terminate the license agreement or convert it to a non-exclusive license, in either case upon giving us written notice, if we fail to use commercially reasonable efforts to hit certain specified development, regulatory and commercial milestones.

Manufacturing

Product candidates using our Precisa development platform are manufactured using a readily-scalable, single-step emulsion process with well-defined and reproducible operations. We do not own or operate cGMP compliant manufacturing facilities for the production of any of our product candidates and we do not have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party manufacturers to produce the amounts of our product candidates necessary for our preclinical research and clinical trials. As part of the manufacture and design process for our product candidates, we rely on internal, scientific and manufacturing know-how and trade secrets and the know-how and trade secrets of third-party manufacturers. We do not have contractual relationships for the production of commercial supplies of any of our product candidates. We currently employ internal resources to manage our manufacturing contractors.

Commercial Scale-Up

In October, 2010, we entered into a licensing agreement with SurModics, now Evonik, to manufacture nimodipine microparticles, which provides us with an exclusive, worldwide license to access Evonik’s proprietary manufacturing processes as well as access to technical, and manufacturing expertise at Evonik’s cGMP facility in Birmingham, Alabama. Evonik has successfully manufactured multiple batches of EG-1962 to support our Phase 1/2 clinical trial for EG-1962 under cGMP conditions. In March 2015, we engaged a third party to conduct certain feasibility studies regarding the manufacture of nimodipine microparticles for our planned Phase 3 program. The raw materials needed to produce EG-1962 on a commercial scale and for our other products are commonly used excipients that are available from various suppliers.

Competition

Generally, our industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition and potential competition from a number of sources, including pharmaceutical and biotechnology companies, drug delivery companies and academic and research institutions. Many of our potential competitors have substantially greater financial, technical and human resources than we do, as well as more experience in the development of product candidates, obtaining FDA and other regulatory approvals of products, and the commercialization of those products. Consequently, our competitors may develop products for the treatment of indications we are pursuing or may pursue in the future, and such competitors' products may be more effective, better tolerated and less costly than our product candidates. Our competitors may also be more successful in manufacturing and marketing their products than we are. We will also face competition in recruiting and retaining qualified personnel and establishing clinical trial sites and patient enrollment in clinical trials.

There is limited competition or product candidates under development to improve patient outcomes after aSAH in the current marketplace. In the United States, only oral forms (gel caps or solution) of nimodipine are available. In May 2013, Nymalize from Arbor Pharmaceuticals, LLC was approved by the FDA. We do not view this as a competitive product and anticipate usage only in patients who are unable to swallow oral gel caps.

In the United States, sodium nitrite has been tested by Hope Pharmaceuticals, Inc. in a Phase 1/2 trial in 18 patients, but we believe it has the same systemic side effects of other vasodilators. In Europe, only intravenous and oral forms of nimodipine are available. In Japan and some parts of Asia, fasudil (Eril) and ozagrel (a thromboxane synthetase inhibitor) are available.

In Japan, nicardipine implanted pellets were used at one institution. The pellets were compounded in the pharmacy, as there are no commercial manufacturing capabilities available to our knowledge. Further, the pellets must be implanted into the brain during a surgical operation, which now represents approximately 35% of all procedures to repair aneurysms at most academic centers. We are aware that BDS Pharma, GmbH is pursuing patent protection in the United States for nicardipine PLGA-pellets (Rods) for cisternal delivery but we are unaware of any clinical trials that have been initiated using such nicardipine PLGA-pellets. Additionally, in March 2015, the results of animal studies using nimodipine Silica pellets were published from Finland. Again, the nimodipine Silica pellets must be implanted into the basel cisterns during surgery. Delsitech & Orion conducted and funded the study. We do not view these as competitive products to intracisternal EG-1962 and if approved by regulatory agencies, only anticipate usage, if any, in patients who undergo surgery to repair their aneurysm.

Brain surgery in moderate-to-severe TBI patients is even less common. Statins are being evaluated and results of clinical trials are unclear, but we view statins as a potential complementary product, if they become available. In addition, multiple therapies in combination with nimodipine have been evaluated for the treatment of aSAH in clinical studies without success.

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the U.S. Food and Drug Administration, or the FDA. The Federal Food, Drug, and Cosmetic Act, or the FD&C Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, or NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Pharmaceutical product development for a new product or certain changes to an approved product in the U.S. typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practice, or GLP, requirements. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials generally involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, requirements, which are a collection of FDA and international standards meant to protect the rights, health and safety of patients and to define the roles of clinical trial sponsors, administrators, and monitors, as well as ensure trial data integrity; and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may place a clinical hold or order the temporary or permanent discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. The IRB oversees the ethical and medical implications of patient rights, health and safety at each clinical trial investigation site. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, such as adhering to the trial protocol, or may impose other conditions in order to allow a clinical trial to continue.

Section 505(b)(1) NDAs

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human patients or patients, the drug is tested to determine the metabolism and pharmacological actions of the drug in humans, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study, dosage tolerance, and optimum dosage, and to identify short-term side effects and risks associated with the drug. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 programs are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases FDA requires two adequate and well controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 program with other confirmatory evidence may be sufficient in rare instances where the trial is a large multicenter trial demonstrating internal consistency, robust data and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

NDAs are submitted under Section 505(b)(1) when a sponsor relies on its own data or data to which the sponsor has a right of reference. Typically, Section 505(b)(1) NDAs are submitted for new molecular entities, but they can be submitted for other new drug products as well.

Section 505(b)(2) NDAs

Section 505(b)(2) of the FD&C Act enables the applicant to rely, in part, on FDA’s findings of safety and effectiveness in approving a similar product or published literature in support of its application. A Section 505(b)(2) NDA is one that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference.

Section 505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. If the Section 505(b)(2) applicant can establish that reliance on FDA’s previous approval is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all, or some, of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would, as described below. Thus approval of a Section 505(b)(2) NDA can be delayed until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification that the listed patent is invalid or not infringed and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Both Section 505(b)(1) NDAs and Section 505(b)(2) NDAs

After completion of the required formulation development and preclinical and clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the U.S. The NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2,335,000, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently exceeding $110,000 per product and $569,000 per establishment. These fees are typically increased annually. The application fee can be waived in limited circumstances, including if a drug is designated as an orphan drug or if the applicant is a small business (defined as the entity and any affiliates having less than 500 employees) submitting its first NDA.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of new drug applications. Most such applications for standard review drug products are reviewed within ten to twelve months; most applications for priority review drugs are reviewed in six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists. The review process may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee − typically a panel that includes clinicians and other experts − for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless cGMP compliance of the manufacturing facilities is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After FDA evaluates the information submitted in the NDA and the cGMP operations of the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. If the FDA is not satisfied with the information, the FDA can issue a non-approval letter or a second complete response letter.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU, which are the most extensive elements of a REMS program. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Fast Track Designation and Accelerated Approval

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition for which there is no effective treatment and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biological may request the FDA to designate the drug or biologic as a Fast Track product at any time during the clinical development of the product, and FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

Under the Fast Track program and FDA’s accelerated approval regulations, FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical trials sometimes referred to as Phase 4 trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by FDA.

In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with FDA, FDA may initiate review of sections of a Fast Track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the Fast Track designation may be withdrawn by FDA if FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Breakthrough Designation

The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FD&C Act to require FDA to expedite the development and review of a breakthrough therapy. A drug or biological product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug or biological product be designated as a breakthrough therapy at any time during the clinical development of the product, and FDA must determine if the drug candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather nonclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. If at any time the FDA becomes aware of new information regarding the safety of an approved product, the FDA may issue an early public safety alert that makes initial recommendations in light of the new information until the FDA fully evaluates the information and makes final conclusions and recommendations. The FDA may also require manufacturers to change product labeling to address the new safety concerns.

In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMP after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

The Hatch-Waxman Amendments to the FD&C Act

Orange Book Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Patent Term Extension and Marketing Exclusivity

Under the Hatch-Waxman Amendments, a portion of a product’s U.S. patent term that was lost during clinical development and regulatory review by the FDA may be restored. The Hatch-Waxman Amendments also provide for a statutory protection, known as non-patent exclusivity, against the FDA’s acceptance or approval of certain competitor applications.

After NDA approval, owners of relevant drug patents may apply for up to a five year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase - the time between IND application and NDA submission – and all of the review phase – the time between NDA submission and approval up to a maximum of five years. The time can be shortened if FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the United States Patent and Trademark Office must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted. Only one patent applicable to an approved drug is eligible for the extension and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Market exclusivity provisions under the FD&C Act also can delay the submission or the approval of certain applications. The FD&C Act provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a Section 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FD&C Act also provides three years of marketing exclusivity for an NDA, Section 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition – generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product to the product with orphan drug exclusivity through a demonstration of superior safety, superior efficacy, or a major contribution to patient care. In addition, if a company seeks orphan drug designation for a drug for which the active moiety has already been approved for the orphan indication at issue, the FDA will not designate the same drug as an orphan drug unless the company articulates a plausible hypothesis of the clinical superiority of its drug to the approved drug. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

Pediatric Information

Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. Recently, FDASIA amended the FD&C Act to require that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. The initial PSP must include an outline of the pediatric trial or studies that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs.

The Best Pharmaceuticals for Children Act, or BPCA, amended the FD&C Act to provide NDA holders a six-month extension of any exclusivity—patent or non-patent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies as outlined in the FD&C Act, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we obtain regulatory approval. In the United States, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. By way of example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Healthcare Reform Law, contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval of our products, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;
•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;
•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	the federal transparency laws, including the federal Physician Payment Sunshine Act, that requires drug manufacturers to disclose payments and other transfers of value provided to physicians and teaching hospitals;
•	HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and
•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The Healthcare Reform Law broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a-7b. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Healthcare Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits anyone from, among other things, knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including biological products, that are false or fraudulent. Although we would not submit claims directly to payers, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. For example, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

Patient Protection and Affordable Health Care Act

In March 2010, the Healthcare Reform Law was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. Among the provisions of PPACA of greatest importance to the pharmaceutical industry are the following:

•	The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Effective in 2010, PPACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs and biologic agents from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Healthcare Reform Law also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization as of 2010 and by expanding the population potentially eligible for Medicaid drug benefits, to be phased-in by 2014. The Centers for Medicare & Medicaid Services, or CMS, have proposed to expand Medicaid rebate liability to the territories of the United States as well. In addition, the Healthcare Reform Law provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact our sales.

•	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. Effective in 2010, the Healthcare Reform Law expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.
•	Effective in 2011, the Healthcare Reform Law imposed a requirement on manufacturers of branded drugs and biologic agents to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., “donut hole”).
•	Effective in 2011, the Healthcare Reform Law imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.
•	The Healthcare Reform Law required pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers were required to begin tracking this information in 2013 and to report this information to CMS on an annual basis beginning in 2014. The reported information was publicly available in a searchable format on a CMS website in September 2014 and will be made publicly available on an annual basis.
•	As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to PPACA to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.
•	The Healthcare Reform Law created the Independent Payment Advisory Board which, beginning in 2014, will have authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.
•	The Healthcare Reform Law established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

European Union Drug Review Approval

In the European Economic Area, of EEA (which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations: the Community MA, which is issued by the European Commission through the Centralized Procedure based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, a body of the EMA, and which is valid throughout the entire territory of the EEA; and the National MA, which is issued by the competent authorities of the Member States of the EEA and only authorized marketing in that Member State’s national territory and not the EEA as a whole.

The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or for products which are in the interest of public health in the EU. The National MA is for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member state, or RMS. If the RMS proposes to authorize the product, and the other Member States do not raise objections, the product is granted a national MA in all the Member States where the authorization was sought. Before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

In European Union member states, nimodipine has been approved for administration orally in tablet form and intravenously by injection. Since EG-1962 proposes a new dosage form of nimodipine that has a different strength and a different route of administration, if it is granted an orphan designation in Europe, it will be eligible to be submitted either as a hybrid application under Article 10(3) of Directive 2001/83/EC, or a mixed application under Article 8(3) of Directive 2001/83/EC. Both mixed and hybrid applications are eligible for 10 years of market exclusivity. The hybrid pathway is available for product candidates (i) that do not fall under the strict definition of a generic medicinal product, (ii) whose bioequivalence to the reference product cannot be demonstrated through bioavailability studies, or (iii) whose active substances, therapeutic indications, strength, pharmaceutical form or route of administration, differs from that of the reference product. Hybrid applications may rely in part on the results of preclinical tests and clinical trials contained in the authorization dossier of the reference product, which will however need to be supplemented with additional data.

Employees

As of April 1, 2015 we had 17 employees, of whom three held Ph.D. degrees, one held an M.D. degree and one held a D.O. degree. We have no collective bargaining agreements with our employees and have not experienced any work stoppages. We believe that relations with our employees are good.

Facilities

Our corporate headquarters and research facilities are located in Berkeley Heights, New Jersey, where we lease an aggregate of approximately 8,100 square feet of office and laboratory space pursuant to a lease agreement, the terms of which expires in March 2019.

We believe that our existing facilities are adequate for our near-term needs. When our leases expire, we may exercise renewal options or look for additional or alternate space for our operations. We believe that suitable additional or alternative space would be available if required in the future on commercially reasonable terms.

Legal Proceedings

There is no litigation currently pending or threatened against us or any of our officers or directors in their capacity as such.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages, as of May 15, 2015:

Name	Age	Position(s)
Brian A. Leuthner	50	President, Chief Executive Officer and Director
R. Loch Macdonald, M.D., Ph.D.	53	Chief Scientific Officer and Director
Albert N. Marchio, II	62	Chief Accounting and Operations Officer
Andrew J. Einhorn	55	Chief Financial Officer
Herbert J. Faleck, D.O.	62	Chief Medical Officer
Sol Barer, Ph.D.	68	Chairman of the Board of Directors
Isaac Blech	65	Vice Chairman of the Board of Directors
Kurt Conti	52	Director
James Loughlin	72	Director
Robert Spiegel, M.D.	64	Director
Anders D. Hove, M.D.	49	Director
James I. Healy, M.D., Ph.D.	50	Director

Executive Officers

Brian A. Leuthner

Mr. Leuthner, one of our co-founders, has been our President and CEO since our inception in January 2009 and has also served on our board of directors since inception. He has more than 25 years of experience in the hospital acute care marketplace, with a specific expertise in critical care and neurocritical care. Prior to founding our company, Mr. Leuthner was the CEO of Fontus Pharmaceuticals, Inc. from 2007 to 2008, the Senior Head of Marketing for The Medicines Company (NASDAQ: MDCO) from 2005 to 2007 and the Director of Market Development for ESP Pharma, Inc. from 2003 to 2005. He also held marketing and sales positions of significant responsibility at Burroughs Wellcome and Company, Glaxo Wellcome plc and Johnson & Johnson (NYSE: JNJ). Mr. Leuthner received his B.S. and M.B.A. degrees from the University of North Carolina at Chapel Hill.

Our board of directors believes Mr. Leuthner’s perspective and experience as our President and CEO, as well as his depth of operating and senior management experience in our industry and educational background, provide him with the qualifications and abilities to serve as a director.

R. Loch Macdonald, M.D., Ph.D.

Dr. Macdonald, one of our co-founders, has served on our board of directors and as our Chief Scientific Officer since inception. Dr. Macdonald is a scientist, researcher and neurosurgeon and a recognized expert on brain hemorrhage, including DCI. For the past 20 years, his research interest has focused on improving patient outcome after brain hemorrhage, with a specific focus on developing a cure for cerebral vasospasm and DCI. Since 2007, he has served as Keenan Endowed Chair, Head, Division of Neurosurgery at St. Michael’s Hospital and Professor of Neurosurgery at the University of Toronto. Prior to St. Michael’s Hospital, he was Professor of Surgery and Radiation & Cellular Oncology at the University Of Chicago Medical Center. Dr. Macdonald holds an M.D. from the University of British Columbia and a Ph.D. in Experimental Surgery from the University of Alberta. He completed his Neurosurgery residency at the University of Toronto.

Our board of directors believes Dr. Macdonald’s experience in the field of neurosurgery, as well as his expertise in the area of brain hemorrhage, provide him with the qualifications and skills to serve as a director.

Albert N. Marchio, II

Mr. Marchio has served as our Chief Accounting and Operations Officer since March 2014 and prior to that, served as our Chief Financial Officer since December 2011. Mr. Marchio has more than 20 years of experience in the pharmaceutical industry. Prior to joining as our Chief Financial Officer, Mr. Marchio was a Managing Operating Partner with Three Fields Capital, a multi-strategy healthcare focused investment firm and provided consulting services to life science companies through Rockabye Valley Consulting from January 2009 to May 2013. Previously, Mr. Marchio served as the Executive Vice President, Chief Financial Officer of Informed Medical Communications from February 2008 to October 2009, and as the Vice President, Treasurer of MedPointe Pharmaceuticals from 2006 to January 2008. He began his career in life sciences as the Vice President, Treasurer of Alpharma, Inc. from 1992 to 2005. Mr. Marchio holds a B.A. in Economics from Muhlenberg College, an M.B.A. in Professional Accounting from Rutgers Graduate School of Business and a Post-M.B.A. Certificate in Taxation from Bernard Baruch College of the City University of New York.

Andrew J. Einhorn

Mr. Einhorn has been our Chief Financial Officer since March 2014 and prior to that, served as our Executive Vice President, Corporate Development since May 2013. Mr. Einhorn has more than 10 years of experience in the pharmaceutical industry. Prior to joining us, Mr. Einhorn served as Chief Financial Officer at Myos Corporation (NASDAQ: MYOSD) from October 2012 to February 2013, was an independent consultant March to May 2013 and January 2012 to October 2012 and was a co-founder, Executive Vice President and Chief Financial Officer at Oceana Therapeutics, Inc. from May 2008 to January 2012. Previously, Mr. Einhorn was a co-founder and Chief Financial Officer of both Esprit Pharma, Inc., from June 2005 to October 2007, and ESP Pharma, Inc. from April 2003 to March 2005. From 1983 to 2003, Mr. Einhorn was an investment banker with Credit Lyonnais Securities, PNC Capital Markets, Chase Securities, Inc., Bankers Trust Company and the Chase Manhattan Bank. Mr. Einhorn was licensed as a Certified Public Accountant in the State of New Jersey and holds a B.S. in Finance and Accounting from The American University.

Herbert J. Faleck, D.O.

Dr. Faleck has been our Chief Medical Officer since August 2013. He is a pediatric neurologist trained at the Cleveland Clinic and has more than 25 years of extensive and successful experience in clinical research and development in the pharmaceutical and biotechnology industries. Prior to joining us, Dr. Faleck was with Celgene Corporation (NASDAQ: CELG) from 2000 to 2010. At Celgene, he served in several roles, most recently as the Chief Medical Officer for Celgene Cellular Therapeutics, where he led clinical, medical, regulatory and organizational development. He was also Celgene’s first Vice President of Clinical Research and Development. After leaving Celgene and prior to joining us in August 2013, Dr. Faleck was a freelance consultant. Previously, he held several positions at Novartis Pharmaceuticals Corporation. Dr. Faleck holds a D.O. from The University of Health Sciences College of Osteopathic Medicine.

Non-Management Directors

Sol Barer, Ph.D.

Dr. Barer has served on our board of directors since September 2011 and has been Chairman of our board of directors and compensation committee since January 2013. He is the Managing Partner of SJ Barer Consulting and was a co-founder of Celgene Corporation. Dr. Barer spent 18 years at Celgene as, among other positions, President, COO and CEO, as well as its Executive Chairman and Chairman before retiring in June 2011. Dr. Barer currently serves as Chairman of the Board of Cerecor, Inc., a biopharmaceutical company; Chairman of the Board of ContraFect Corporation (NASDAQ: CFRX), a biotechnology company; Chairman of the Board of Medgenics, Inc. (NYSE: MDGN), a gene therapy company; Chairman of the Board of Restorgenex Corporation (OTC: RESX), a dermatological and restorative medicine company, and Chairman of the Board of InspireMD, Inc. (NASDAQ: NSPR), a medical device company. He also is on the Board of Directors of Aegerion Pharmaceuticals, Inc. (NASDAQ: AEGR) and Amicus Therapeutics, Inc. (NASDAQ: FOLD) Dr. Barer holds a B.S. from Brooklyn College. He earned his Ph.D. in Organic Chemistry from Rutgers University.

Our board of directors believes Dr. Barer’s broad industry experience, as well as his significant experience on the boards of other public companies, provide him with the qualifications and skills to serve as a director.

Isaac Blech

Mr. Blech has served as Vice Chairman of our board of directors since January 2013. His current roles include Founder and Vice Chairman of Cerecor, Inc., a private company developing new treatments for central nervous system disorders and Director of ContraFect Corporation (NASDAQ: CFRX), a public company developing therapies for infectious diseases. Since 2011, he has served as Vice Chairman of root9B Technologies,

Inc. (OTC: RTNB), a public company working in the areas of financial regulations, clean energy and cyber security, Vice Chairman of The SpendSmart Payments Company (OTC: SSPC), a mobile marketing and payments company and Director of Medgenics, Inc. (NYSE: MDGN). He is also Vice Chairman of Centrexion Corporation, a private company developing new modalities of pain control and Vice Chairman of Restorgenex Corporation. Over the past 33 years, Mr. Blech has helped found several biotechnology companies, including Celgene Corporation (NASDAQ: CELG), ICOS Corporation, Pathogenesis Corporation, Nova Pharmaceutical Corporation and Genetic Systems Corporation. These companies are responsible for major advances in oncology, infectious disease and cystic fibrosis.

Our board of directors believes that Mr. Blech’s broad experiences as a founder, director and major investor in numerous biotechnology companies provide him with the qualifications and skills to serve as a director.

Kurt Conti

Mr. Conti has been a member of our board of directors since June 2010. Mr. Conti has been the CEO and President of the Conti Group since 1995. The Conti Group is a general contractor delivering program management, construction services, and engineering across the United States and internationally. In addition, Mr. Conti serves on executive boards and advisory committees such as the New York Building Congress, the Salvation Army, the Pingry School, and the Moles. Mr. Conti holds a B.S. in Civil Engineering from Villanova University and is a graduate of the Harvard University Business School Owner/President Management Program.

Our board of directors believes Mr. Conti’s significant business experience in managing his own company and his service on various executive boards and advisory committees provides him with the qualifications and skills to serve as a director.

James Loughlin

Mr. Loughlin has served on our board of directors since November of 2011 and is the current chair of our audit committee. Since 2007, he has served on the board of Celgene Corporation (NASDAQ: CELG), where he has chaired the audit committee. Mr. Loughlin has also been a member of Celgene’s compensation committee since 2008. He is a member of the board and chair of the audit committee of InspireMD (NASDAQ: NSPR). Mr. Loughlin retired in 2003 after 40 years at KPMG LLP, a leading professional accounting and business consulting firm. As a partner at KPMG, he served for five years as a member of the board as well as National Director of the Pharmaceuticals Practice and as Chairman of the pension and investment committee of the KPMG Board from 1995 through 2001. Mr. Loughlin is a certified public accountant and received his B.S. degree in Accounting from St. Peter’s University in 1964.

Our board of directors believes Mr. Loughlin’s valuable experiences as national director of the pharmaceuticals practice at KPMG LLP, an extensive background in accounting and financial reporting, and prior service on the board of directors of other publicly-held biopharmaceutical companies, provide him with the qualifications and skills to serve as a director.

Robert J. Spiegel, M.D.

Dr. Spiegel has served on our board of directors since August 2013. He has been an Associate Professor at Weill Cornell Medical College since 2012 and is an Advisor at Warburg Pincus, LLC. He also serves as Chief Medical Officer of PTC Therapeutics, Inc. (NASDAQ: PTCT). Prior to joining our board of directors, Dr. Spiegel spent more than 25 years at Schering-Plough Corporation where he was involved in clinical development, prior to retiring in 2009 from his position as Chief Medical Officer and Senior Vice President of the Schering-Plough Research Institute. Dr. Spiegel serves as a member of the board of directors of Geron Corporation (NASDAQ: GERN), a biotechnology oncology company, where he also serves on the compensation committee, and Avior Computing Corporation, a governance risk and compliance process technology company. He was previously a director of Talon Therapeutics, Inc. (formerly Hana Biosciences, Inc.), a biopharmaceutical oncology company, where he also served on the audit committee, and Clavis Pharma ASA, a pharmaceutical company based in Oslo, Norway. Dr. Spiegel holds a B.A. from Yale University and an M.D. from the University of Pennsylvania. Following a residency in internal medicine, he completed a fellowship in medical oncology at the National Cancer Institute and held academic positions at the National Cancer Institute and New York University Cancer Center.

Our board of directors believes that Dr. Spiegel’s extensive medical experience developing oncology products, deep understanding of pharmaceutical research and development, and broad expertise in gaining regulatory approval for drug candidates provide him with the qualifications and skill to serve as a director.

Anders D. Hove, M.D.

Dr. Hove joined our board of directors in April 2015. He is a General Partner with Venrock, which he joined in January 2004. His investment activities span biotechnology companies at all stages, from early stage seed to public investments. Dr. Hove currently serves on the board of directors of Anacor Pharmaceuticals (NASDAQ: ANAC), as well as several private company boards, such as Intuity Medical, QuatRx Pharmaceuticals, Impopharma and Mevion Medical Systems. Prior to joining Venrock, Dr. Hove held senior level positions in the medical, clinical and business operations of the pharmaceuticals division of Ciba-Geigy, and later as a portfolio manager of BB Biotech and CEO of Bellevue Asset Management. At Bellevue, Dr. Hove had responsibility for managing BB Biotech, an investment company with several billion dollars invested in public and private biotech companies. While at BB Biotech, he led numerous public and private investments and BB Biotech was the largest shareholder in companies such as Alexion (NASDAQ: ALXN), Medimmune (acquired by Astra Zeneca) and Aviron (acquired by Medimmune). Dr. Hove earned his M.Sc. in Biotechnology Engineering from Technical University of Denmark, his M.D. at the University of Copenhagen and an M.B.A. from INSEAD.

Our board of directors believes that Dr. Hove’s extensive experience in life science venture capital investing and knowledge of pharmaceutical operations provide him with the qualifications and skill to serve as a director.

James I. Healy, M.D., Ph.D.

Dr. Healy joined our board of directors in April 2015. Dr. Healy has been a General Partner of Sofinnova Ventures, a venture capital firm, since June 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, Bayer Healthcare Pharmaceuticals (as successor to Miles Laboratories) and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Ascendis Pharma A/S (NASDAQ: ASND), Auris Medical Holding AG (NASDAQ: EARS), Hyperion Therapeutics, Inc. (NASDAQ: HPTX), Coherus BioSciences, Inc. (NASDAQ: CHRS) and several private companies. Previously, he served as a board member of InterMune, Inc. (NASDAQ: ITMN), Anthera Pharmaceuticals, Inc. (NASDAQ: ANTH), Durata Therapeutics, Inc. (NASDAQ: DRTX), CoTherix, Inc. (NASDAQ: CTRX), KaloBios Pharmaceuticals, Inc. (NASDAQ: KBIO) and several private companies. Dr. Healy holds an M.D. and a Ph.D. in Immunology from the Stanford School of Medicine and holds a B.A. in molecular biology and a B.A. in Scandinavian Studies from the University of California at Berkeley.

Our board of directors believes that Dr. Healy’s experience in the pharmaceutical industry and investing in life sciences companies, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.

Board Leadership Structure and Board's Role in Risk Oversight

The positions of our Chairman of the board and CEO are presently separated. Separating these positions allows our CEO to focus on our day-to-day business, while allowing the Chairman to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the CEO must devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as the board of directors' oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure. Although our amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will not require our Chairman and CEO positions to be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of the operations and corporate functions of our company, our board of directors addresses the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with our company's business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our board committees also oversees the management of our company's risk that falls within the committee's areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our chief accounting officer reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm and our chief accounting officer. The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.

Board Composition

Our board of directors currently consists of nine members. Pursuant to a Voting Agreement, or the Voting Agreement, among us and certain holders of our common and preferred stock, Drs. Healy and Hove were appointed to our board of directors by certain of our stockholders. Dr. Healy was designated by Sofinnova and Dr. Hove was designated by Venrock. The Voting Agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors.

In accordance with our amended and restated certificate of incorporation that will go into effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Kurt Conti, Anders D. Hove and Robert Spiegel, and their terms will expire at the annual meeting of stockholders to be held in 2016;
•	the Class II directors will be R. Loch MacDonald, Isaac Blech, and James Loughlin, and their terms will expire at the annual meeting of stockholders to be held in 2017; and
•	the Class III directors will be Brian Leuthner, James I. Healy and Sol Barer, and their terms will expire at the annual meeting of stockholders to be held in 2018.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Board Committees and Director Independence

Our audit committee consists of Messrs. Loughlin and Conti and Dr. Healy, with Mr. Loughlin serving as chair. Our compensation committee consists of Drs. Barer and Hove and Mr. Blech, with Dr. Barer serving as chair. Our nominating and corporate governance committee consists of Isaac Blech and Drs. Barer and Spiegel, with Mr. Blech serving as chair.

Our board of directors has undertaken a review of the independence of our directors and has determined that all directors except Mr. Leuthner and Dr. Macdonald are independent within the meaning of Section 5605(a)(2) of the NASDAQ Stock Market listing rules and Rule 10A-3 under the Exchange Act and that Messrs. Loughlin and Blech and Dr. Healy meet the additional test for independence for audit committee members imposed by SEC regulations and Section 5605(c)(2)(A) of the NASDAQ Stock Market listing rules. The NASDAQ Stock Market listing rules require that each committee of our board of directors has at least one independent director on the listing date of our common stock, has a majority of independent directors no later than 90 days after such date and be fully independent within one year after that date. The composition of our audit, compensation and nominating and corporate governance committees will satisfy these three independence requirements in accordance with the phase-in schedule allowed by the NASDAQ Stock Market.

Audit Committee

The primary purpose of our audit committee will be to assist the board of directors in the oversight of the integrity of our accounting and financial reporting process, the audits of our financial statements, and our compliance with legal and regulatory requirements. The functions of our audit committee will include, among other things:

•	hiring the independent registered public accounting firm to conduct the annual audit of our financial statements and monitoring its independence and performance;
•	reviewing and approving the planned scope of the annual audit and the results of the annual audit;
•	pre-approving all audit services and permissible non-audit services provided by our independent registered public accounting firm;
•	reviewing the significant accounting and reporting principles to understand their impact on our financial statements;
•	reviewing our internal financial, operating and accounting controls with management and our independent registered public accounting firm;
•	reviewing with management and our independent registered public accounting firm, as appropriate, our financial reports, earnings announcements and our compliance with legal and regulatory requirements;
•	reviewing potential conflicts of interest under and violations of our Code of Conduct;
•	establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and confidential submissions by our employees of concerns regarding questionable accounting or auditing matters;
•	reviewing and approving related-party transactions; and
•	reviewing and evaluating, at least annually, our audit committee’s charter.

With respect to reviewing and approving related-party transactions, our audit committee will review related-party transactions for potential conflicts of interests or other improprieties. Under SEC rules, related-party transactions are those transactions to which we are or may be a party in which the amount involved exceeds $120,000, and in which any of our directors or executive officers or any other related person had or will have a direct or indirect material interest, excluding, among other things, compensation arrangements with respect to employment and board membership. Our audit committee could approve a related-party transaction if it determines that the transaction is in our best interests. Our directors will be required to disclose to the audit committee or the full board of directors any potential conflict of interest or personal interest in a transaction that our board is considering. Our executive officers will be required to disclose any potential conflict of interest or personal interest in a transaction to the audit committee. We also plan to poll our directors and executive officers on an annual basis with respect to related-party transactions and their service as an officer or director of other entities. Any director involved in a related-party transaction that is being reviewed or approved must recuse himself or herself from participation in any related deliberation or decision. Whenever possible, the transaction should be approved in advance and if not approved in advance, must be submitted for ratification as promptly as practical.

The financial literacy requirements of the SEC require that each member of our audit committee be able to read and understand fundamental financial statements. Our board of directors has determined that James Loughlin qualifies as an audit committee financial expert, as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act, and has financial sophistication in accordance with the NASDAQ Stock Market listing rules.

Both our independent registered public accounting firm and management periodically will meet privately with our audit committee.

Our board of directors has adopted a charter for the audit committee that complies with NASDAQ Stock Market listing rules. The charter will be available on our website at http://www.edgetherapeutics.com.

Compensation Committee

The primary purpose of our compensation committee will be to assist our board of directors in exercising its responsibilities relating to compensation of our executive officers and employees and to administer our equity incentive and other benefit plans. In carrying out these responsibilities, the compensation committee will review all components of executive officer and employee compensation for consistency with its compensation philosophy, as in effect from time to time. The functions of our compensation committee will include, among other things:

•	designing and implementing competitive compensation policies to attract and retain key personnel;
•	reviewing and formulating policy and determining the compensation of our executive officers and employees;
•	reviewing and recommending to our board of directors the compensation of our directors;
•	administering our equity incentive plans and granting equity awards to our employees and directors under these plans;
•	if required from time to time, reviewing with management the compensation discussion and analysis disclosures and recommending to the full board their inclusion in our periodic reports to be filed with the SEC;
•	if required from time to time, preparing the report of the compensation committee to be included in our annual proxy statement;
•	engaging compensation consultants or other advisors it deems appropriate to assist with its duties; and
•	reviewing and evaluating, at least annually, our compensation committee’s charter.

Our board of directors has adopted a charter for the compensation committee that complies with NASDAQ Stock Market listing rules. The charter will be available on our website at http://www.edgetherapeutics.com.

Nominating and Corporate Governance Committee

The primary purpose of our nominating and corporate governance committee will be to assist our board of directors in promoting the best interest of our company and our stockholders through the implementation of sound corporate governance principles and practices. The functions of our nominating and corporate governance committee will include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board;
•	determining the minimum qualifications for service on our board;
•	developing and recommending to our board an annual self-evaluation process for our board and overseeing the annual self-evaluation process;
•	developing, as appropriate, a set of corporate governance principles, and reviewing and recommending to our board any changes to such principles; and
•	periodically reviewing and evaluating our nominating and corporate governance committee’s charter.

Our board of directors has adopted a charter for the nominating and corporate governance committee that complies with NASDAQ Stock Market listing rules. The charter will be available on our website at http://www.edgetherapeutics.com.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. The Code of Conduct will be effective upon listing of our common stock with Nasdaq and will be available on our website at http://www.edgetherapeutics.com. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers or directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our officers currently serves, or has served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth information for the fiscal year ended December 31, 2014 concerning compensation of our principal executive officer and three other executive officers. We refer to these four executives as our named executive officers.

Name and Principal Position	Year	Salary	Bonus(1)	Option Awards(2)	All Other Compensation	Total
Brian A. Leuthner, President and CEO	2014	$330,000	$141,075	$366,150	—	$837,225
R. Loch Macdonald, M.D., Ph.D., Chief Scientific Officer	2014	275,000	78,375	337,243	—	690,618
Andrew J. Einhorn Chief Financial Officer	2014	230,000	54,625	38,542	—	323,167
Albert N. Marchio II, Chief Accounting and Operations Officer	2014	225,000	53,438	120,488	—	398,926
Herbert J. Faleck, D.O., Chief Medical Officer	2014	280,000	79,800	784,959	—	1,144,759

(1)	Represents discretionary annual bonus amounts paid pursuant to the executive officers’ employment agreements in accordance with our bonus policies.
(2)	The amounts represent the aggregate grant date fair value of the stock options awarded to the named executive officers in 2014, calculated in accordance with ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited financial statements included in this prospectus.

2014 Bonus Compensation

As described in the Summary Compensation Table above, our executives earned certain bonus compensation for 2014. In determining 2014 bonuses, the Compensation Committee generally evaluated our performance and executive performance within the framework of the following categories: financial goals (25% weighting), regulatory/clinical goals (25% weighting), commercial manufacturing goals (15% weighting), business development goals (15% weighting), research and development goals (10% weighting), intellectual property goals (5% weighting) and human resources goals (5% weighting).

The performance goals and weighting for 2014 were the same for each executive. The executives had the following bonus opportunities for 2014: 45% of base salary for Mr. Leuthner; 25% of base salary for Mr. Marchio; 30% of base salary for Dr. Macdonald; 25% of base salary for Mr. Einhorn and 30% of base salary for Dr. Faleck.

After assessing 2014 performance, the Compensation Committee determined that a bonus score of 95% properly reflected the significant efforts we achieved during 2014. This also reflected the Company’s focus away from some of the goals during 2014 due to a shift in business strategy. Accordingly, each executive earned a bonus equal to 95% of his bonus opportunity for 2014, as set forth in the column labeled “Bonus” in the Summary Compensation Table.

Employment Agreements

We have entered into employment agreements with Mr. Leuthner, our President and Chief Executive Officer, Dr. Macdonald, our Chief Scientific Officer, Mr. Einhorn, our Chief Financial Officer, Mr. Marchio, our Chief Accounting and Operations Officer and Dr. Faleck, our Chief Medical Officer. The material terms of such employment agreements are summarized below.

General Terms

The term of employment for each executive under his employment agreement will continue until the executive’s employment with us terminates for any reason. Each employment agreement sets forth the executive’s annual base salary and target bonus opportunity, and the executive’s right to participate in our health insurance program and other benefit programs provided to our executives generally. Mr. Leuthner has an annual base salary of $360,000 and a target bonus opportunity of 45% of his base salary. Mr. Marchio has an annual base salary of

$240,000 and a target bonus opportunity of 25% of his base salary. Dr. Macdonald has an annual base salary of $290,000 and a target bonus opportunity of 30% of his base salary. Mr. Einhorn has an annual base salary of $245,000 and a target bonus opportunity of 25% of his base salary. Dr. Faleck has an annual base salary of $300,000 and a target bonus opportunity of 30% of his base salary. Such base salaries are subject to annual review and adjustment. Each executive’s bonus award will be made at the discretion of the Compensation Committee. Each employment agreement also provides for additional payments and benefits to be made in connection with the executive’s termination of employment, as described below. In addition, each employment agreement provides that the executive is bound by our standard Officer’s Confidentiality and Invention Assignment Agreement, which sets forth certain intellectual property rights between us and our employees. Dr. Macdonald’s Officer’s Confidentiality and Invention Assignment Agreement includes additional provisions that require him to refrain from competing or interfering with our business and soliciting our customers, prospective customers and other business relationships while he is employed by us and for 12 months thereafter. Each executive’s employment agreement also provides that his equity and incentive compensation is subject to any clawback policy of our company in effect from time to time, or otherwise required by law or stock exchange.

We negotiated a flexible work arrangement with Dr. Macdonald so that we could optimize the use of his background and experience, while allowing him to continue to serve as Professor of Surgery in the Neurological Division of the University of Toronto and Keenan Endowed Chair of Surgery at St. Michael’s Hospital. Dr. Macdonald is required to devote two weeks per month of his business time, attention, skill and best efforts to his responsibilities and obligations to us. Notwithstanding the foregoing, Dr. Macdonald is expected to be fully available to ensure the level of performance required by his position, duties and responsibilities, to ensure the satisfaction of his annual performance objectives, and to be fully accessible to our president and chief executive officer as needed. This flexible work arrangement will continue through December 31, 2016, at which time the arrangement will be reviewed. Dr. Macdonald may serve in his position with the University of Toronto and St. Michael’s Hospital only so long as his activities do not conflict with our business or interests, interfere with the performance of his employment agreement, cause any breach of the Officer’s Confidentiality and Invention and Assignment Agreement, interfere with his ability to exercise judgment in our interests, or preclude him from delivering on mutually agreed corporate performance objectives.

Payments upon a Termination of Employment; Change in Control

The employment agreements for our executives state that if an executive resigns without good reason, is terminated for cause or, with respect to all of the executives other than Mr. Leuthner, is terminated due to death or disability, the executive is only entitled to receive salary and benefits that were accrued but remain unpaid through the date of termination.

The employment agreements provide severance benefits to be paid to an executive, subject to the effectiveness of a general release of claims, if the executive terminates his employment for good reason or if we terminate the executive’s employment without cause. Mr. Leuthner’s employment agreement entitles him to severance benefits upon a termination due to death or disability as if such termination was without cause. The continued provision of severance benefits is conditioned on each executive’s compliance with his release and the terms of our Officer’s Confidentiality and Invention and Assignment Agreement such that if an executive does not comply with such agreements, severance payments to the executive will cease and previously paid severance benefits must be repaid. The terms “cause” and “good reason” have the meanings set forth in each executive’s employment agreement with us.

Under Mr. Leuthner’s agreement, upon a termination of Mr. Leuthner’s employment by Mr. Leuthner for good reason or by us without cause, in either case, not in connection with a change in control, Mr. Leuthner is entitled to receive payments for 18 months in an amount equal to his base salary to be paid in accordance with our normal payroll practices, plus 18 months of COBRA premium reimbursements. Under the employment agreements of Messrs. Marchio and Einhorn and Dr. Faleck, if the executive terminates his employment for good reason or we terminate the executive’s employment without cause (and such termination was not in connection with a change in control), such executives are entitled to receive 12 months of continued base salary, to be paid in accordance with our normal payroll practices, plus 12 months of COBRA premium reimbursement. Under the employment agreement for Dr. Macdonald, if Dr. Macdonald terminates his employment for good reason or if we terminate his employment without cause (and such termination was not in connection with a change in control), Dr. Macdonald is entitled to receive six months of continued base salary, to be paid in accordance with our normal payroll practices, plus 12 months of COBRA premium reimbursement.

The employment agreements for our executives provide enhanced severance payments upon certain employment terminations that occur in connection with a change in control. Mr. Leuthner’s employment agreement provides that if Mr. Leuthner terminates his employment for good reason within 12 months following a change in control or if we terminate Mr. Leuthner’s employment other than for cause (i) within the 60-day period prior to a change in control or (ii) within the 12-month period following a change in control, then Mr. Leuthner would be entitled to receive the same severance benefits as provided above, plus a payment equal to 1.5 times his target bonus opportunity and accelerated vesting of all unvested equity awards (with performance-based awards to vest at not less than target).

The employment agreements for Messrs. Marchio and Einhorn and Drs. Macdonald and Faleck provide that if they terminate their employment for good reason within 12 months following a change in control or if we terminate the executive’s employment other than for cause (i) within the 60-day period prior to a change in control or (ii) within the 12-month period following a change in control, then, in each case, Messrs. Marchio and Einhorn and Dr. Faleck would be entitled to receive the same severance benefits as if such termination was not in connection with a change in control and Dr. Macdonald would be entitled to receive 12 months of continued base salary, paid in accordance with our normal payroll practices, plus 12 months of COBRA premium reimbursement. In addition, each executive would be entitled to accelerated vesting of all unvested equity awards (with performance-based awards to vest at not less than target).

Each executive’s employment agreement also provides for full vesting of all outstanding and unvested equity awards upon a change in control (with performance-based awards to vest at not less than target).

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding equity awards held by each of our named executive officers that were outstanding as of December 31, 2014.

Name	Number of Securities Underlying Unexercised Options(#) Exercisable(1)	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price($)	Option Expiration Date
Brian A. Leuthner	122,193	132,807	$1.49	10/11/2023
	45,520	49,480	$6.05	3/27/2024
R. Loch Macdonald	65,890	71,610	$1.49	10/11/2023
	41,927	45,573	$6.05	3/27/2024
Albert N. Marchio, II	59,900	65,100	$1.49	10/11/2023
	4,791	5,209	$6.05	3/27/2024
	6,250	18,750	$5.19	7/18/2024
Andrew J. Einhorn	59,900	65,100	$1.49	10/11/2023
	4,791	5,209	$6.05	3/27/2024
Herbert J. Faleck	88,787	114,157	$6.05	3/27/2024

(1)	Each named executive officers’ options vest at 25% commencing one year after the date of grant and 1/36th monthly over 36 months thereafter.

Incentive Plans

We believe that awarding our executives annual cash bonuses is an appropriate way to incentivize our executives, reward them for excellent performance and align their interests with our stockholders by tying a portion of their compensation directly to our financial performance. The cash bonus opportunities available to our named executive officers are described in the above section regarding their employment agreements.

2010 Equity Incentive Plan and 2012 Equity Incentive Plan

General

Our 2010 Equity Incentive Plan, or the 2010 Plan, provided for grants of awards of both restricted stock and options to acquire our common stock to employees, directors, consultants and other individuals who provide services to us and our affiliates. Our 2012 Equity Incentive Plan, or the 2012 Plan, provided for grants of options to acquire our common stock to employees, directors, consultants and other individuals who provide services to us and our affiliates. Upon approval of our 2014 Equity Incentive Plan, as described below, the 2010 Plan and the 2012 Plan were both terminated with respect to the grant of new awards.

Options

Options under the 2010 Plan and 2012 Plan can be both incentive stock options and non-qualified stock options. Incentive stock options granted under such plans expire on the 10th anniversary of the grant date (or the 5th anniversary in the case of incentive stock options granted to more than 10% shareholders), subject to earlier termination in certain events (such as termination of employment). The exercise price of an option granted under such plans may be paid in cash, by check, or in any other method permitted by the Compensation Committee.

Upon termination of employment or other service, vested options are generally exercisable for (x) up to one year following such termination (but not beyond the stated term of the option), in the case of termination due to death or disability and (y) up to 90 days following such termination (but not beyond the stated term of the option), in the case of termination other than for cause, death or disability. Unexercised options are generally forfeited upon a termination for cause.

Restricted Stock

Restricted stock awards could be issued under the 2010 Plan for no consideration or in exchange for a payment. During the period while a restricted stock award is unvested, the grantee will have all of the rights of a shareholder, including the right to vote; provided, however, that any dividends paid in securities will be subject to the same restrictions on forfeiture as the underlying shares.

Certain Corporate Events

Upon the occurrence of a stock dividend, stock split, recapitalization or similar event, the Compensation Committee has the authority to make equitable adjustments to outstanding awards granted under the 2010 Plan and the 2012 Plan. Upon or in anticipation of a change in control, the Compensation Committee has the power, in its discretion, to accelerate the vesting of outstanding awards, cancel an award in exchange for a similar award in any successor corporation or parent, or cancel an award in exchange for cash or other consideration having a fair market value equal to the value of such award (which in the case of an option will be equal to the number of shares subject to the outstanding option multiplied by the excess of the fair market value of our common stock over the exercise price designated in the option agreement).

Outstanding Awards

As of March 31, 2015, there were a total of 1,845,948 shares subject to outstanding options under the 2010 Plan with a weighted average exercise price of $2.73 per share. As of March 31, 2015, there were a total of 1,500,000 shares subject to outstanding options under the 2012 Plan with a weighted average exercise price of $1.75 per share. No restricted stock awards were granted under the 2010 Plan.

Due to the effectiveness of the 2014 Plan (as defined below), we will no longer grant awards under the 2010 Plan or the 2012 Plan, but awards that remain outstanding under those plans will continue to be governed by the applicable plan document and award agreement.

2014 Equity Incentive Plan

Our 2014 Equity Incentive Plan, or the 2014 Plan, provides for awards of stock-based incentive compensation to our executive officers and other employees, directors and consultants. The material terms of the 2014 Plan are summarized below. As of March 31, 2015, there were a total of 1,593,500 shares subject to outstanding options under the 2014 Plan with a weighted average exercise price of $4.51 per share. As of such date, 998,900 shares were reserved for future awards under the 2014 Plan.

Share Reserve and Limitations

Initially, we reserved an aggregate of 2,500,000 shares of our common stock for issuance pursuant to the 2014 Plan. The number of shares available for issuance under the 2014 Plan will automatically increase on January 1st of each year during which the 2014 Plan is in effect by a number of shares that equals 4% of our total issued and outstanding shares as of the immediately preceding December 31, or such lesser amount as our board of directors may determine in its discretion. On January 1, 2015, the number of shares available for issuance under the 2014 Plan increased by 92,400. In addition, to the extent that awards granted under the 2010 Plan or the 2012 Plan are forfeited, terminate or are settled for any reason without an actual distribution of shares, the number of shares available for issuance under the 2014 Plan will be increased by the number of shares underlying the portion of any award that was so forfeited, terminated or settled. If any shares subject to an award granted under the 2014 Plan are forfeited or such award otherwise terminates or is settled for any reason without an actual distribution of shares to the participant, the shares subject to the portion of the award that was forfeited, settled, or terminated will again be available for awards under the 2014 Plan. Any shares tendered by a participant in payment of an exercise price for an award or the tax liability with respect to an award, including shares withheld from any such award, will not be available for future awards hereunder. Common stock awarded under the 2014 Plan may be reserved or made available from our authorized and unissued common stock or from common stock reacquired and held in our treasury. Any shares of common stock issued by us through the assumption or substitution of outstanding grants from an acquired company shall not reduce the shares of common stock available for awards under the 2014 Plan.

The maximum number of shares of common stock available for awards that may be granted to an individual participant during a single calendar year is 1,250,000. The maximum number of shares that may be granted through the exercise of incentive stock options is 2,000,000 shares, provided that such amount will automatically increase on January 1st of each year during which the 2014 Plan is in effect by the lesser of (x) a number of shares that equals 4% of our total issued and outstanding shares as of the immediately preceding December 31, or (y) such lesser amount as our board of directors may determine in its discretion. On January 1, 2015, the number of shares available for issuance under the 2014 Plan increased by 92,400.

Eligibility

All of our employees and consultants, all employees and consultants of our subsidiaries, and all non-employee members of our board of directors are eligible to receive awards under the 2014 Plan.

Administration

The 2014 Plan is administered by our Compensation Committee, which has the power to: (i) select the employees, consultants and non-employee directors who will receive awards pursuant to the 2014 Plan; (ii) determine the type or types of awards to be granted to each participant; (iii) determine the number of shares of common stock to which an award will relate, the terms and conditions of any award granted under the 2014 Plan, and all other matters to be determined in connection with an award; (iv) determine the exercise price or purchase price (if any) of an award; (v) determine whether, to what extent, and under what circumstances an award may be cancelled, forfeited, or surrendered; (vi) determine whether, and to certify that, performance goals to which an award is subject are satisfied; (vii) correct any defect or supply any omission or reconcile any inconsistency in the 2014 Plan, and adopt, amend and rescind such rules, regulations, guidelines, forms of agreements and instruments relating to the 2014 Plan as it may deem necessary or advisable; and (viii) construe and interpret the 2014 Plan and make all other determinations as it may deem necessary or advisable for the administration of the 2014 Plan. The Compensation Committee may delegate some or all of its powers to any of our executive officers or any other person, other than its authority to grant awards to certain individuals (such as board members and executive officers).

Types of Awards

Awards that can be granted under the 2014 Plan include restricted stock, restricted stock units, or RSUs, stock options, stock appreciation rights, or SARs, and other stock-based awards.

Restricted Stock

In a restricted stock award, a participant receives a grant of shares of common stock that are subject to certain restrictions, including forfeiture of such stock upon the happening of certain events. Unless otherwise provided in an award agreement, during the restriction period, holders of restricted stock will have all the rights of a shareholder with respect to the restricted stock, including, without limitation, the right to receive dividends (whether in cash or additional shares of common stock) and to vote shares of restricted stock, provided that any dividends declared on restricted stock shall be subject to the same restrictions as the underlying restricted stock and any cash dividends shall be held by us and released to the participant upon the vesting of the underlying restricted stock.

Restricted Stock Units

An RSU is a grant of the right to receive a payment in our common stock or cash, or in a combination thereof, equal to the fair market value of a share of our common stock on the expiration of the applicable restriction period or periods. During such period or periods, the participant will generally have no rights as a stockholder with respect to any such shares. However, the Compensation Committee may provide in an award that amounts equal to any dividends declared during the restriction period will be credited to the participant’s account and deemed to be reinvested in additional RSUs that will be subject to the same forfeiture restriction as the RSUs to which the dividend equivalent payment relates.

Stock Options

Stock options granted under the 2014 Plan may be either incentive stock options or non-qualified stock options. The exercise price of an option shall be determined by the Compensation Committee, but must be at least 100% of the fair market value of our common stock on the date of the grant. If the participant owns, directly or indirectly, shares constituting more than 10% of the total combined voting power of all classes of our stock or the stock of any subsidiary, the exercise price of an incentive stock option must be at least 110% of the fair market value of a share of common stock on the date the incentive stock option is granted. Each award of an option shall specify the time or times at which the option may be exercised and any terms and conditions applicable to the option, including (i) a vesting schedule which may be based upon the passage of time, attainment of performance goals, or a combination thereof, (ii) whether the exercise price for an option shall be paid in cash, with shares of common stock, with a combination of cash and shares of common stock, or with other legal consideration, (iii) the methods of payment, which may include payment through cashless and net exercise arrangements, to the extent permitted by applicable law and (iv) the methods by which, and/or the time at which, common stock will be delivered or deemed to be delivered to a participant upon exercise of an option. The term of an option may not exceed ten years from the date of grant (or five years from the date of grant in the case of an incentive stock option granted to a participant who owns, directly or indirectly, shares constituting more than 10% of the total combined voting power of all classes of our stock or the stock of any subsidiary).

Stock Appreciation Rights

A grant of a SAR entitles the holder to receive, upon exercise of the SAR, the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR as determined by the Compensation Committee. SARs will be settled either in cash, shares of common stock, or a combination of the foregoing. The grant price of a SAR may never be less than 100% of the fair market value of a share of common stock on the date of grant. The term of an SAR shall be no greater than ten years from the date of grant.

Other Stock-Based Awards

The Compensation Committee is authorized, subject to limitations under applicable law, to grant participants any type of award that is payable in, or valued in whole or in part by reference to shares of our common stock, and that is deemed by the Compensation Committee to be consistent with the purposes of the 2014 Plan, including, without limitation, dividend equivalents, performance shares and performance units.

Performance Goals

In the discretion of the Compensation Committee, any award may be granted subject to performance goals that must be met by the end of a certain specified performance period. Performance goals may be described in terms of company-wide objectives or objectives that are related to the performance of the individual participant or the subsidiary, division, department or function in which the participant is employed. Performance goals may be based upon absolute or relative achievement. To the extent that an award is intended to be treated as

“qualified performance-based compensation” within the meaning of Section 162(m) of the Code, such award (other than an option) must be based on the achievement of specified performance goals (awards that are not intended to so qualify can be based on the achievement of such performance goals or any other performance goals determined to be appropriate by the Compensation Committee): specified levels of or increases in return on capital, equity or assets; earnings measures/ratios (on a gross, net, pre-tax or post-tax basis), including diluted earnings per share, total earnings, operating earnings, earnings growth, earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA); net economic profit (which is operating earnings minus a charge to capital); net income; operating income; sales; sales growth; gross margin; direct margin; share price (including but not limited to growth measures and total shareholder return); operating profit; per period or cumulative cash flow (including but not limited to operating cash flow and free cash flow) or cash flow return on investment (which equals net cash flow divided by total capital); inventory turns; financial return ratios; market share; balance sheet measurements such as receivable turnover; improvement in or attainment of expense levels; improvement in or attainment of working capital levels; debt reduction; strategic innovation, including but not limited to entering into, substantially completing, or receiving payments under, relating to, or deriving from a joint development agreement, licensing agreement, or similar agreement; customer or employee satisfaction; individual objectives; operating efficiency; regulatory body approvals for commercialization of products; implementation or completion of critical projects or related milestones (including, without limitation, milestones such as clinical trial enrollment targets, commencement of phases of clinical trials and completion of phases of clinical trials); partnering or similar transactions; and any combination of any of the foregoing criteria. If the Compensation Committee determines that a change in our business, operations, corporate structure or capital structure, or the manner in which we conduct our business, or other events or circumstances render the selected performance goals unsuitable, the Compensation Committee may modify such performance goals or the related achievement level as it deems appropriate (but, with respect to any award that is intended to constitute “qualifying performance-based compensation” (within the meaning of Code Section 162(m)), only to the extent permitted by Code Section 162(m)).

Change in Control

With respect to SARs and options outstanding on a change of control, the Compensation Committee in its discretion generally may (a) cancel any outstanding options or SARs in exchange for a cash payment in an amount equal to the excess, if any, of the fair market value of the common stock underlying the unexercised portion of the option or SAR as of the date of the change in control over the exercise price or grant price; (b) terminate any option or SAR, effective immediately prior to the change in control, provided that the participant has an opportunity to exercise his or her award within a specified period following a written notice of the change in control; (c) terminate any options or SARs if the applicable performance goals were not satisfied as of the change in control; (d) require the successor or acquiring company (or its parents or subsidiaries) to assume any outstanding option or SAR or to substitute options or SARs with awards involving the common equity securities of an acquirer or successor on terms and conditions necessary to preserve the rights of participants, or (e) take such other actions as the Compensation Committee believes may be appropriate. With respect to RSUs or other awards, the Compensation Committee generally may (a) provide in an award agreement that, upon the occurrence of a change in control, any vested RSUs and other awards shall become immediately vested and/or payable, provided that if such awards constitute “non-qualified deferred compensation” (within the meaning of Code Section 409A) such change in control satisfies the requirements of Treasury Regulation Section 1.409A-3(i)(5)(v), (vi) or (vii); (b) with respect to any RSUs or other awards that do not constitute “non-qualified deferred compensation,” elect to settle such RSUs and other awards upon a change in control, (c) terminate any RSUs or other awards if the applicable performance goals were not satisfied as of the change in control, (d) require the successor or acquiring company (or its parents or subsidiaries), following a change in control, to assume such RSUs and other awards or to substitute such awards with awards involving the equity securities of the acquiring or successor company on terms and conditions so as to preserve the rights of participants, or (e) take such other actions as the Compensation Committee believes may be appropriate (including terminating such awards for a cash payment equal to the fair market value of the underlying shares).

Certain Corporate Transactions

In order to prevent dilution or enlargement of the rights of participants under the 2014 Plan as a result of any stock dividend, recapitalization, forward stock split or reverse stock split, reorganization, division, merger, consolidation, spin-off, combination, repurchase or share exchange, extraordinary or unusual cash distribution or other similar corporate transaction or event that affects our common stock, the Compensation Committee shall adjust (i) the number and kind of shares of common stock which may be issued in connection with awards to participants, (ii) the number and kind of shares of stock issuable in respect of outstanding awards, (iii) the aggregate number and kind of shares of common stock available under the 2014 Plan, and (iv) the exercise or grant price relating to any award. In addition, the Compensation Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, awards, including any performance goals, in recognition of unusual or nonrecurring events (including, without limitation, events described above) affecting us or any subsidiary, or in response to changes in applicable laws, regulations, or accounting principles.

Termination of Employment or Other Service

Unless otherwise provided in an award agreement, upon a participant’s termination of employment or other service with us, the unvested portion of such participant’s awards shall cease to vest and shall be forfeited and the vested portion of such participant’s options and SARs shall remain exercisable by the participant or the participant’s beneficiary or legal representative, as the case may be, for a period of (i) 30 days in the event of a termination by us or a subsidiary without cause, (ii) 180 days in the event of a termination due to death or disability and (iii) 30 days in the event of the participant’s voluntary termination, but in all cases, not beyond the normal expiration date of the option or SAR. All of a participant’s options and SARs, whether or not vested, shall be forfeited immediately upon such participant’s termination by us or a subsidiary for cause.

Amendment and Termination

The 2014 Plan will automatically terminate on the earlier of the tenth anniversary of its effective date and the tenth anniversary of the date the 2014 Plan was approved by the board of directors. In addition, prior to the automatic termination of the 2014 Plan, the board may amend, alter, suspend, discontinue, or terminate the 2014 Plan without the consent of shareholders, except that any such action shall be subject to the approval of our shareholders if such action would increase the number of shares subject to the 2014 Plan or decrease the price at which awards may be granted, or if shareholder approval with respect to such action is required by any applicable law or regulation or the rules of any stock exchange on which our common stock may then be listed or quoted. The board of directors must also obtain stockholder approval in order to take any action that would result in the repricing, replacement or repurchase of any option, SAR or other award. The board of directors may otherwise determine to submit such other changes to the 2014 Plan for approval by our shareholders in its discretion. Generally, without the consent of an affected participant, no amendment, alteration, suspension, discontinuation, or termination of the 2014 Plan may materially and adversely affect the rights of such participant under any outstanding award.

Clawback

Any award granted under the 2014 Plan will be subject to mandatory repayment by the participant to us pursuant to the terms of any company “clawback” or recoupment policy that is directly applicable to the 2014 Plan or set forth in an award agreement or as required by law.

Transfer Restrictions

The 2014 Plan prohibits participants from pledging, encumbering, assigning or transferring any award, right or interest under the 2014 Plan, except for assignments or transfers that occur by way of the laws of descent and distribution. Awards and rights under the 2014 Plan will be exercisable during the life of a participant only by the participant or his legal guardian. However, the Compensation Committee, may in its discretion, permit transfers of options, SARs and/or restricted stock to certain immediate family members of the participant, to trusts for the benefits of such family members and to partnerships in which such family members are the only partners.

Foreign Nationals

Without amending the 2014 Plan, awards may be granted to participants who are foreign nationals or are employed or providing services outside the United States or both, on such terms and conditions different from those specified in the 2014 Plan as may, in the judgment of the Compensation Committee, be necessary or desirable to further the purpose of the 2014 Plan. Moreover, the Compensation Committee may approve such supplements to, or amendments, restatements or alternative versions of, the 2014 Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the 2014 Plan as in effect for any other purpose.

Edge Therapeutics, Inc. 2014 Employee Stock Purchase Plan

We have adopted an Employee Stock Purchase Plan, or ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. The ESPP allows eligible employees to purchase shares of our common stock at semi-annual intervals with accumulated elective payroll deductions. We believe that participation in an employee stock purchase plan will give our employees a closer connection to us, and a further incentive towards ensuring our success and accomplishing our corporate goals. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code.

Plan Administration.   Our Compensation Committee will have the exclusive power and authority to administer the ESPP, including, without limitation, the power to interpret the provisions of the ESPP and make all determinations deemed necessary or advisable for administering the ESPP. Our Compensation Committee can delegate some or all of its authority under the ESPP to any of our executive officers or to any other person or persons.

Shares Available Under the ESPP.   The number of shares of our common stock which will be initially authorized for sale under the ESPP is      . On each January 1 that the ESPP is in effect, the number of shares authorized for sale under the ESPP shall be increased by the number of shares that is the lesser of        and the number of shares that were issued under the ESPP during the immediately preceding calendar year.

Eligible Employees.   Each of our employees shall be eligible to participate in the ESPP. In addition, our Compensation Committee may determine that the employees of any company that is currently, or in the future becomes, a parent or subsidiary company shall be eligible to participate in the ESPP. Notwithstanding the foregoing, an employee will not be eligible to participate in the ESPP if (i) the employee owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of all the classes of stock of any parent or subsidiary company, (ii) the employee’s participation is otherwise prohibited by any applicable law or (iii) the employee is governed by a collective bargaining agreement that does not provide for participation in the ESPP.

Offering Period and Purchase Price.   Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods. The first offering period will commence         and shall end on                , and all subsequent offering periods will commence on January 1 and July 1 and will end on the immediately following June 30 and December 31, respectively, each year that the ESPP is in effect. The option purchase price for an offering period will be the lower of 85% of the fair market value of our common stock on the first day of the offering period or 85% of the fair market value of our common stock on the last day of the offering period.

Participation.   Eligible employees enroll to participate in the ESPP by completing a payroll deduction form instructing us to deduct, on an after-tax basis, an amount that is at least 1% but not more than 15% of the participant’s compensation. A participant may change his or her rate of payroll withholding, or discontinue deductions, at any time. Payroll deductions will be credited to a separate account that is maintained for each participant. Unless a participant has previously withdrawn participation in the ESPP, as described below, as of the last day of each offering period, each participant will be deemed to have elected to purchase the number of shares that can be purchased at the option purchase price with the participant’s account balance.

Notwithstanding the foregoing, a participant may not purchase more than 3,000 shares in any offering period, and may not purchase shares having a fair market value (determined at the beginning of the offering period) in excess of $25,000 in any calendar year. In addition, no participant will be granted a right to purchase stock if, immediately after exercising such right, the participant would own stock possessing 5% of more of the total combined voting power or value of all classes of our stock or of the stock of any of our parent or subsidiary companies.

A participant may elect to withdraw from the ESPP at any time prior to the last day of an offering period. A participant will be automatically withdrawn from the ESPP if he or she ceases to be an eligible employee for any reason, including death. As soon as reasonably practicable following a withdrawal, the entire amount credited to the participant’s account will be returned to the participant (or to the participant’s estate or beneficiary, if applicable) in cash, without interest.

Corporate Transactions and Changes in Control.   In the event of a reorganization, recapitalization, stock split, spin-off, split-off, split-up, stock or extraordinary cash dividend or other distribution, combination of shares, merger, consolidation or other change in our corporate structure, the Compensation Committee shall make such adjustments as it deems appropriate to the aggregate number of shares offered under the ESPP, the maximum annual increase in shares to be offered, and the number and price of shares that may be purchased by a participant in an offering period.

Unless the ESPP is expressly assumed by the surviving corporation, the buyer or an affiliate of the foregoing, then, immediately prior to a change in control, the ESPP shall terminate and shares shall be purchased for each participant as if the offering period in which the change in control occurs was scheduled to end on the day immediately prior to such change in control.

Amendment and Termination.   Our board of directors may amend, suspend or terminate the ESPP at any time, provided that any increase in shares to be authorized for sale under the ESPP (other than increases or adjustments specified by the terms of the ESPP) shall be subject to approval by a vote of our stockholders. Approval of other amendments to the ESPP may be subject to a vote of our stockholders to the extent required by law or regulation. If not terminated earlier, the ESPP will terminate on June 30, 2024.

Compensation of Directors

During 2014, we did not pay any cash compensation to our non-employee directors. Prior to the consummation of this offering, we intend to establish a plan to compensate our non-employee directors.

The following table sets forth the compensation of our directors who were not also executive officers for the year ended December 31, 2014.

Name(1)	Option Awards($)(2)	Total($)
Sol Barer, Ph.D.	$22,632	$22,632
Isaac Blech	22,632	22,632
Kurt Conti	22,632	22,632
James Loughlin	22,632	22,632
Robert Spiegel, M.D.	0	0

(1)	As of December 31, 2014, Dr. Barer, Mr. Blech, Mr. Conti, Mr. Loughlin and Dr. Spiegel held options to purchase 762,000 shares, 1,022,000 shares, 31,750 shares, 52,000 shares and 53,000 shares of our common stock, respectively.
(2)	The amounts above show the fair value of all outstanding stock options as of December 31, 2014 held by the directors named below. These amounts correspond to the liability recorded on our balance sheet as of December 31, 2014.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2012, to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or to our knowledge, beneficial owners of more than 5% of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than employment, compensation, termination and change in control arrangements, which are described under “Executive and Director Compensation.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

After the completion of this offering, our audit committee will be responsible for the review, approval and ratification of related-party transactions between us and any related person. The audit committee will review these transactions under our Code of Conduct, which governs conflicts of interests, among other matters, and is applicable to our employees, officers and directors.

Series B-1 Preferred Stock Issuance

We issued 359,935 shares of Series B-1 Preferred Stock, par value $0.00033 per share, or Series B-1, at a price of $1.75 per share to certain investors, including Andrew Einhorn, our Chief Financial Officer, who purchased 14,286 shares of Series B-1 on September 19, 2012 and Dr. Sol Barer, our Chairman and the beneficial owner of more than 5% of our capital stock, who purchased 114,285 shares of Series B-1 on October 23, 2012. The shares of Series B-1 automatically convert upon the occurrence of an underwritten public offering at a price per share not less than $5.25 per share, as adjusted for stock splits, stock dividends and reclassifications, or upon the written consent of the majority of all of our outstanding common stock and preferred stock voting together as a single class. As part of their respective purchases, Mr. Einhorn and Dr. Barer each received a warrant to purchase 2,143 and 17,142 shares of our common stock, respectively, each at an exercise price of $1.75 per share. Such warrants were immediately exercisable upon issuance and expire on September 19, 2017 and October 23, 2017, respectively.

Convertible Bridge Notes

On December 19, 2012 and February 4, 2013, we issued Series C Convertible Promissory Bridge Notes, or the Notes, to Dr. Sol Barer, our Chairman and the beneficial owner of more than 5% of our capital stock, in the amount of $150,000 and $100,000, respectively. The Notes were scheduled to mature on July 31, 2013 and bore interest at a rate of 7.0% per annum. Pursuant to the terms of the Notes, upon the consummation of the sale of more than an aggregate of $1,000,000 of Series C Preferred Stock, par value $0.00033 per share, or Series C, on March 18, 2013, the Notes automatically converted into 65,809 shares of Series C based on a conversion price of $3.85 and are no longer outstanding.

Option Issuances to Directors

On December 19, 2012, as consideration for agreeing to join our board of directors, we issued options to purchase 1,000,000 shares of our common stock at an exercise price of $1.75 per share under our 2012 Plan to Isaac Blech. Options to purchase 500,000 shares of our common stock vested immediately, options to purchase 31,250 shares of our common stock vested on July 31, 2013 and the remaining options vest in 15 equal quarterly installments of 31,250 as long as Mr. Blech remains a member of our board of directors.

On December 20, 2012, as consideration for agreeing to serve as Chairman of our board of directors, we issued options to purchase 500,000 shares of our common stock at an exercise price of $1.75 per share under our 2012 Plan to Dr. Sol Barer, our Chairman and the beneficial owner of more than 5% of our capital stock. Options to purchase 250,000 shares of our common stock vested immediately, options to purchase 15,625 shares of our common stock vested on July 31, 2013 and the remaining options vest in 15 equal quarterly installments of 15,625 as long as Dr. Barer remains a member of our board of directors.

On March 27, 2014, as consideration for continued service on our board of directors, each of Dr. Sol Barer, Isaac Blech, Kurt Conti and James Loughlin was granted an option to purchase 6,000 shares of our common stock at an exercise price of $6.05 per share under our 2010 Plan. For each individual, options to purchase 1,500 shares of our common stock vested on June 1, 2014 and the remaining options vest in 12 equal quarterly installments of 375 shares.

Series C Preferred Stock Issuance

We issued 4,631,505 shares of Series C Preferred Stock, par value $0.00033 per share, or Series C, at a price of $3.85 per share to certain investors, including Andrew Einhorn, our Chief Financial Officer, who purchased 6,494 shares of Series C on March 28, 2013.

The shares of Series C automatically convert upon the occurrence of an underwritten public offering of at least $40,000,000 at a price per share not less than $5.25 per share, as adjusted for stock splits, stock dividends and reclassifications, or upon the written consent of the majority of all of our outstanding common stock and preferred stock voting together as a single class.

Series C-1 Preferred Stock Issuance

We issued 3,558,890 shares of Series C-1 Preferred Stock, par value $0.00033 per share, or Series C-1, at a price of $4.65 per share to certain investors, including Andrew Einhorn, our Chief Financial Officer, who purchased 32,956 shares of Series C-1 on November 3, 2014, Albert N. Marchio, II, our Chief Accounting and Operations Officer, who purchased 7,530 shares of Series C-1 on November 3, 2014, and Dr. Robert Spiegel, one of our directors, who bought 32,258 shares of Series C-1 on December 19, 2014.

The shares of Series C-1 automatically convert upon the occurrence of an underwritten public offering of at least $40,000,000 at a price per share not less than $5.25 per share, as adjusted for stock splits, stock dividends and reclassifications, or upon the written consent of the majority of all of our outstanding common stock and preferred stock voting together as a single class.

Series C-2 Preferred Stock Issuance

On April 6, 2015, we issued 12,043,006 shares of Series C-2 Preferred Stock, par value $0.00033 per share, or Series C-2, at a price of $4.65 per share to a group of investors led by Venrock, which was joined by Sofinnova Venture Partners IX, L.P. or Sofinnova, New Leaf, Janus Global Life Sciences Fund, and Franklin Templeton, along with certain other of our directors, executive officers and/or holders of more than 5% of our capital stock or entities affiliated with them.

The shares of Series C-2 automatically convert upon the occurrence of an underwritten public offering of at least $40,000,000 at a price per share not less than $5.25 per share, as adjusted for stock splits, stock dividends and reclassifications, or upon the written consent of the majority of all of our outstanding common stock and preferred stock voting together as a single class and the written consent of the majority of Series C-2 voting as a separate class.

The participants in the Series C-2 financings described above included the following directors, executive officers and/or holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to these related parties in the Series C-2 financings:

Participants(1)	Shares of Series C-2 Convertible Preferred Stock	Series C-2 Convertible Preferred Stock Aggregate Purchase Price
Sofinnova Venture Partners IX, L.P.(2)	2,473,118	$12,000,000
Entities affiliated with Venrock(3)	2,150,538	$10,000,000
Janus Global Life Sciences Fund	2,150,537	$10,000,000
Entities affiliated with New Leaf	1,720,430	$8,000,000
Entities affiliated with Franklin Templeton	1,720,430	$8,000,000
Brian Leuthner	3,656	$17,000
Andrew Einhorn	29,032	$135,000
James Loughlin	16,774	$80,000
Robert Spiegel, M.D.	14,409	$67,000
Sol Barer, Ph.D.	144,086	$670,000

(1)	Additional details regarding these shareholders and their equity holdings are provided in “Principal Shareholders.''
(2)	Dr. James Healy, a member of our board of directors, is the managing member of the general partner of the limited partnership that directly holds such shares.
(3)	Dr. Anders Hove, a member of our board of directors, is the managing member of the general partner of both the limited partnership and limited liability company that directly hold such shares.

Stockholder Agreements

In connection with the Series C-2 financing in April 2015, we entered into an Investors’ Rights Agreement, or the Investors’ Rights Agreement, a Right of First Refusal and Co-Sale Agreement, or the ROFR Agreement, and the Voting Agreement with the purchasers of our Series C-2 and certain other of our holders of common and preferred stock.

The Investor Rights Agreement and the ROFR Agreement, among other things:

•	imposes restrictions on the transfer of Series C-2;
•	grants holders of our Series C-2 certain registration rights following an initial public offering;
•	grants holders of our Series C-2 certain pre-emptive and co-sale rights with respect to certain issuances and transfers of our securities;
•	imposes certain affirmative and negative covenants on us, including an obligation for us to deliver periodic financial statements and budgets to any holder our Series C-2;
•	grants board observer rights to New Leaf, so long as New Leaf holds at least 25% of the Series C-2 shares it purchased in the financing; and
•	requires Series C-2 shareholders to enter into a 180-day lock-up period upon an initial public offering.

The provisions in the Investors’ Rights Agreement granting certain pre-emptive rights, along with the ROFR Agreement and the Voting Agreement will terminate automatically upon completion of this offering. See the section titled “Management—Board Composition” for information regarding the provisions related to the election of our directors in the Voting Agreement that will terminate upon the closing of this offering.

Management Rights Letters

We entered into management rights letters with certain of our shareholders, including Venrock, Sofinnova and New Leaf. The management rights letters grant certain management and information rights in the event that such shareholder is not represented on our board of directors, as well as certain inspection rights. The management rights letters will terminate automatically upon completion of this offering.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. Under these agreements, we will agree to indemnify these persons against any and all expenses incurred by them resulting from their status as one of our directors or executive officers to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws to be in effect immediately prior to the consummation of this offering, except in limited circumstances. In addition, these indemnification agreements will provide that, to the fullest extent permitted by Delaware law, we will pay for all expenses incurred by such persons in connection with a legal proceeding arising out of their service to us.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock outstanding as of May 15, 2015 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.

The percentage ownership information shown in the table is based upon 26,989,022 shares of common stock outstanding as of May 15, 2015 after giving effect to automatic conversion of all outstanding shares of preferred stock into an aggregate of 23,938,766 shares of common stock immediately prior to the consummation of this offering and the issuance of 740,256 shares of common stock issuable upon declaration of accrued dividends on our Series C, Series C-1 and Series C-2 Preferred Stock as of May 15, 2015 immediately prior to the consummation of this offering. The number of shares and percentage of shares beneficially owned after this offering gives effect to the issuance by us of           shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Each individual or entity shown in the table has furnished us with information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC’s rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights that are either immediately exercisable or exercisable within 60 days of May 15, 2015. These shares are deemed to be outstanding and beneficially owned by the person holding those rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Edge Therapeutics, Inc., 200 Connell Drive, Suite 1600, Berkeley Heights, NJ 07922.

		Percentage of shares beneficially owned
Name and Address of Beneficial Owner	Number of shares beneficially owned	Before offering	After offering
5% or greater stockholders:
Sofinnova Venture Partners IX, L.P.(1)	2,473,118	9.2%
Entities affiliated with Venrock(2)	2,150,538	8.0%
Janus Global Life Sciences Fund(3)	2,150,137	8.0%
Entities affiliated with New Leaf Ventures III, L.P. or New Leaf(4)	1,720,430	6.4%
Franklin Advisers, Inc.(5)	1,720,430	6.4%

Directors and Named Executive Officers:
Brian Leuthner(6)	921,368	3.4%
Albert N. Marchio, II(7)	78,591	*
Andrew J. Einhorn(8)	172,827	*
Herbert J. Faleck, D.O.(9)	88,787	*
R. Loch Macdonald, M.D., Ph.D.(10)	888,192	3.3%
Sol Barer, Ph.D.(11)	1,443,654	5.2%
Kurt Conti(12)	1,627,475	6.0%
James J. Loughlin(13)	57,687	*
Robert J. Spiegel, M.D.(14)	74,940	*
Isaac Blech(15)	763,725	2.8%

		Percentage of shares beneficially owned
Name and Address of Beneficial Owner	Number of shares beneficially owned	Before offering	After offering
James I. Healy, M.D., Ph.D.(16)	2,473,118	9.2%
Anders D. Hove, M.D.(17)	2,150,538	8.0%
All executive officers and directors as a group (12 persons)	10,720,411	37.4%

*	Represents beneficial ownership of less than 1%.
(1)	Shares held directly by Sofinnova Venture Partners IX, L.P. (“SVP IX”). Dr. James Healy, a member of our board of directors, together with Dr. Michael F. Powell, Dr. Srinivas Akkaraju and Dr. Anand Mehra, are the managing members of Sofinnova Management IX, L.L.C., the general partner of SVP IX, and as such, may be deemed to share voting and investment power with respect to such shares. Dr. Healy disclaims beneficial ownership with regard to such shares and other shares as described in this section, except to the extent of his proportionate pecuniary interest therein. The mailing address of SVP IX is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, CA 94025.
(2)	Includes 1,530,108 shares of common stock owned of record by Venrock Healthcare Capital Partners II, L.P. and 620,430 shares of shares of common stock owned of record by VHCP Co-Investment Holdings II, LLC. Dr. Anders Hove, a member of our board of directors, is a member of the General Partner of the Limited Partnership and a member of the Manager of the Limited Liability Company that directly hold such shares, and as such, may be deemed to share voting and investment power with respect to such shares. Dr. Hove, the Limited Partnership and the Limited Liability Company disclaim beneficial ownership with regard to such shares and other shares as described in this section, except to the extent of their proportionate pecuniary interest in Venrock. The mailing address of the beneficial owner is 3340 Hillview Ave., Palo Alto, CA 94304.
(3)	Janus Capital Management LLC (Janus), serves as investment advisor with the power to direct investments and/or sole power to vote the securities owned by Janus Global Life Sciences Fund. For purposes of reporting requirements of the Exchange Act, Janus may be deemed to be the beneficial owner of all of the shares held by Janus Global Life Sciences Fund; however, Janus expressly disclaims that it is, in fact, the beneficial owner of such securities. Andrew Acker, portfolio manager for the Fund, is the natural person with authority to make investment decisions with respect to the Fund. The mailing address of Janus Capital Management LLC is 151 Detroit Street, Denver, Colorado 80206.
(4)	Includes 860,215 shares of common stock owned of record by New Leaf Ventures III, L.P. (“NLV-III”) and 860,215 shares of common stock owned of record by New Leaf Growth Fund I L.P. (“NLGF-I”). New Leaf Venture Associates III, L.P. (“NLVA-III LP”) is the general partner of NLV-III and New Leaf Growth Associates I, L.P. (“NLGA-I LP”) is the general partner of NLGF-I. New Leaf Venture Management III, L.L.C. (“NLVM-III LLC”) is the General Partner of both NLVA-III LP and NLGA-I LP. Philippe O. Chambon, Jeani Delagardelle, Ronald M. Hunt, Vijay K. Lathi, and Liam Ratcliffe are individual members of NLVM-III LLC (the “Individual Members”). NLVA-III LP, NLGA-I LP and NLVM-III LLC disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein. As one of five individual members, each of the Individual Members disclaims beneficial ownership over the shares, and in all events disclaims pecuniary interest except to the extent of his economic interest. The mailing address of the beneficial owner is Times Square Tower, 7 Times Square, Suite 3502, New York, NY 10036.
(5)	Includes 1,032,258 shares of common stock owned of record by Franklin Templeton Investment Funds — Franklin Biotechnology Discovery Fund and 688,172 shares of common stock owned of record by Franklin Strategic Series — Franklin Biotechnology Discovery Fund (collectively, the “Funds”). The Funds are managed by Franklin Advisers, Inc. (“FAV”), an indirect wholly-owned subsidiary of a publicly traded company, Franklin Resources, Inc. (“FRI”). FAV is the beneficial owner of these shares for purposes of Rule 13d-3 under the Exchange Act in its capacity as the investment adviser to the Funds. When an investment management contract delegates to FAV investment discretion or voting power over the securities held in the investment advisory account that is subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FAV reports for purposes of section 13(d) of the Exchange Act that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise specifically noted. Evan McCulloch is the natural person who makes voting and investment decisions with respect to the shares beneficially owned by the Funds. The mailing address of FAV is One Franklin Parkway, San Mateo, CA, 94403.
(6)	Includes 167,713 shares of common stock subject to outstanding options that are exercisable within 60 days of May 15, 2015.
(7)	Includes 70,941 shares of common stock subject to outstanding options that are exercisable within 60 days of May 15, 2015 and 120 shares of common stock issuable upon the declaration of accrued dividends on our Series C-1 as of May 15, 2015.
(8)	Includes 50,538 shares of common stock held by Harpua, LLC, with respect to which Mr. Einhorn has voting and dispositive power in his capacity as the sole managing member of Harpua, LLC, 64,691 shares of common stock subject to outstanding options that are exercisable within 60 days of May 15, 2015, 2,143 shares of common stock subject to warrants exercisable within 60 days of May 15, 2015 and 1,719 shares of common stock issuable upon the declaration of accrued dividends on our Series C and Series C-1 as of May 15, 2015.
(9)	Includes 88,787 shares of common stock subject to outstanding options that are exercisable within 60 days of May 15, 2015.
(10)	Includes 780,373 shares of common stock held by Edge Therapeutics Canada ULC of which Dr. Macdonald is the sole shareholder and director and has sole voting and dispositive power, 107,817 shares of common stock subject to outstanding options that are exercisable within 60 days of May 15, 2015 and 2 shares of common stock issuable upon the declaration of accrued dividends on our Series C-1 as of May 15, 2015.
(11)	Includes 258,344 shares of common stock owned of record by Meryl Barer, Dr. Barer’s wife, all of which he may be deemed to have beneficial ownership of, 17,142 shares of common stock subject to warrants exercisable within 60 days of May 15, 2015 and 10,479 shares of common stock issuable upon the declaration of accrued dividends on our Series C and Series C-1 as of May 15, 2015 and 611,853 shares of common stock subject to outstanding options that are exercisable within 60 days of May 15, 2015.

(12)	Includes 1,080,000 shares of common stock held by Oakwood Capital, LLC over which Mr. Conti has sole voting and dispositive power, 23,475 shares of common stock subject to outstanding options that are exercisable within 60 days of May 15, 2015 and 40,000 shares of common stock held by the Austin Conti Trust, 20,000 shares of common stock held by the Brooke Conti Trust and 20,000 shares of common stock held by the Hunter Conti Trust, with respect to each of which Mr. Conti has voting and dispositive power in his capacity as trustee.
(13)	Includes 40,913 shares of common stock subject to outstanding options that are exercisable within 60 days of May 15, 2015.
(14)	Includes 28,160 shares of common stock subject to outstanding options that are exercisable within 60 days of May 15, 2015 and 113 shares of common stock issuable upon the declaration of accrued dividends on our Series C-1 as of May 15, 2015.
(15)	Includes 763,725 shares of common stock subject to outstanding options that are exercisable within 60 days of May 15, 2015.
(16)	Includes 2,473,118 shares of common stock owned of record by SVP IX. Dr. James Healy, a member of our board of directors, together with Dr. Michael F. Powell, Dr. Srinivas Akkaraju and Dr. Anand Mehra, are the managing members of Sofinnova Management IX, L.L.C., the general partner of SVP IX, and as such, may be deemed to share voting and investment power with respect to such shares. Dr. Healy disclaims beneficial ownership with regard to such shares and other shares as described in this section, except to the extent of his proportionate pecuniary interest therein.
(17)	Includes 1,530,108 shares of common stock owned of record by Venrock Healthcare Capital Partners II, L.P. and 620,430 shares of shares of common stock owned of record by VHCP Co-Investment Holdings II, LLC. Dr. Anders Hove, a member of our board of directors, is a member of the General Partner of the Limited Partnership and a member of the Manager of the Limited Liability Company that directly hold such shares, and as such, may be deemed to share voting and investment power with respect to such shares. Dr. Hove, the Limited Partnership and the Limited Liability Company disclaim beneficial ownership with regard to such shares and other shares as described in this section, except to the extent of their proportionate pecuniary interest in Venrock.

DESCRIPTION OF CAPITAL STOCK

Upon the consummation of this offering, our authorized capital stock will consist of 80,000,000 shares, of which 75,000,000 are designated as common stock with a par value of $0.00033 per share and 5,000,000 of which are designated as preferred stock with a par value of $0.00033 per share.

The following is a summary of our capital stock upon the consummation of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws that will be in effect immediately prior to consummation of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

As of March 31, 2015, there were 14,946,011 shares of common stock outstanding that were held of record by approximately 292 stockholders after giving effect to the conversion of our preferred stock into 11,895,755 shares of common stock and the issuance of 740,256 shares of common stock issuable upon declaration of accrued dividends on our Series C and Series C-1 Preferred Stock immediately prior to the consummation of this offering. In addition, as of March 31, 2015, 4,939,448 shares of our common stock were subject to outstanding options, 135,990 shares of our common stock were issuable upon exercise of outstanding warrants, 463,149 shares of Series C were issuable upon exercise of outstanding warrants and 351,640 shares of Series C-1 were issuable upon exercise of outstanding warrants. There will be           shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options) after giving effect to the sale of the shares of common stock offered by us in this offering.

Common Stock

Voting Rights. Each holder of common stock shall be entitled to one vote for each share on all matters submitted to a vote of the stockholders.

Dividends. Subject to the preferences that may be applicable to any outstanding preferred stock, holders of our common stock shall be entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available for that purpose.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock shall be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

No Preemptive or Similar Rights. Our common stock shall not be subject to preemptive rights, conversion, redemption or sinking fund provisions.

Preferred Stock

Immediately prior to the consummation of this offering, all outstanding shares of our preferred stock will be converted into an aggregate of 11,895,755 shares of common stock. Under our amended and restated certificate of incorporation that will be in effect immediately prior to the consummation of this offering, our board of directors has the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations and restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding. We have no current plans to issue any shares of preferred stock.

Registration Rights

We granted registration rights to holders of our Series C-2 with respect to the shares of common stock issuable upon conversion of the Series C-2 we issued in April 2015. After registration of these shares of common stock pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. These holders may also be able to sell shares without registration pursuant to Rule 144 as described below in “Shares Eligible for Future Sale—Rule 144” of this prospectus.

The holder of warrants to purchase 463,149 shares of our Series C and 244,114 shares of our Series C-1 are entitled to the registration rights described below with respect to the shares of our common stock underlying the shares of our Series C and Series C-1.

Demand Registration. At any time after the one year anniversary of the consummation of this offering, the holders of these warrants are entitled to one request that we register the shares of Series C and Series C-1 underlying the warrants on Form S-3, or if Form S-3 is not available, such other appropriate form. Until the one year anniversary of the effectiveness of the registration statement of which this prospectus forms a part, to the extent we grant more favorable “demand” registration rights to a third party than are set forth above, we must offer the same rights to the holders of the warrants to purchase our Series C and Series C-1.

Piggyback/Incidental Registration Rights. If at any time after the consummation of this offering, the shares of common stock underlying these warrants are not freely tradable without restriction pursuant to Rule 144 promulgated under the Securities Act and we propose to register any of our securities (subject to certain exceptions), we must provide notice of such intention to the warrant holders. Upon request within ten days of the receipt of such notice, we must use our commercially reasonable efforts to register such shares of common stock. We will pay all registration expenses, other than underwriting discounts and selling commissions, and the reasonable fees and expenses, including the reasonable fees and expenses of a single special counsel for the selling stockholders, related to any piggyback registration. In addition to the holders of the warrants to purchase our Series C and Series C-1, Hercules, with respect to its warrants to purchase 107,526 shares of our Series C-1 also has the rights set forth in this paragraph.

Warrants

In connection with the issuance of convertible debt to the New Jersey Economic Development Authority, or the NJEDA, we issued a warrant to purchase 50,001 shares of common stock to the NJEDA in May 2010. The warrant was immediately exercisable upon issuance and expires on May 4, 2020. The exercise price is $1.00 per share.

In connection with the issuance of our Series B-1, we issued warrants to purchase 85,989 shares of common stock from August 2012 to November 2012 to each purchaser of shares of our Series B-1. The warrants were immediately exercisable upon issuance and expire ten years from the date of issuance. The exercise price is $1.75 per share.

On November 10, 2012 we issued warrants to purchase 32,000 shares of our common stock to a third party research provider as consideration for services. The warrants were immediately exercisable upon issuance and expire ten years from the date of issuance. The exercise price is $1.75 per share.

In connection with the issuance of our Series C, we issued warrants to Maxim Group LLC in March, April and May 2013 to purchase 173,335 shares, 236,916 shares and 52,898 shares of Series C, respectively, which were immediately exercisable upon issuance and expire on March 18, 2018, April 7, 2018 and May 7, 2018, respectively. The exercise price is $4.235 per share.

In connection with our financing with Hercules, we issued Hercules a warrant to purchase up to $500,000 of our Series C-1 Preferred Stock. If we consummate a subsequent equity financing for a new series of our preferred stock at a price per share lower than $4.65, then the warrant shall be exercisable into such series of preferred stock at the lowest price per share at which such new series is offered. The warrant will become exercisable into shares of our common stock immediately prior to the consummation of this offering. The warrant expires five years from the consummation of this offering and has piggyback registration rights with respect to the shares of common stock underlying the warrant.

In connection with the issuance of our Series C-1, we issued warrants to Maxim Group LLC on November 3, 2014, November 24, 2014, December 19, 2014, December 30, 2014 and December 31, 2014 to purchase 119,738 shares, 41,421, 56,649, 25,326, and 2,580 shares of Series C-1, respectively, which were immediately exercisable upon issuance and expire on November 4, 2019, November 24, 2019, December 19, 2019, December 30, 2019 and December 31, 2019, respectively. The exercise price is $5.12 per share.

In connection with the issuance of our Series C-2, we issued warrants to Maxim Group LLC on April 6, 2015 to purchase 103,226 shares of Series C-1, which were immediately exercisable upon issuance and expire on April 6, 2020. The exercise price is $5.12 per share.

Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or
•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;
•	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or
•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our certificate of incorporation and bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Certificate of Incorporation and Bylaws. Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws will:

•	permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;
•	provide that the authorized number of directors may be changed only by the board of directors;
•	provide that all vacancies on our board of directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•	divide our board of directors into three classes;
•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder's notice;
•	not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election; and
•	provide that special meetings of our stockholders may be called only by the board of directors.

Listing on the NASDAQ Global Market

We intend to apply for listing of our common stock on the NASDAQ Global Market under the symbol “EDGE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          . The transfer agent and registrar’s address is          .

MATERIAL U.S. FEDERAL INCOME TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a general summary of the material U.S. federal income tax considerations related to the acquisition, ownership and disposition of our common stock to Non-U.S. Holders as of the date hereof.

For the purposes of this discussion, a “Non-U.S. Holder” of our common stock means a holder that is not a U.S. person or an entity treated as a partnership for U.S. federal income tax purposes. The term U.S. person means:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust, if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is not intended to be a complete analysis of all the U.S. federal income tax considerations that may be relevant to Non-U.S. Holders. This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax particular circumstances and does not consider the state, local or non-U.S. tax consequences of an investment in our common stock. It also does not consider Non-U.S. Holders subject to special tax treatment under U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, regulated investment companies, real estate investment trusts, dealers in securities, controlled entities of foreign sovereigns, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, “expatriated entities,” companies subject to the “stapled stock” rules, persons that own or are deemed to own, former U.S. citizens or residents and persons who hold or receive the shares of common stock as compensation). This summary is based on provisions of the Code, applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

This summary is general information only. It is not tax advice. We urge each prospective Non-U.S. Holder to consult their own tax advisor concerning the particular U.S. federal, state, local and non-U.S. income, estate and other tax consequences of the purchase, ownership and disposition of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of shares of our common stock will be considered to be “U.S. trade or business income” if such dividend income or gain is (1) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States; and (2) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a “permanent establishment” or “fixed base” maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as if the recipient were a U.S. person. Any U.S. trade or business income received by a Non-U.S. Holder that is treated as a corporation also may be subject to a “branch profits tax” at a 30% rate, or such lower rate as provided under an applicable income tax treaty.

Distributions

Distributions of cash or property (other than certain stock distributions) that we pay with respect to our common stock (or certain redemptions that are treated as distributions with respect to our shares of common stock) will be taxable as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion in “—Foreign Account Tax Compliance Act (FATCA)” below, a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount of our distributions taxable as dividends or such lower rate as may be specified by an applicable income tax treaty. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS. A Non-U.S. Holder is encouraged to consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our shares, and thereafter will be treated as capital gain. A Non-U.S. Holder’s adjusted tax basis in our shares will generally be equal to the amount the Non-U.S. Holder paid for its shares, reduced by the amount of any distributions treated as a return of capital. See, “—Sale, Exchange or Other Disposition of Our Common Stock” below.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as described above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI (or appropriate substitute or successor form), certifying that the dividends are subject to tax as income effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion in “—Foreign Account Tax Compliance Act (FATCA)” below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax in respect of any gain recognized on a sale, exchange or other disposition of shares of our common stock unless:

•	the gain is U.S. trade or business income, as described above;
•	if a Non-U.S. Holder is an individual and holds shares of our common stock as a capital asset, the Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition but is not treated as a resident of the United States for that year, and certain other conditions are met; or
•	we are or have been during a specified testing period a “United States real property holding corporation” for U.S. federal income tax purposes.

Gain described in the first bullet above will be subject to U.S. federal income tax in the manner described under “—U.S. Trade or Business Income.” Gain described in the second bullet above will be subject to a flat 30% tax (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

In general, a corporation is a “United States real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests generally include land, improvements and associated personal property. We believe that we have not been, and we are not and do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation,” a Non-U.S. Holder, nevertheless, will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock so long as shares of our common stock are “regularly traded on an established securities market” as defined under applicable Treasury regulations and a Non-U.S. Holder owns, actually and constructively, 5% or less of our shares at all times during the shorter of the five-year period ending on the date of disposition and such Non-U.S. Holder’s holding period for our shares. Prospective investors should be aware that no assurance can be given that our shares will be so regularly traded when a Non-U.S. Holder sells its shares of our common stock.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities, the property of which is potentially includible in an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by an individual and with respect to which the individual has retained certain interests or powers), should note that, unless an applicable tax treaty provides otherwise, shares of our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Information Reporting Requirements and Backup Withholding

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty with the United States. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or W-8BEN-E (or appropriate substitute or successor form) or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or though the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies (usually on IRS Form W-8BEN or W-8BEN-E) as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (which we refer to as a United States related person). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a United States related person, the Treasury Regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, with any excess withholding refunded to the Non-US. Holder, provided that the required information is furnished on a timely basis to the IRS.

Foreign Account Tax Compliance Act (FATCA)

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specifically defined in the Code) and certain other non-United States entities. Specifically, a 30% withholding tax may be imposed on dividends and gross proceeds from the sale, exchange or other disposition of our common stock paid to a foreign financial institution or to a non-financial foreign entity unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it may be required to enter into an agreement with the IRS requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders or may be required to comply with reporting and other compliance obligations under an intergovernmental agreement between their country of organization and the U.S. Treasury.

The withholding provisions above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from the sale or disposition of stock on or after January 1, 2017. Non-U.S. Holders are urged to consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

After the consummation of this offering, approximately           shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining           shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	approximately restricted shares will be eligible for immediate sale upon the completion of this offering; and
•	approximately restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements at least 180 days after the date of this offering.

Rule 144

In general, under Rule 144 under the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided that current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the consummation of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and
•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, certain holders of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701 under the Securities Act, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under a written compensatory stock or option plan or other written agreement in compliance with Rule 701 may be resold, by:

•	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of March 31, 2015, options to purchase a total of 4,939,448 shares of common stock were outstanding, of which 2,108,221 were vested. Of the total number of shares of our common stock issuable under these options,           are subject to contractual lock-up agreements with the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-up Agreements

In connection with this offering, holders of     % of our fully-diluted equity securities, including our officers and directors and us, have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC and Leerink Partners LLC; provided, however, that if the release is granted for one of our officers or directors, (i) Credit Suisse Securities (USA) LLC and Leerink Partners LLC, on behalf of the underwriters, agree that at least three business days before the effective date of the release or waiver, Credit Suisse Securities (USA) LLC and Leerink Partners LLC, on behalf of the underwriters, will notify us of the impending release or waiver, and (ii) we are obligated to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Credit Suisse Securities (USA) LLC and Leerink Partners LLC have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Following the 180 day lock-up period, and assuming that the representatives of the underwriters do not release any parties from these agreements prior to the end of the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights

Upon completion of this offering, the holders of        shares of common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement upon which such shares were registered. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act after the consummation of this offering to register the shares of our common stock that are issuable pursuant to our 2010 Equity Incentive Plan, our 2012 Equity Incentive Plan, our 2014 Equity Incentive Plan and our 2014 Employee Stock Purchase Plan. The registration statements are expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , 2015, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Leerink Partners LLC are acting as representatives, the following respective numbers of shares of our common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Leerink Partners LLC
Wells Fargo Securities, LLC
Janney Montgomery Scott LLC
Maxim Group LLC
Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase up to      additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase its portion of the over-allotment shares pro rata to the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described above.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus less a selling concession of $     per share. After the initial public offering the representatives may change the public offering price and selling concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts and commissions	$	$	$	$
Expenses payable

We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $     , as set forth in the underwriting agreement. We will also pay Maxim Group LLC a $125,000 fee for its role as financial advisor in this offering.

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of our common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Leerink Partners LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to the conversion or exchange of convertible or exchangeable securities outstanding on the date hereof or the exercise of warrants or options outstanding on the date hereof, grants of employee stock options pursuant to our existing plans or issuances pursuant to the exercise of such employee stock options.

Our officers and directors and holders of substantially all of our currently outstanding stock and options have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Leerink Partners LLC for a period of 180 days after the date of this prospectus; provided, however, that if the release is granted for one of our officers or directors, (i) Credit Suisse Securities (USA) LLC and Leerink Partners LLC, on behalf of the underwriters, agree that at least three business days before the effective date of the release or waiver, Credit Suisse Securities (USA) LLC and Leerink Partners LLC, on behalf of the underwriters, will notify us of the impending release or waiver, and (ii) we are obligated to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;
•	transfers of shares as a bona fide gift, transfers of shares or other of our securities to an immediate family member or affiliate of the lock-up signatory, a trust or limited family partnership for the benefit of the lock-up signatory or members of the lock-up signatory's immediate family, to any entity, all of the beneficial ownership interests of which are held exclusively by the lock-up signatory or one or more immediate family members of the lock-up signatory, or distributions to partners, members or stockholders of the lock-up signatory, in each case in a transaction not involving a disposition for value; provided that (i) each transferee or recipient agrees to be bound in writing by the restrictions described above, (ii) to the extent the lock-up signatory retains any interest in the shares, the shares shall remain subject to the restrictions described above and (iii) no filing or public announcement under the Exchange Act shall be required or voluntarily made in connection with such event, other than a filing on a Securities and Exchange Commission Form 5 (“Form 5”) made after the expiration of the lock-up period;
•	transfers of shares by will or intestate succession to a member of the immediate family of the lock-up signatory; provided that (i) each transferee or recipient agrees to be bound in writing by the restrictions described above and (ii) to the extent the lock-up signatory retains any interest in the shares, the shares shall remain subject to the restrictions described above;
•	surrender or forfeiture of shares to us to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards, provided that no filing or public announcement under the Exchange Act shall be required or voluntarily made in connection with the surrender or forfeiture other than a filing on a Securities and Exchange Commission Form 4 that reports such surrender or forfeiture under the transaction code “F”;
•	transactions relating to shares acquired in open market transactions after the date of this prospectus, provided that no filing or public announcement under the Exchange Act shall be required or voluntarily made in connection with such event, other than a filing on a Form 5 made after the expiration of the lock-up period; or
•	the entering into by the lock-up signatory of a written trading plan pursuant to Rule 10b5-1 of the Exchange Act during the lock-up period, provided that no sales of the lock-up signatory's shares shall be made pursuant to such plan prior to the expiration of the lock-up period and no public announcement or filing under the Exchange Act is made by or on behalf of the lock-up signatory or us regarding the establishment of such plan.

Credit Suisse Securities (USA) LLC and Leerink Partners LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described in the preceding paragraph in whole or in part at any time with or without notice; provided that if the party released is one of our officers or directors, (i) Credit Suisse Securities (USA) LLC and Leerink Partners LLC will give us notice at least three business days before the effective date of the release or waiver and (ii) we must announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. The agreements do not contain any pre-established conditions to the waiver by Credit Suisse Securities (USA) LLC and Leerink Partners LLC on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of our common stock on The NASDAQ Global Market under the symbol “EDGE”.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

The shares of our common stock are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of our common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the shares of our common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For instance, Maxim Group LLC was the placement agent for our Series C and Series C-1 financings in March 2013 and November 2014 and December 2014, respectively, and is a co-manager and financial advisor in this offering. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts.

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and for the shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Dechert LLP, New York, New York. Goodwin Procter LLP, Boston, Massachusetts is counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements of Edge Therapeutics, Inc. as of December 31, 2013 and 2014, and for the years then ended, have been included in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: Edge Therapeutics, Inc., 200 Connell Drive, Suite 1600, Berkeley Heights, NJ 07922 or (800) 208-3343.

Upon completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at http://www.edgetherapeutics.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Edge Therapeutics, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders Edge
Therapeutics, Inc.:

We have audited the accompanying balance sheets of Edge Therapeutics, Inc. (the Company) as of December 31, 2014 and 2013, and the related statements of operations, convertible preferred stock and change in stockholders’ (deficit) equity and cash flows for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edge Therapeutics, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Short Hills, New Jersey
April 13, 2015

EDGE THERAPEUTICS, INC.

Balance Sheets

	December 31, 2014	December 31, 2013	March 31, 2015	Pro Forma March 31, 2015
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$13,728,972	$7,858,169	$12,295,667	$12,295,667
Other receivable	—	459,018	—	—
Prepaid Expenses and other current assets	307,629	212,632	457,597	457,597
Deferred issuance costs	1,405,396	—	1,423,355	1,423,355
Total current assets	15,441,997	8,529,819	14,176,619	14,176,619

Property and equipment, net	1,443,982	140,045	1,603,790	1,603,790
Other assets	160,682	63,928	139,666	139,666
Total assets	$17,046,661	$8,733,792	$15,920,075	$15,920,075

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY LIABILITIES
Current liabilities:
Accounts payable	$2,045,782	$1,086,806	$1,298,030	$1,298,030
Accrued expenses	1,582,162	701,437	2,167,489	2,167,489
Short Term Debt	265,265	—	1,075,066	1,075,066
Total current liabilities	3,893,209	1,788,243	4,540,585	4,540,585
Noncurrent liability:
Warrant liability	1,671,106	1,614,504	1,767,298	1,767,298
Long Term Debt	2,527,686	—	4,752,716	4,752,716
Convertible preferred stock, 17,000,000 shares authorized at March 31, 2015
Series C-1 - 7,000,000 shares authorized, 3,558,890 shares issued and outstanding (liquidation preference $21,146,419 at March 31, 2015 and $20,819,976 at December 31, 2014)	14,660,944		14,989,517
Series C - 6,000,000 shares authorized, 4,697,314 shares issued and outstanding (liquidation preference $25,485,591 at March 31, 2015 and $25,128,853 at December 31, 2014)	17,861,076	16,414,303	18,217,814
Series B-1 - 500,000 shares authorized at March 31, 2015 and December 31, 2014, 359,935 Series B-1 shares issued and outstanding (liquidation preference $629,886 at March 31, 2015 and December 31, 2014)	477,191	477,191	477,191
Series B - 2,500,000 shares authorized, 2,415,116 shares issued and outstanding (liquidation preference $3,018,895 at March 31, 2015 and December 31, 2014)	2,991,979	2,991,979	2,991,979
Series A - 1,000,000 shares authorized, 864,500 shares issued and outstanding (liquidation preference $864,500 at March 31, 2015 and December 31, 2014)	797,219	797,219	797,219

STOCKHOLDERS’ (DEFICIT) EQUITY
Common stock, $0.00033 par value, 35,000,000 shares authorized at March 31, 2015 and December 31, 2014, 2,310,000 shares issued and outstanding at March 31, 2015 and December 31, 2014	770	770	770	4,932
Additional paid-in capital	1,984,399	686,414	2,355,570	39,825,128
Accumulated deficit	(29,818,918)	(16,036,831)	(34,970,584)	(34,970,584)
Total stockholders’ (deficit) equity	(27,833,749)	(15,349,647)	(32,614,244)	4,859,476
Total liabilities and stockholders’ (deficit) equity	$17,046,661	$8,733,792	$15,920,075	$15,920,075

See accompanying notes to the financial statements.

EDGE THERAPEUTICS, INC.

Statements of Operations

	Year Ended December 31,		Three Months Ended March 31,
	2014	2013	2015	2014
			(unaudited)	(unaudited)
Operating expenses:
Research and development expenses	$8,473,522	$4,484,367	$2,871,239	$1,305,271
General and administrative expenses	4,720,661	2,003,992	1,311,030	1,159,332
Total operating expenses	13,194,183	6,488,359	4,182,269	2,464,603
Loss from operations	(13,194,183)	(6,488,359)	(4,182,269)	(2,464,603)
Other income (expense):
Warrant remeasurement	582,360	(854,336)	(96,192)	(49,307)
Interest income	2,941	3,951	139	1,181
Interest expense	(183,179)	(3,354)	(190,163)	—
Loss before income taxes	(12,792,061)	(7,342,098)	(4,468,485)	(2,512,729)
Benefit for income taxes	590,675	459,018	—	—
Net loss	(12,201,386)	(6,883,080)	(4,468,485)	(2,512,729)
Cumulative dividend on Series C and C-1 convertible preferred stock	(1,580,701)	(1,076,256)	(683,181)	(356,738)
Net loss attributable to common stockholders	$(13,782,087)	$(7,959,336)	$(5,151,666)	$(2,869,467)
Loss per share attributable to common stockholders
basic and diluted	$(5.97)	$(3.45)	$(2.23)	$(1.24)
Weighted average common shares outstanding basic and diluted	2,310,000	2,310,000	2,310,000	2,310,000
Unaudited pro forma net loss
Unaudited pro forma net loss per share of common stock basic and diluted
Unaudited pro forma basic and diluted weighted average shares of common stock outstanding

See accompanying notes to the financial statements.

EDGE THERAPEUTICS, INC.

Statements of Convertible Preferred Stock and Changes in Stockholders’ (Deficit) Equity

	Preferred Stock - Series A		Preferred Stock - Series B		Preferred Stock - Series B-1		Preferred Stock - Series C		Preferred Stock - Series C-1		Common Stock		Additional Paid-in Capital	Deficit Accumulated	Total
	Shares Issued	Amount	Shares Issued	Amount	Shares Issued	Amount	Shares Issued	Amount	Shares Issued	Amount	Shares Issued	Amount
Balance - January 1, 2013	864,500	$797,219	2,415,116	$2,991,979	359,935	$477,191	—	$—	—	$—	2,310,000	$770	$426,053	$(8,077,495)	$(7,650,672)
Issuance of Series C Preferred Stock, net of issuance costs of $2,746,612	—	—	—	—	—	—	4,631,505	15,084,682	—	—	—	—	—	—	—
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	260,361	—	260,361
Conversion of loans payable to Series C Preferred Stock	—	—	—	—	—	—	65,809	253,365	—	—	—	—	—	—	—
Dividend Payable Series C Preferred Stock	—	—	—	—	—	—	—	1,076,256	—	—	—	—	—	(1,076,256)	(1,076,256)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,883,080)	(6,883,080)
Balance - December 31, 2013	864,500	797,219	2,415,116	2,991,979	359,935	477,191	4,697,314	16,414,303	—	—	2,310,000	770	686,414	(16,036,831)	(15,349,647)
Issuance of Series C-1 Preferred Stock, net of issuance costs of $2,022,025	—	—	—	—	—	—	—	—	3,558,890	14,527,016	—	—	—	—	—
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	1,297,985	—	1,297,985
Dividend Series C Preferred Stock	—	—	—	—	—	—	—	1,446,773	—	—	—	—	—	(1,446,773)	(1,446,773)
Dividend Series C-1 Preferred Stock	—	—	—	—	—	—	—	—	—	133,928	—	—	—	(133,928)	(133,928)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,201,386)	(12,201,386)
Balance - December 31, 2014	864,500	797,219	2,415,116	2,991,979	359,935	477,191	4,697,314	17,861,076	3,558,890	14,660,944	2,310,000	770	1,984,399	(29,818,918)	(27,833,749)
Other	—	—	—	—	—	—	—	—	—	2,130	—	—	—	—	—
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	371,171	—	371,171
Dividend Series C Preferred Stock	—	—	—	—	—	—	—	356,738	—	—	—	—	—	(356,738)	(356,738)
Dividend Series C-1 Preferred Stock	—	—	—	—	—	—	—	—	—	326,443	—	—	—	(326,443)	(326,443)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,468,485)	(4,468,485)
Balance -March 31, 2015 (unaudited)	864,500	$797,219	2,415,116	$2,991,979	359,935	$477,191	4,697,314	$18,217,814	3,558,890	$14,989,517	2,310,000	$770	$2,355,570	$(34,970,584)	$(32,614,244)

See accompanying notes to the financial statements.

EDGE THERAPEUTICS, INC.

Statements of Cash Flows

	Year Ended December 31,		Three Months Ended March 31,
	2014	2013	2015	2014
			(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(12,201,386)	$(6,883,080)	$(4,468,485)	$(2,512,729)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	1,297,985	260,361	371,171	238,000
Warrant remeasurement	(582,360)	854,336	96,192	49,307
Depreciation expense	31,229	4,444	9,287	7,851
Amortization of debt discount	35,288	—	26,467	—
Non-cash interest expense	6,384	—	8,364	—
Changes in assets and liabilities:
Other receivable	459,018	(459,018)	—	459,018
Prepaid expenses and other assets	(96,754)	(261,332)	(62,576)	14,195
Accounts payable	526,869	(1,661,421)	(760,670)	(38,135)
Accrued expenses	808,514	100,817	515,227	(351,494)
Net cash (used in) operating activities	(9,715,213)	(8,044,893)	(4,265,023)	(2,133,987)
Cash flows from investing activities:
Purchases of property and equipment	(884,793)	(136,894)	(86,078)	(5,169)
Net cash (used in) investing activities	(884,793)	(136,894)	(86,078)	(5,169)

Cash flows from financing activities:
Proceeds from convertible note payable	—	100,000	—	—
Proceeds from issuance of debt	3,000,000	—	3,000,000	—
Payments for deferred issuance costs	(1,351,450)	—	(50,890)	(10,250)
Payments for debt issuance costs	(94,998)	—	—	—
Payments on note payable to stockholders	—	(22,052)	—	—
Proceeds from issuance of preferred stock, net of issuance costs	14,917,257	15,821,075	(31,314)	—
Net cash (used in) provided by financing activities	16,470,809	15,899,023	2,917,796	(10,250)
Net increase (decrease) in cash	5,870,803	7,717,236	(1,433,305)	(2,149,406)
Cash and cash equivalents at beginning of year	7,858,169	140,933	13,728,972	7,858,169
Cash and cash equivalents at end of year	$13,728,972	$7,858,169	$12,295,667	$5,708,763
Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$82,729	$94	$104,500	$—
Income taxes	$—	$1,759	$—	$—
Supplemental cash flow information:
Conversion of notes payable and accrued interest to preferred stock	$—	$253,365	$—	$—
Deferred issuance costs included in accrued expenses and accounts payable	$53,946	$—	$21,015	$999,865
Accrued capital expenditues included in accrued expenses	$450,373	$—	$83,018	$—

See accompanying notes to the financial statements.

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited)

Note 1 - Nature of Operations Nature of operations:

Edge Therapeutics, Inc. (the Company) is a clinical-stage biotechnology company that discovers, develops and seeks to commercialize novel, hospital-based therapies capable of transforming treatment paradigms in the management of acute, life-threatening neurological conditions. The Company’s product candidates utilize its proprietary, programmable, biodegradable polymer-based development platform (the PrecisaTM development platform), a novel delivery mechanism that enables targeted and sustained drug exposure and avoids the dose-limiting side effects associated with the current standard of care.

From the Company’s inception, it has devoted substantially all of its efforts to business planning, engaging regulatory, manufacturing and other technical consultants, acquiring operating assets, planning and executing clinical trials and raising capital. The Company’s future operations are highly dependent on a combination of factors, including (i) the success of its research and development; (ii) the development of competitive therapies by other biotechnology and pharmaceutical companies, and, ultimately; (iii) regulatory approval and market acceptance of the Company’s proposed future products.

Note 2 - Summary of Significant Accounting Policies

(A)	Unaudited Interim Financial Statements:

The accompanying consolidated interim financial statements as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 and the related interim information contained within the notes to the consolidated financial statements are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. In the opinion of the Company’s management, the accompanying unaudited interim consolidated financial statements contain all adjustments which are necessary to present fairly the Company’s financial position as of March 31, 2015 and the results of its operations and cash flows for the three months ended March 31, 2015 and 2014. Such adjustments are of a normal and recurring nature. The results for the three months ended March 31, 2015 are not indicative of the results for the year ending December 31, 2015, or for any future period.

(B)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C)	Prior period reclassifications:

Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year presentation.

(D)	Significant risks and uncertainties:

The Company’s operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include, but are not limited to: the results of clinical testing and trial activities of the Company’s product candidates, the Company’s ability to obtain regulatory approval to market its products, competition from products manufactured and sold or being developed by other companies, the price of, and demand for, Company products if approved for sale, the Company’s ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products, and the Company’s ability to raise capital.

The Company currently has no commercially approved products and there can be no assurance that the Company’s research and development programs will be successfully commercialized. Developing and commercializing a product requires significant time and capital and is subject to regulatory review and approval as well as competition from other biotechnology and pharmaceutical companies. The Company operates in an environment of rapid change and is dependent upon the continued services of its employees and consultants and obtaining and protecting its intellectual property.

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

(E)	Cash equivalents and concentration of cash balance:

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

(F)	Property and equipment:

Property and equipment is recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life or term of the underlying lease. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

(G)	Revenue recognition:

Revenue from grants is recorded as earned based on actual costs incurred. In 2010, the Company received a grant of $500,000 from the New Jersey Commission of Science and Technology (NJCST) and a grant of $19,600 from the NJ Institute of Technology Economic Development Center Seed Fund. There have been no active grants since 2010.

(H)	Research and development:

Costs incurred in connection with research and development activities are expensed as incurred. These costs include licensing fees to use certain technology in the Company’s research and development projects as well as fees paid to consultants and various entities that perform certain research and testing on behalf of the Company.

Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data, such as patient enrollment, clinical site activations or information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred.

(I)	Stock-based compensation:

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model on a retrospective basis to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Grants to non-employees are expensed at the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached and (ii) the date at which the counterparty’s performance is complete. Performance is typically completed quarterly. Non-employee awards were not material for the years ended December 31, 2014 and 2013.

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

(J)	Income taxes:

The Company provides for deferred income taxes under the asset and liability method, which requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to net operating loss carryforwards and for differences between the financial statement carrying amounts and the respective tax bases of assets and liabilities. Deferred tax assets are reduced if necessary by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(K)	Unaudited pro forma presentation:

The unaudited pro forma balance sheet as of March 31, 2015 reflects the automatic conversion of all outstanding shares of Series A, B, B-1, C and C-1 convertible preferred stock into 11,895,755 shares of common stock and the issuance of 740,256 shares of common stock in respect of Series C and Series C-1 accrued dividends.

The unaudited pro forma net loss per share is computed using the weighted-average number of shares of common stock outstanding after giving pro forma effect to the conversion of all issued and outstanding shares of Preferred Stock during the three months ended March 31, 2015 and the year ended December 31, 2014 into shares of common stock as if such conversion had occurred at January 1, 2014, or the date of original issuance, if later.

(L)	Net loss per common share:

Basic and diluted net loss per common share is determined by dividing net loss attributable to common stockholders by the weighted average common shares outstanding during the period. For all periods presented, the common shares underlying the preferred stock, common stock options and warrants have been excluded from the calculation because their effect would be anti-dilutive. Therefore, the weighted average shares outstanding used to calculate both basic and diluted loss per common share are the same.

The following potentially dilutive securities have been excluded from the computations of diluted weighted average shares outstanding as they would be anti-dilutive:

	As of March 31,		As of December 31,
	2015	2014	2014	2013
	(unaudited)
Stock options to purchase Common Stock	4,939,448	3,283,448	3,345,948	2,727,004
Convertible preferred stock to purchase Common Stock	11,895,755	8,336,865	11,895,755	8,336,865
Warrants to purchase Common Stock	135,990	135,990	135,990	135,990
Warrants to purchase Series C Preferred Stock	463,149	463,149	463,149	463,149
Warrants to purchase Series C-1 Preferred Stock	351,640	—	351,640	—
Total	17,785,982	12,219,452	16,192,482	11,663,008

The unaudited pro forma net loss per common share is computed using the weighted average number of common shares outstanding and assumes the conversion of all outstanding shares of the Company’s Series A, B, B-1, C and C-1 convertible preferred stock into 11,895,755 shares of common stock and the issuance of 740,256 shares of common stock in respect of Series C and Series C-1 accrued dividends into           weighted average shares of common stock upon the closing of the Company’s planned initial public offering (IPO) of its common stock, as if they had occurred at the beginning of the period or date of issuance. Accordingly, net loss applicable to common stockholders is adjusted to remove all preferred stock dividends. The Company believes the unaudited pro forma net loss per common share provides material information to investors, as all such adjustments, will occur upon the closing of the IPO, and the disclosure of pro forma net loss per common share provides an indication of net loss per common share that is comparable to what will be reported by the Company as a public company following the closing of the IPO.

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per common share:

	Three Months Ended March 31, 2015	Year Ended December 31, 2014
	(unaudited)	(unaudited)
Numerator:
Net loss applicable to common shareholders	$(5,151,666)	$(13,782,087)
Cumulative dividends on Series C and C-1 preferred stock	683,181	1,580,701
Pro forma net loss applicable to common shareholders	$(4,468,485)	$(12,201,386)
Denominator:
Weighted average common shares outstanding	2,310,000	2,310,000
Effect of pro forma adjustments:
Conversion of convertible preferred stock, weighted average
Issuance of shares in respect of Series C accrued dividends
Issuance of shares in respect of Series C-1 accrued dividends
Shares used in computing unaudited pro forma basic and diluted average shares of common stock outstanding

Unaudited pro forma net loss per share of common stock basic and diluted	$—	$—
(M)	Deferred costs:

Deferred offering costs, which primarily consist of direct incremental legal and accounting fees relating to the IPO are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. Debt issuance costs are amortized using the effective interest rate method and amortized to interest expense over the term of the debt. Debt issuance costs are reflected as other assets in the consolidated balance sheets.

(N)	Fair value of financial instruments:

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

•	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active). Level 2 includes financial instruments that are valued using models or other valuation methodologies.
•	Level 3 — Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets for other receivables, accounts payable, accrued expenses and debt approximate their fair value based on the short-term maturity of these instruments. The warrant liability is recorded at fair value with changes in fair value reflected in the statement of operations.

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

(O)	Recently adopted standards:

In June 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation.” The new standard eliminates the concept of a development stage entity (“DSE”) from US GAAP. Therefore, the current incremental reporting requirements for a DSE, including inception-to-date information, will no longer apply. This standard is effective for annual reporting periods beginning after December 15, 2014. Pursuant to the ASU, the Company has elected to early adopt this guidance and as a result, no longer discloses inception-to-date information.

Note 3 – Fair Value of Financial Instruments

	Fair Value Measurements at Reporting Date Using
	Total	Quoted Prices in Active Markets (Level 1)	Quoted Prices in Inactive Markets (Level 2)	Significant (Level 3)
As of March 31, 2015: (unaudited)
Cash and cash equivalents	$12,295,667	$12,295,667	$—	$—
Warrant Liability	$1,767,298	$—	$—	$1,767,298

As of December 31, 2014:
Cash and cash equivalents	$13,728,972	$13,728,972	$—	$—
Warrant Liability	$1,671,106	$—	$—	$1,671,106

As of December 31, 2013:
Cash and cash equivalents	$7,858,169	$7,858,169	$—	$—
Warrant Liability	$1,614,504	$—	$—	$1,614,504

There were no transfers between Levels 1, 2, or 3 during 2015, 2014 or 2013.

Level 3 instruments consist of the Company’s Series C and Series C-1 convertible preferred stock warrant liability and common stock warrant liability. The fair values of the outstanding warrants were measured using the Black-Scholes option-pricing model (Note 8). Inputs used to determine estimated fair value of the warrant liabilities include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. The significant unobservable inputs used in the fair value measurement of the warrant liabilities are the fair value of the underlying stock at the valuation date and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

Warrant Liability
Fair value as of December 31, 2012	$27,139
Fair value of warrants issued	733,029
Change in fair value	854,336
Fair value as of December 31, 2013	1,614,504
Fair value of warrants issued	638,962
Change in fair value	(582,360)
Fair value as of December 31, 2014	1,671,106
Change in fair value (unaudited)	96,192
Fair value as of March 31, 2015 (unaudited)	$1,767,298

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

Note 4 - Property and Equipment

Property and equipment is summarized as follows:

	March 31,	December 31,
	2015	2014	2013
	(unaudited)
Property and equipment	$105,166	$103,776	$98,606
Leasehold improvements	109,531	48,486	48,486
Construction in process	1,436,656	1,329,996	—
Total furniture and equipment	1,651,353	1,482,258	147,092
Less accumulated depreciation	(47,563)	(38,276)	(7,047)
Total furniture and equipment, net	$1,603,790	$1,443,982	$140,045

Depreciation expense was $31,229 and $4,444 for the years ended December 31, 2014 and 2013, and $9,287 for the three months ended March 31, 2015 (unaudited).

Note 5 – Accrued Expenses

Accrued expenses and other liabilities consist of the following:

	March 31,	December 31,
	2015	2014	2013
	(unaudited)
Accrued research and development costs	$477,371	$471,267	$100,000
Accrued professional fees	268,379	318,649	192,300
Accrued compensation	210,178	600,000	300,000
Accrued other	1,170,572	149,738	98,689
Deferred rent	40,989	42,508	10,448
Total	$2,167,489	$1,582,162	$701,437

Note 6 - Convertible Notes Payable

New Jersey Economic Development Authority:

On May 3, 2010, the Company issued a $100,000 unsecured convertible note to the New Jersey Economic Development Authority (“NJEDA”), which was scheduled to mature on May 1, 2020. Interest was scheduled to accrue for the first sixty (60) months followed by five years of monthly payments consisting of principal and interest. The interest rate was fixed at 2% per annum. The total of the loan plus accrued interest of $102,645 converted on December 31, 2011 into 82,116 shares of Series B Convertible Preferred Stock.

In connection with this note, the Company issued a warrant to NJEDA to purchase 50,001 shares of Common Stock at an exercise price of $1.00 per share, which expires on May 3, 2020. The Company recorded $12,224 of a debt discount related to the issuance of this warrant, based upon a calculation of the fair value of the warrants. In the event the Company issues additional shares of stock or convertible securities at a purchase price or exercise price lower than the warrant exercise price, such exercise price shall be adjusted. This warrant was recorded as a liability with adjustments to fair value recorded in the statement of operations.

Convertible Promissory Bridge Note:

On December 19, 2012, the Company entered into a loan agreement with the Chairman of its Board of Directors (the “Board”) who agreed to extend financing to the Company in the aggregate principal amount of up to $400,000. The loan was structured as a convertible promissory notes bearing interest at 7% per annum through July 31, 2013. All outstanding principal and any accrued but unpaid interest would be converted upon maturity

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

into shares of Series B-1 Convertible Preferred Stock at a price per share of $1.75 (which was the issuance price of the Series B-1 Convertible Preferred Stock), or if a qualified financing occurred, into shares of Series C Convertible Preferred Stock at a price per share equal to the price per share paid in such financing, which was

$3.85. Pursuant to this loan agreement, on December 19, 2012 the Company received $150,000. On February 4, 2013, an additional $100,000 was received. In connection with the sale of Series C Convertible Preferred Stock in 2013, the aggregate liability of $253,365, including accrued interest, was converted into 65,809 shares of Series C Convertible Preferred Stock at $3.85 per share.

Note 7 - Capital Structure

The Company’s capital structure consists of Common Stock and convertible preferred stock (“Convertible Preferred Stock”) with certain rights and privileges summarized below.

At December 31, 2014 and March 31, 2015 (unaudited), the Company had authorized 35,000,000 shares of Common Stock and 17,000,000 shares of Convertible Preferred Stock, of which shares 1,000,000 were designated as Series A, 2,500,000 as Series B, 500,000 as Series B-1, 6,000,000 as Series C and 7,000,000 as Series C-1.

At December 31, 2013 the Company had authorized 17,500,000 shares of Common Stock and 10,000,000 shares of Convertible Preferred Stock, of which shares 1,000,000 were designated as Series A, 2,500,000 as Series B, 500,000 as Series B-1 and 6,000,000 as Series C.

Common Stock:

The holders of the Company’s Common Stock are entitled to liquidation proceeds pari passu with the holders of shares of Convertible Preferred Stock after all liquidation preferences for the Convertible Preferred Stock are satisfied. The holders of Common Stock are entitled to one vote for each share held.

Note 8 - Convertible Preferred Stock

The Company sold Convertible Preferred Stock as follows:

Issue Date	Series	Number of Shares	Price per Share	Proceeds (in thousands)	Common Stock Conversion Price	Common shares on conversion	Offer Costs (in thousands)
2009	A	390,486	$1.00	$390	$1.00	390,486	$25
2010	A	474,014	$1.00	$474	$1.00	474,014	$43
2011	B	2,333,000	$1.25	$2,916	$1.25	2,333,000	$27
2011(1)	B	82,116	$1.25	$103	$1.25	82,116	—
2012	B-1	359,935	$1.75	$630	$1.75	359,935	$153
2013	C	4,631,505	$3.85	$17,831	$3.85	4,631,505	$2,747
2013(2)	C	65,809	$3.85	$253	$3.85	65,809	—
2014	C-1	3,558,890	$4.65	$16,549	$4.65	3,558,890	$2,022

(1)	Conversion of $100,000 NJEDA Note plus accrued interest of $2,645.
(2)	Conversion of $250,000 promissory note plus accrued interest of $3,365.

Offering costs associated with each issuance were recorded against such proceeds.

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

2012 Warrants

In connection with the sale of Series B-1 Convertible Preferred Stock, the Company issued warrants to purchase 53,989 shares of Common Stock to these stockholders at an exercise price of $1.75 per share, with expiration dates through November 19, 2017. These warrants had a fair value of approximately $0.30 per share or $16,300 in the aggregate, which was calculated using the Black-Scholes option pricing model and based upon the following assumptions:

Volatility	88%
Risk-Free Interest Rate	2.0%
Expected Term in Years	5
Dividend Rate	0.00%

2013 Warrants

As compensation for their placement agent services in connection with the sale of Series C Convertible Preferred Stock, Maxim Group LLC received a 9% cash commission of $1,629,823 and warrants with an initial fair value of $733,029 to purchase 463,149 shares of Series C Convertible Preferred Stock.

The warrants issued to Maxim Group LLC have a strike price of $4.235 per share and expire on May 8, 2018. The fair value of the warrants was recorded as a liability with adjustments to fair value recorded in the statement of operations and was calculated utilizing the Black-Scholes option-pricing model and based on assumptions as described below.

Volatility	89.9% to 90.7%
Risk-Free Interest Rate	0.68% to 0.84%
Expected Term in Years	5
Dividend Rate	8.00%

2014 Warrants

As compensation for their placement agent services in connection with the sale of Series C-1 Convertible Preferred Stock, Maxim Group LLC received a 8% cash commission of $1,229,531 and warrants with an initial fair value of $390,241 to purchase 244,114 shares of Series C-1 Convertible Preferred Stock.

The warrants issued to Maxim Group LLC have a strike price of $5.12 per share and expire on December 30, 2019. The fair value of the warrants was recorded as a liability with adjustments to fair value recorded in the statement of operations and was calculated utilizing the Black-Scholes option-pricing model and based on assumptions as described below.

Volatility	75.0%
Risk-Free Interest Rate	1.62% to 1.72%
Expected Term in Years	5
Dividend Rate	8.00%

In connection with the loan agreement, (see Note 12) the Company issued to the lender a warrant to purchase up to $500,000 of its Series C Preferred Stock, or Series C-1 Preferred Stock, with an exercise price equal to such Series C-1 issue price if it issued at least $2,000,000 in Series C-1 Preferred Stock in a subsequent equity financing on or before December 31, 2014, which subsequently occurred in November 2014. The warrant initially had an exercise price of $3.85 per share of Series C Preferred Stock and was converted to a warrant with an exercise price of $4.65 per share of Series C-1 Preferred Stock in November 2014. If the Company consummates a subsequent equity financing for a new series of its preferred stock at a price per share lower than the Series C-1 Preferred Stock, then the warrant shall be exercisable into such series of preferred stock at the lowest price per share at which such new series is offered. The warrant will become exercisable into shares of common stock immediately prior to the consummation of the IPO. The warrant expires on the earlier of five years after the IPO or August 28, 2024.

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

The warrant had an initial fair value of $248,722 and was exercisable for 129,870 shares of Series C Convertible Preferred Stock. In November 2014, the warrant was converted and had a fair value of $156,847 and is exercisable for 107,526 shares of Series C-1 Convertible Preferred Stock.

The fair value of the warrant was recorded as a liability and the debt liability was recorded net of the initial fair value amount. Adjustments to fair value are recorded in the statement of operations and are calculated utilizing the Black-Scholes option-pricing model. The initial fair value of the warrant is based on assumptions as described below.

Volatility	75.6%
Risk-Free Interest Rate	2.37%
Expected Term in Years	10
Dividend Rate	8.00%

Voting Rights

Holders of shares of Series A, Series B, Series B-1, Series C and Series C-1 Convertible Preferred Stock are entitled to vote on as if converted to Common Stock basis, except that certain defined transactions require specific Series A, Series B, Series B-1, Series C and Series C-1 stockholder approval pursuant to their respective rights.

Liquidation Preferences

In the event that the Company shall liquidate, dissolve or wind up, whether voluntarily or involuntarily, or sell all or substantially all of its assets, or sell the Company or a controlling interest in the Company or if certain events deemed to be a liquidation occur (a “Liquidation Event”), then first, the holders of shares of Series C and Series C-1 Convertible Preferred Stock shall be entitled to receive, in preference to all other holders of Convertible Preferred Stock, 125% of the respective original purchase price of the shares of Series C or Series C-1 Convertible Preferred Stock, plus all accrued and unpaid dividends, and second, the holders of shares of Series A, Series B and Series B-1 Convertible Preferred Stock shall be entitled to receive, in preference to the holders of the shares of Common Stock, the respective original purchase prices of the shares of Series A, Series B and Series B-1 Convertible Preferred Stock in proportion to the full preferential amount that all shares of the Series A, Series B and Series B-1 Convertible Preferred Stock are entitled to receive. Following such payments, any remaining undistributed assets shall be shared ratably with all preferred stockholders on an “as if converted to common stock” basis with the common stockholders. The Convertible Preferred Stock is not redeemable.

Dividends

The holders of the Series C and Series C-1 Convertible Preferred Stock are entitled to receive, when, as and if declared by the board, cumulative dividends at the rate of 8% of the original purchase price per annum. The Series C and Series C-1 dividends accrue from the date of issuance and are payable semi-annually on January 1 and July 1 in cash or common stock at the Company’s option. In accordance with accounting literature, Series C and Series C-1 dividends since the date of issuance have been accrued though no dividends have been declared by the Board through March 31, 2015 (unaudited).

The other series of Convertible Preferred Stock have no dividend requirement. If dividends were declared then preference is given in order to the Series B-1, Series B, and Series A. Such dividends shall only be payable when, and if declared and are not cumulative. Through March 31, 2015 (unaudited), the Company has not declared any dividends.

Conversion Rights

The holders of shares of Series A, Series B, Series B-1, Series C and Series C-1 Convertible Preferred Stock have the right to convert all or a portion of such shares at any time into shares of Common Stock. Shares of Series A, Series B, Series B-1, Series C and Series C-1 Convertible Preferred Stock are convertible into shares of Common Stock at a factor multiplied by the original purchase price, which is $1.00, $1.25, $1.75, $3.85 and $4.65 per share for Series A, Series B, Series B-1, Series C and Series C-1 Convertible Preferred Stock,

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

respectively, divided by the conversion price in effect at the time of the conversion. In the event that the Company issues additional shares of stock or convertible securities at a purchase price or exercise price less than the then-applicable conversion price, such conversion price shall be adjusted.

Note 9 - Stock Options

The Company has three equity compensation plans: the 2010 Equity Incentive Plan, the 2012 Equity Incentive Plan and the 2014 Equity Incentive Plan (the “Plans”). The Company may grant up to 750,000 and 1,500,000 shares of Common Stock as qualified and nonqualified stock options under the 2010 Equity Incentive Plan and the 2012 Equity Incentive Plan, respectively. Nonqualified stock options (NQs”) may be granted to service providers. Incentive stock options (“ISOs”) may be granted only to employees. In 2013, the Company’s stockholders approved an increase to 1,750,000 shares authorized for issuance under the 2010 Equity Incentive Plan. In 2014, the Board approved an increase to 1,847,500 shares authorized for issuance under the 2010 Equity Incentive Plan.

In 2014, the Company’s stockholders approved the 2014 Equity Incentive Plan pursuant to which the Company may grant up to 2,500,000 shares as qualified and nonqualified options. However, on January 1, 2015 and each January 1st thereafter prior to the termination of the plan, the Plan limit shall be increased by the lesser of (x) 4% of the number of Common Stock outstanding as of the immediately preceding December 31st and (y) such lesser number as the Board may determine in its discretion. No options were granted in 2014 under this Plan.

Pursuant to the terms of the Plans, ISOs have a term of ten years from the date of grant or such shorter term as may be provided in the option agreement. Unless specified otherwise in an individual option agreement, ISOs generally vest over a four year term and NQs generally vest over a three or four year term. In the case of an ISO granted to an option holder who, at the time the ISO is granted, owns, directly or indirectly, stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, the term of the ISO is five years from the date of grant or such shorter term as may be provided in the option agreement. Unless terminated by the Board, the Plan shall continue to remain effective for a term of ten years or until such time as no further awards may be granted and all awards granted under the Plan are no longer outstanding.

The Company’s stock-based compensation expense was recognized in operating expense as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013
	(unaudited)
Stock Based Compensation
Research and development	$163,512	$39,966	$569,132	$22,993
General and administrative	207,659	198,034	728,853	237,368
Total	$371,171	$238,000	$1,297,985	$260,361

The fair value of options and warrants granted during the three months ended March 31, 2015 and 2014 and the years ended December 31, 2014 and 2013 was estimated using the Black-Scholes option valuation model utilizing the following assumptions:

	Three Months Ended March 31,		For the year ended December 31,
	2015	2014	2014	2013
	Weighted Average	Weighted Average	Weighted Average	Weighted Average
	(unaudited)
Volatility	79.80%	75.60%	75.54%	75.60%
Risk-Free Interest Rate	1.82%	1.97%	1.96%	1.76%
Expected Term in Years	6.07	5.76	5.78	5.87
Dividend Rate	0.00%	0.00%	0.00%	0.00%
Fair Value of Option on Grant Date	$3.12	$3.97	$3.91	$1.66

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

The following table summarizes the number of options outstanding and the weighted average exercise price:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Options outstanding at December 31, 2012	1,956,504	$1.45
Granted	770,500	$1.49
Exercised	—	—
Cancelled	—	—
Options outstanding at December 31, 2013	2,727,004	$1.46	8.93	$2,238,711
Vested and expected to vest at December 31, 2013	2,657,999	$1.46	8.92	$2,190,292
Exercisable at December 31, 2013	1,252,621	$1.35	8.49	$1,168,240

Options outstanding at December 31, 2013	2,727,004	$1.46
Granted	618,944	$5.96
Exercised	—	—
Cancelled	—	—
Options outstanding at December 31, 2014	3,345,948	$2.29	8.18	$6,247,407
Vested and expected to vest at December 31, 2014	3,294,925	$2.28	8.17	$6,175,025
Exercisable at December 31, 2014	1,933,583	$1.80	7.86	$4,162,373

Options outstanding at December 31, 2014	3,345,948	$2.29
Granted	1,593,500	$4.51
Exercised	—	—
Cancelled	—	—
Options outstanding at March 31, 2015 (unaudited)	4,939,448	$3.01	8.58	$8,420,619
Vested and expected to vest at March 31, 2015 (unaudited)	4,801,826	$2.98	8.55	$8,332,811
Exercisable at March 31, 2015 (unaudited)	2,108,221	$1.92	7.68	$5,762,693

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

The following is a summary of the status of stock options outstanding at March 31, 2015 and December 31, 2014:

	March 31, 2015 (unaudited)
	Outstanding Options		Exercisable Options
Exercise Price	Number	Years Weighted Average Contractual Life	Number
$0.17 - $0.60	456,504	6.13	426,978
$1.49	770,500	8.53	366,103
$1.75 -$3.75	1,750,000	8.08	1,078,125
$3.76 -$5.19	1,406,000	9.92	8,750
$5.20 -$6.05	556,444	8.99	228,265
	4,939,448		2,108,221
	December 31, 2014
	Outstanding Options		Exercisable Options
Exercise Price	Number	Years Weighted Average Contractual Life	Number
$0.17 - $0.60	456,504	6.38	415,730
$1.49	770,500	8.77	319,573
$1.75	1,500,000	7.97	1,031,250
$5.19 -$6.05	618,944	9.27	167,030
	3,345,948		1,933,583

The weighted average grant date fair value of options was $3.91, $1.66 and $3.12 for options granted during the years ended December 31, 2014 and 2013 and the three months ended March 31, 2015 (unaudited), respectively. At December 31, 2014 and March 31, 2015 there was approximately $2,439,128 and $6,772,529 (unaudited) of unamortized stock compensation expense, which is expected to be recognized over a remaining average vesting period of 1.32 years and 1.71 years, respectively.

Note 10 - Income Taxes

A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective tax rate is as follows:

	2014	2013
Federal Statutory Rate	34.00%	34.00%
Permanent Differences	1.66%	(6.58%)
Research and Development	2.47%	3.81%
State Taxes	3.04%	7.06%
Valuation Allowance	(36.55%)	(32.04%)
Effective Tax Rate	4.62%	6.25%

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets were as follows:

	2014	2013
Federal net operating losses	$8,111,099	$4,218,447
State net operating losses	693,241	373,893
Stock options	309,886	227,049
Federal tax credit	656,782	341,352
State tax credits	101,867	44,528
Amortization	82,915	89,608
Other	20,252	5,028
Total gross deferred tax assets	9,976,042	5,299,905
Less valuation allowance	(9,976,042)	(5,299,905)
Net deferred tax assets	—	—

In assessing the realizability of the net deferred tax assets, the Company considers all relevant positive and negative evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The Company believes that it is more likely than not that the Company’s deferred income tax assets will not be realized in the immediate future. As such, there was a full valuation allowance against the net deferred tax assets as of December 31, 2014 and 2013.

At December 31, 2014, the Company had federal net operating loss (“NOL”) carryforwards of approximately $23,856,000 which expire between 2029 and 2034. At December 31, 2014, the Company had federal research and development credits carryforwards of approximately $657,000. The Company may be subject to the net operating loss utilization provisions of Section 382 of the Internal Revenue Code. The effect of an ownership change would be the imposition of an annual limitation on the use of NOL carryforwards attributable to periods before the change. The amount of the annual limitation depends upon the value of the Company immediately before the change, changes to the Company’s capital during a specified period prior to the change, and the federal published interest rate. Although the Company has not undergone an IRC Section 382 analysis, it is likely that the utilization of the NOLs will be substantially limited.

The State of New Jersey has enacted legislation permitting certain corporations located in New Jersey to sell state tax loss carryforwards and state research and development credits, or net loss carryforwards. In 2011, the Company sold $509,000 of NJ NOL’s for $46,667, in 2013 sold $5,591,099 of NJ NOL’s for $459,018 and in 2014 sold $6,559,132 of NJ NOL’s for $590,675. There is no certainty as to whether this program will continue. At December 31, 2014, the Company had approximately $11,934,000 of NJ NOL’s which expire between 2029 and 2034. At December 31, 2014, the Company had approximately $154,000 of the State of New Jersey research development credits carryforwards.

Entities are also required to evaluate, measure, recognize and disclose any uncertain income tax provisions taken on their income tax returns. The Company has analyzed its tax positions and has concluded that as of December 31, 2014, there were no uncertain positions. The federal and state income tax returns of the Company for 2011, 2012 and 2013 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed. Interest and penalties, if any, as they relate to income taxes assessed, are included in the income tax provision. There was no income tax related interest and penalties included in the income tax provision for 2014 and 2013.

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

Note 11 – Commitments and Contingencies

Evonik

The Company entered into an agreement with SurModics Pharmaceuticals, Inc. in October 2010 for the exclusive worldwide licensing of certain technology, patent rights and know-how rights related to the production of

EG-1962, the Company’s lead product candidate. This agreement was later transferred to Evonik Industries when it purchased substantially all the assets of SurModics Pharmaceuticals, Inc.

In exchange for the license, the Company agreed to make milestone payments totaling up to $14.75 million upon the achievement of certain development, regulatory and sales milestones detailed in the license agreement. In addition, the agreement calls for the Company to pay royalties based on a mid-single digit percentage of net sales. The agreement provides for the reduction of royalties in certain limited circumstances.

Employment Agreements

The Company has entered into employment agreements with each of its executives. The agreements generally provide for, among other things, salary, bonus and severance payments. The employment agreements provide for between 12 months and 18 months of severance benefits to be paid to an executive (as well as certain potential bonus, COBRA and equity award benefits), subject to the effectiveness of a general release of claims, if the executive terminates his employment for good reason or if the Company terminates the executive’s employment without cause. The continued provision of severance benefits is conditioned on each executive’s compliance with the terms of the Company’s Officer’s Confidentiality and Invention and Assignment Agreement as well as his release of claims.

Leases

Effective December 13, 2013 the Company entered into a 63 month lease for approximately 8,000 square feet of office space in Berkeley Heights, New Jersey.

Rent expense is recognized on a straight line basis where there is escalating payments, and was approximately $227,662, $55,000 and $54,246 (unaudited) for the years ended December 31, 2014 and 2013 and the three months ended March 31, 2015.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2014:

Year ended December 31,
2015	$228,264
2016	232,350
2017	232,221
2018	236,307
2019 and after	39,498
Total minimum payments required	$968,640

Note 12 - Debt

On August 28, 2014, the Company entered into a loan and security agreement. The loan agreement provides funding for an aggregate principal amount of up to $10,000,000 in three separate term loans. The first term loan was funded on August 28, 2014 in the amount of $3,000,000 and matures on March 1, 2018. The terms of the loan agreement were amended following the completion of the Series C-1 preferred stock round of financing to allow for the drawdown of the second tranche of $3,000,000. This second tranche was funded on January 29, 2015. Additionally, upon the achievement of certain clinical milestones with respect to EG-1962, or the consummation of certain qualifying subordinated debt or equity financings, in each case prior to June 30, 2015, the Company may borrow up to an additional $4,000,000. The loans bear interest at a rate per annum equal to the greater of (i) 10.45% or (ii) the sum of (a) 10.45% plus the prime rate (as reported in The Wall Street Journal) minus 4.50%, unless the milestones that are a condition precedent to borrowing under the $4,000,000

EDGE THERAPEUTICS, INC.
Notes to Financial Statements
(Information as of and for the three months ended March 31, 2015 and 2014 is unaudited) (continued)

third tranche have been achieved, in which case the interest rate on all loans will be the greater of (i) 9.95% or (ii) the sum of (a) 9.95% plus (b) the prime rate (as reported in The Wall Street Journal) minus 4.50%. The Company is required to make interest-only payments on each term loan through September 2015.

Commencing in October 2015, the loans will amortize in equal monthly installments of principal and interest over 30 months. On the maturity date or the date the loans otherwise become due, the Company must also pay additional interest equal to 1.5% of the total amounts funded under the loan agreement. In addition, if the Company prepays any of the term loans during the first year following the initial closing, the Company must pay a prepayment charge equal to 3% of the amount being prepaid, if the Company prepays any of the term loans during the second year following the initial closing, the Company must pay a prepayment charge equal to 2% of the amount being prepaid, and if the Company prepays any of the term loans after the second year following the initial closing, the Company must pay a prepayment charge of 1% of the amount being prepaid.

The term loans are secured by substantially all of our assets, other than intellectual property, which is the subject of a negative pledge. Under the loan agreement, the Company is subject to certain customary covenants that limit or restrict its ability to, among other things, incur additional indebtedness, grant any security interests, pay cash dividends, repurchase its common stock, make loans, or enter into certain transactions without prior consent. The lender under the agreement has the right to convert in the first subsequent unregistered financing of the Company’s convertible preferred stock (other than its Series C-1 Preferred Stock) or other senior equity securities or instruments exercisable for the foregoing of up to $1,000,000 of the principal amount of any term loan advance for securities being issued in such financing on the same terms afforded to others participating in such financing and to invest up to $1,000,000 in that same subsequent unregistered financing on the same terms afforded to others participating in such financing. The lender’s conversion and investment rights do not apply to the IPO.

As at March 31, 2015 and December 31, 2014, $1,075,000 (unaudited) and $265,000 of the debt is classified as current debt respectively. Future principal payments of the note as of March 31, 2015 (unaudited) are as follows:

Year Ending in December 31:	(000’s)
2015	$531
2016	2,265
2017	2,518
2018	686
$6,000

The estimated fair value of the debt (categorized as a Level 2 liability for fair value measurement purposes) is determined using current market factors and the ability of the Company to obtain debt at comparable terms to those that are currently in place. The Company believes the estimated fair value at March 31, 2015 approximates the carrying amount.

Note 13 - Subsequent Events (unaudited)

The Company has evaluated subsequent events through May 15, 2015.

On April 6, 2015, the Company closed on a Series C-2 Convertible Preferred Stock financing with gross proceeds of $56.0 million and issued warrants to purchase 103,226 shares of Series C-1 Preferred Stock with an exercise price of $5.12 per share to Maxim Group LLC in connection with that financing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the listing fee for the NASDAQ Global Market.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market listing fee		*
Blue sky qualification fees and expenses		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our certificate of incorporation and bylaws, each of which will become effective immediately prior to the consummation of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or redemption of shares; or
•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

As permitted by the Delaware General Corporation Law, we have entered into and intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of preferred stock, warrants and convertible promissory notes issued and options granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, warrants, notes and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)   Issuances of Capital Stock:

(1) From August 31, 2012 to November 20, 2012, we issued an aggregate of 359,935 shares of Series B-1 Preferred Stock, par value $0.00033 per share, at a price of $1.75 per share for an aggregate purchase price of $629,886.25

(2) On March 18, 2013, we issued 1,733,352 shares of Series C Preferred Stock, par value $0.00033 per share, at a price of $3.85 per share for an aggregate purchase price of $6,673,425.

(3) On April 8, 2013, we issued 2,369,169 shares of Series C Preferred Stock, par value $0.00033 per share, at a price of $3.85 per share for an aggregate purchase price of $9,121,345.

(4) On May 8, 2013, we issued 528,984 shares of Series C Preferred Stock, par value $0.00033 per share, at a price of $3.85 per share for an aggregate purchase price of $2,036,592.

(5) On November 3, 2014, we issued 1,706,904, shares of Series C-1 Preferred Stock, par value $0.00033 per share, at a price of $4.65 per share for an aggregate purchase price of $7,937,236.

(6) On November 24, 2014, we issued 529,666 shares of Series C-1 Preferred Stock, par value $0.00033 per share, at a price of $4.65 per share for an aggregate purchase price of $2,462,983.

(7) On December 19, 2014, we issued 723,750 shares of Series C-1 Preferred Stock, par value $0.00033 per share, at a price of $4.65 per share for an aggregate purchase price of $3,365,465.

(8) On December 30, 2014, we issued 566,312 shares of Series C-1 Preferred Stock, par value $0.00033 per share, at a price of $4.65 per share for an aggregate purchase price of $2,633,364.

(9) On December 31, 2014, we issued 32,258 shares of Series C-1 Preferred Stock, par value $0.00033 per share, at a price of $4.65 per share for an aggregate purchase price of $150,000.

(10) On April 6, 2015, we issued 12,043,006 shares of Series C-2 Preferred Stock, par value $0.00033 per share, at a price of $4.65 per share for an aggregate purchase price of $55,999,977.

(b)   Issuance of Convertible Notes.

(1) On December 19, 2012, we sold $150,000.00 aggregate principal amount of our Series C Convertible Promissory Bridge Notes for an aggregate purchase price of $150,000.00, which notes converted into 26,183 shares of our common stock on March 18, 2013.

(2) On February 4, 2013, we sold $100,000.00 aggregate principal amount of our Series C Convertible Promissory Bridge Notes for an aggregate purchase price of $100,000.00, which notes converted into 39,626 shares of our common stock on March 18, 2013.

(c)   Grants of Stock Options:

(1) Since May 15, 2012, we have granted stock options to purchase an aggregate of 4,200,944 shares of our common stock with exercise prices ranging from $0.17 to $6.05 per share, to certain of our employees, consultants and directors in connection with services provided by such parties to us of which options to purchase 3,996 shares of common stock were subsequently cancelled.

(d)   Issuances of Warrants

(1) From August 31, 2012 to November 20, 2012, we issued warrants to purchase an aggregate of 85,989 shares of our common stock at an exercise price of $1.75 per share to the purchasers of our Series B-1 Preferred Stock and a third party service provider.

(2) On March 18, 2013, we issued warrants to purchase 173,335 shares of our common stock at an exercise price of $4.235 per share in connection with services provided to us by our placement agent in connection with the sale of our Series C Preferred Stock.

(3) On April 8, 2013, we issued warrants to purchase 236,916 shares of our common stock at an exercise price of $4.235 per share in connection with services provided to us by our placement agent in connection with the sale of our Series C Preferred Stock.

(4) On May 8, 2013, we issued warrants to purchase 52,898 shares of our common stock at an exercise price of $4.235 per share in connection with services provided to us by our placement agent in connection with the sale of our Series C Preferred Stock.

(5) On August 28, 2014, we issued warrants to purchase 107,526 shares of our Series C-1 Preferred Stock at an exercise price of $4.65 per share in connection with financing with Hercules Technology Growth Capital, Inc.

(6) On November 3, 2014, we issued warrants to purchase 119,738 shares of our Series C-1 Preferred Stock at an exercise price of $5.12 per share in connection with services provided to us by our placement agent in connection with the sale of our Series C-1 Preferred Stock.

(7) On November 24, 2014, we issued warrants to purchase 41,421 shares of our Series C-1 Preferred Stock at an exercise price of $5.12 per share in connection with services provided to us by our placement agent in connection with the sale of our Series C-1 Preferred Stock.

(8) On December 19, 2014, we issued warrants to purchase 54,649 shares of our Series C-1 Preferred Stock at an exercise price of $5.12 per share in connection with services provided to us by our placement agent in connection with the sale of our Series C-1 Preferred Stock.

(9) On December 30, 2014, we issued warrants to purchase 25,326 shares of our Series C-1 Preferred Stock at an exercise price of $5.12 per share in connection with services provided to us by our placement agent in connection with the sale of our Series C-1 Preferred Stock.

(10) On December 31, 2014, we issued warrants to purchase 2,580 shares of our Series C-1 Preferred Stock at an exercise price of $5.12 per share in connection with services provided to us by our placement agent in connection with the sale of our Series C-1 Preferred Stock.

(11) On April 6, 2015, we issued warrants to purchase 103,226 shares of our Series C-1 Preferred Stock at an exercise price of $5.12 per share in connection with services provided to us by our placement agent in connection with the sale of our Series C-2 Preferred Stock.

We deemed the offers, sales and issuances of the securities described in paragraphs (a)(1) to (a)(10), (b)(1) to (b)(2) and (d)(1) to (d)(11) above to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, including in some cases, Regulation D and Rule 506 promulgated thereunder and/or Regulation S promulgated thereunder, relative to transactions by an issuer not involving a public offering, to the extent an exemption from such registration was required.

We deemed the grant of stock options described in paragraph (c)(1) above to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act as offers and sales of securities under written compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 promulgated under the Securities Act and/or Section 4(2) of the Securities Act, relative to transactions by an issuer not involving a public offering, to the extent an exemption from such registration was required. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All purchasers of securities in transactions exempt from registration pursuant to Regulation D promulgated under the Securities Act described above represented to us in connection with their purchase that they were accredited investors and were acquiring the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from the registration requirements of the Securities Act.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The certificates representing the issued securities described in this Item 15 included appropriate legends setting forth that the applicable securities have not been registered and reciting the applicable restrictions on transfer. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

(a)   Exhibits.

See the Index to Exhibits attached to this registration statement, which is incorporated by reference herein.

(b)   Financial statement schedule.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berkeley Heights, State of New Jersey, on the           day of          , 2015.

EDGE THERAPEUTICS, INC.

By:
Brian A. Leuthner
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below appoints Brian A. Leuthner and Andrew J. Einhorn, and each of them acting individually, and each of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution for him and in his name, place, and stead, in any and all capacities, to sign this Registration Statement on Form S-1 for Edge Therapeutics, Inc., along with any or all amendments (including post-effective amendments) to this Registration Statement, and any other registration statements for the same offering pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President and Chief Executive Officer and Director (Principal Executive Officer)	, 2015
Brian A. Leuthner

	Chief Financial Officer (Principal Financial Officer)	, 2015
Andrew J. Einhorn

	Chief Accounting and Operations Officer (Principal Accounting Officer)	, 2015
Albert N. Marchio, II

	Chairman, Board of Directors	, 2015
Sol Barer, Ph.D.

	Vice Chairman, Board of Directors	, 2015
Isaac Blech

	Chief Scientific Officer and Director	, 2015
R. Loch Macdonald, M.D., Ph.D.

	Director	, 2015
Kurt Conti

Signature	Title	Date
	Director	, 2015
James Loughlin

	Director	, 2015
Robert Spiegel, M.D.

James I. Healy, M.D., Ph.D	Director	, 2015

Anders D. Hove, M.D.	Director	, 2015

INDEX TO EXHIBITS

Exhibit Number		Exhibit Description
1.1	†	Form of Underwriting Agreement.
3.1	†	Form of Eighth Amended and Restated Certificate of Incorporation of the Company, to be effective immediately prior to the consummation of this offering.
3.2	†	Form of Amended and Restated Bylaws of the Company, to be effective immediately prior to the consummation of this offering.
4.1	†	Form of Certificate of Common Stock.
4.2	††	Warrant to Purchase 16,667 Shares of Capital Stock Issued to New Jersey Economic Development Authority, dated as of May 3, 2010.
4.3	††	First Amendment to Warrant Issued to New Jersey Economic Development Authority, dated October 9, 2013
4.4	††	Form of Warrant Issued to Series B-1 Stockholders.
4.5	††	Form of Warrant to Purchase Series C Preferred Stock issued to Maxim Group LLC.
4.6	††	Warrant Agreement, dated as of August 28, 2014, by and between the Company and Hercules.
4.7	††	Form of Warrant to Purchase Series C-1 Preferred Stock issued to Maxim Group LLC.
4.8	†	Investors’ Rights Agreement, dated as of April 6, 2015, by and among the Company and the stockholders named therein.
5.1	†	Opinion of Dechert LLP regarding the validity of the securities being registered.
10.1	††*	Licensing Agreement by and between the Company and Evonik Industries (as successor in interest to SurModics Pharmaceuticals, Inc.), dated as of October 20, 2010.
10.2	††+	Edge Therapeutics, Inc. 2010 Equity Incentive Plan and forms of agreement thereunder.
10.3	††+	Edge Therapeutics, Inc. 2012 Equity Incentive Plan and forms of agreement thereunder.
10.4	††+	Edge Therapeutics, Inc. 2014 Equity Incentive Plan and forms of agreement thereunder.
10.5	†+	Second Amended and Restated Employment Agreement by and between Brian A. Leuthner and the Company dated as of 2015.
10.6	†+	Amended and Restated Employment Agreement by and between Dr. R. Loch Macdonald and the Company dated as of 2015.
10.7	†+	Second Amended and Restated Employment Agreement by and between Andrew J. Einhorn and the Company dated as of 2015.
10.8	†+	Second Amended and Restated Employment Agreement by and between Albert N. Marchio, II and the Company dated as of 2015.
10.9	†+	Form of Indemnification Agreement to be entered into between the Company and its officers and directors.
10.10	†+	Edge Therapeutics, Inc. 2014 Employee Stock Purchase Plan
10.11	††	Loan and Security Agreement dated as of August 28, 2014, by and between the Company and Hercules.
10.12	††	Amendment to the Edge Therapeutics, Inc. 2010 Equity Incentive Plan.
10.13	†	Amendment No. 1 to Loan and Security Agreement, dated as of January 23, 2015, by and between the Company and Hercules.
10.14	†+	Amended and Restated Employment Agreement by and between Herbert J. Faleck and the Company dated as of 2015.
23.1		Consent of KPMG LLP.
23.2	†	Consent of Dechert LLP (included in Exhibit 5.1).
24.1	†	Power of Attorney (included on the signature page).

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
††	Previously submitted.
*	Confidential Treatment has been requested with respect to certain portions of this Exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.